Management’s Discussion and Analysis
and
Consolidated Financial Statements
June 30, 2019

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Management’s Discussion and Analysis

June 30, 2019

Contents

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Management’s Discussion and Analysis

LIST OF FIGURES
Figure 1:	Disbursed Investment Portfolio Distribution by Region	11
Figure 2:	Carrying Amount of Loan Portfolio	12
Figure 3:	Carrying Amount of Equity Investments Portfolio	13
Figure 4:	Carrying Amount of Debt Securities Portfolio	14
Figure 5:	IFC's Funding Resources	20
Figure 6:	IFC's Enterprise Risk Management Framework	23
Figure 7:	NPLs as Percentage of Disbursed Loan Portfolio	27
Figure 8:	ESSR Distribution FY12-FY19	31
Figure 9:	IFC's Net Income (Loss), Fiscal Years 2015-2019	35

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Management’s Discussion and Analysis

l. EXECUTIVE SUMMARY
This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Finance Corporation (IFC or the Corporation) for the fiscal year ended June 30, 2019 (FY19). This executive summary highlights selected information and may not contain all of the information that is important to readers of this document. For a complete description of FY19’s performance, as well as the risks and critical accounting estimates affecting IFC, this MD&A should be read in its entirety.

OVERVIEW
IFC is the largest global development institution focused on the private sector in developing countries. Established in 1956, IFC is owned by 1851 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)2 but is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD.
In FY19, IFC stepped up its focus on the poorest countries and fragile areas, in line with the capital increase that shareholders endorsed in April 2018. In FY19, IFC made $8.9 billion in long-term investments from its own account and mobilized $10.2 billion from other investors, totaling over $19.1 billion in long-term investments. These investments supported 269 long-term finance projects in developing countries. In addition, IFC extended $4.5 billion in short-term trade finance, with more than half ($2.5 billion) in IDA/Fragile and Conflict Affected States (FCS) countries.

FINANCIAL PERFORMANCE SUMMARY
From year to year, IFC’s net income is affected by a number of factors that can result in volatile financial performance. Beginning in FY19, IFC’s net income includes all unrealized gains and losses on investments in equity securities, resulting from adopting ASU 2016-01, Recognition and Measurement of Financial Assets and Liabilities (ASU 2016-01), as discussed in more detail in Note A to the FY19 consolidated financial statements. This has resulted in, and will continue to result in, volatility in net income given the size of IFC’s current equity portfolio, the higher balances of equity investments recorded at fair value through net income, and the volatility inherent in security prices and resulting impact on investment valuations. The adoption of ASU 2016-01 also impacted the comparability of IFC’s financial results between FY19 and the year ended June 30, 2018 (FY18) - See Section VII for additional details.
The overall market environment also has a significant influence on IFC’s financial performance. Emerging equity markets were volatile during FY19 with a significant decline in the first half of the year and an improvement in the second half, primarily in FY19 Q3; commodity prices, including oil, declined for the year and IFC’s major investment currencies depreciated against IFC’s reporting currency, the US dollar.
IFC reported net income of $93 million in FY19, $1,187 million lower than FY18 ($1,280 million) and $1,329 million lower than the year ended June 30, 2017 (FY17 ) ($1,422 million). The decline in net income in FY19 was primarily due to lower valuations on equity investments in the three months ended September 30, 2019 (FY19 Q1) and the three months ended December 31, 2019 (FY19 Q2) contributing to a net loss of $446 million in FY19 Q1 and a net loss of $401 million in FY19 Q2 with a significant improvement in the three months ended March 31, 2019 (FY19 Q3) ($655 million net income) and the three months ended June 30, 2019 (FY19 Q4) ($285 million net income). IFC's net income was also impacted by lower realized gains on sales of equity investments and higher debt security impairment losses due to the significant depreciation of a currency that was deemed other than temporary in FY19 Q1. However, IFC also recorded higher foreign currency transaction gains on non-trading activities on foreign exchange hedges of the exposure in these investments, which substantially offset the impact of the debt security impairment losses. IFC also recorded higher income from liquid asset trading activities, higher loan and debt security net interest income, and higher net foreign currency gains on non-trading activities. IFC’s financial performance is detailed more fully in Section VII – Results of Operations.
Management uses Income Available for Designations (a non-GAAP measure) as a basis for designations of retained earnings. Income Available for Designations generally comprises net income excluding: net unrealized gains and losses on equity investments and net unrealized gains and losses on non-trading financial instruments accounted for at fair value, income from consolidated entities other than AMC, and expenses reported in net income related to prior year designations. In FY19, Income Available for Designations is calculated under accounting standards for equity investments in effect prior to July 1, 2018 as this formed the basis of IFC’s approach to designations and sliding scale formula approved by IFC’s Board in FY17, and which is consistent with the approach to calculating Income Available for Designations in FY18 and FY17.
Income Available for Designations was $909 million in FY19, $1,318 million in FY18 and $1,233 million in FY17.
1 On April 13, 2019, Tuvalu became the 185th member country of IFC.
2 The other institutions of the World Bank Group are the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guaranty Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

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Management’s Discussion and Analysis

BASIS OF PREPARATION OF IFC’S CONSOLIDATED FINANCIAL STATEMENTS
The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States (GAAP). IFC’s accounting policies are discussed in more detail in Section VI, Critical Accounting Policies, and in Note A to IFC’s FY19 consolidated financial statements.
The Management’s Discussion and Analysis contains forward looking statements which may be identified by such terms as “anticipates,” “believes,” “expects,” “intends,” “plans” or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond IFC’s control. Consequently, actual future results could differ materially from those currently anticipated. IFC undertakes no obligation to update any forward-looking statements.

Table 1: Reconciliation of reported Net Income to Income Available for Designations (US$ millions)

	FY19	FY18	FY17
Net income attributable to IFC	$93	$1,280	$1,418
Add: Net gains attributable to non-controlling interests	—	—	4
Net income	$93	$1,280	$1,422
Adjustments to reconcile Net Income to Income Available for Designations
Unrealized losses (gains) on investments	1,121	(198)	(287)
Advisory Services Expenses from prior year designations	54	60	64
Unrealized losses (gains) on borrowings	15	93	(74)
Grants to IDA	—	80	101
Adjustments to conform to approach to designations approved by IFC's Board in FY17	(377)	—	—
Other	3	3	7
Income Available for Designations	$909	$1,318	$1,233
Table 2: Selected Financial data as of and for the last Five Fiscal Years (US$ millions)

AS OF AND FOR THE YEARS ENDED JUNE 30	2019	2018	2017	2016	2015

Consolidated income highlights:
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,774	$1,377	$1,298	$1,126	$1,123
Provision for losses on loans, guarantees, accrued interest and other receivables	(87)	(90)	(86)	(359)	(171)
(Loss) income from equity investments and associated derivatives	(253)	853	707	518	427
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	126	363	282	129	132
Income from liquid asset trading activities	1,291	771	917	504	467
Charges on borrowings	(1,575)	(1,041)	(712)	(409)	(258)
Other income	622	578	528	501	505
Other expenses	(1,746)	(1,662)	(1,617)	(1,464)	(1,423)
Foreign currency transaction gains (losses) on non-trading activities	159	123	(188)	(46)	53
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	311	1,272	1,129	500	855
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(218)	88	394	(204)	(106)
Income before grants to IDA	93	1,360	1,523	296	749
Grants to IDA	—	(80)	(101)	(330)	(340)
Net income (loss)	93	1,280	1,422	(34)	409
Less: Net (gains) losses attributable to non-controlling interests	—	—	(4)	1	36
Net income (loss) attributable to IFC	$93	$1,280	$1,418	$(33)	$445

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Management’s Discussion and Analysis

AS OF AND FOR THE YEARS ENDED JUNE 30	2019	2018	2017	2016	2015

Consolidated balance sheet highlights:
Total assets	$99,257	$94,272	$92,254	$90,434	$87,548
Liquid assets[3]	39,713	38,936	39,192	41,373	39,475
Investments	43,462	42,264	40,519	37,356	37,578
Borrowings outstanding, including fair value adjustments	54,132	53,095	54,103	55,142	51,265
Total capital	$27,606	$26,136	$25,053	$22,766	$24,426
of which
Undesignated retained earnings	$25,905	$23,116	$21,901	$20,475	$20,457
Designated retained earnings	366	190	125	133	184
Capital stock	2,567	2,566	2,566	2,566	2,566
Accumulated other comprehensive (loss) income (AOCI)	(1,232)	264	458	(431)	1,197
Non-controlling interests	—	—	3	23	22

Table 3: Key Financial Ratios

	2019	2018	2017	2016	2015
Financial ratios[a]:
Return on average assets (GAAP basis)*[b]	0.1%	1.4%	1.6%	0.0%	0.5%
Return on average assets (non-GAAP basis)[c]	1.4%	1.4%	1.3%	0.5%	1.3%
Return on average capital (GAAP basis)*[d]	0.3%	5.0%	5.9%	(0.1)%	1.8%
Return on average capital (non-GAAP basis)[e]	4.9%	5.1%	4.9%	1.8%	4.6%
Overall liquidity ratio[f]	104%	100%	82%	85%	81%
Debt to equity ratio[g]	2.2:1	2.5:1	2.7:1	2.8:1	2.6:1
Total reserves against losses on loans to total disbursed portfolio[h]	4.7%	5.1%	6.1%	7.4%	7.5%
Capital measures:
Total Resources Required (US$ billions)[i]	21.8	20.1	19.4	19.2	19.2
Total Resources Available (US$ billions)[j]	27.8	24.7	23.6	22.5	22.6
Strategic Capital[k]	6.0	4.6	4.2	3.3	3.4
Deployable Strategic Capital[l]	3.2	2.2	1.8	1.0	1.1
Deployable Strategic Capital as a percentage of Total Resources Available	11.6%	8.7%	7.8%	4.4%	5.4%

*	This ratio is not directly comparable due to the adoption of ASU 2016-01.

a.
Certain financial ratios, as described below, are calculated excluding the effects of unrealized gains and losses on investments, other non‑trading financial instruments, Accumulated Other Comprehensive Income (AOCI), and impacts from consolidated Variable Interest Entities (VIEs).

b.	Net income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.

c.
Return on average assets is defined as Net income, excluding unrealized gains/losses on investments accounted for at fair value, income from consolidated VIEs and net gains/losses on non-trading financial investments, as a percentage of total disbursed loan and equity investments (net of reserves), liquid assets net of repos, and other assets averaged for the current and previous fiscal year.

d.	Net income for the fiscal year as a percentage of the average of total capital (excluding payments on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.

e.
Return on average capital is defined as Net income, excluding unrealized gains/losses on investments accounted for at fair value, income from consolidated VIEs and net gains/losses on non-trading financial investments, as percentage of the paid-in share capital and accumulated earnings (before certain unrealized gains/losses and excluding cumulative designations not yet expensed) averaged for the current and previous fiscal year.

f.
Overall Liquidity Policy states that IFC would at all times maintain a minimum level of liquidity, plus undrawn borrowing commitments from the IBRD, that would cover at least 45% of the next three years’ estimated net cash requirements.

g.
Leverage (Debt/equity) ratio is defined as the number of times outstanding borrowings plus committed guarantees cover paid-in capital and accumulated earnings (net of retained earnings designations and certain unrealized gains/losses).

3 Net of securities sold under repurchase agreements, payable for cash collateral received and associated derivatives.

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h.	Total reserves against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed.

i.
Total resources required (TRR) is the minimum capital required to cover the expected and unexpected loss on IFC’s portfolio, calibrated to maintain IFC’s triple-A rating. TRR is the sum of the economic capital requirements for IFC’s different assets, and it is determined by the absolute size of the committed portfolio, the product mix (equity, loans, short-term finance, and Treasury portfolio assets), and by operational and other risks.

j.
Total resources available (TRA) is the total capital of the Corporation, consisting of (i) paid-in capital; (ii) retained earnings net of designations and some unrealized gains and losses; and (iii) total loan loss reserves. TRA grows based on retained earnings (profit minus distributions) and increases in reserves.

k.	Total resources available less total resources required.

l.	90% of total resources available less total resources required.

II. CLIENT SERVICES
FINANCIAL BUSINESS MODEL
IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC’s principal investment products are loans, equity investments, debt securities and guarantees. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means. Such means principally comprise: loan participations, parallel loans, the Managed Co-lending Portfolio Program (MCPP), the non-IFC portion of structured finance transactions, and the non-IFC portion of commitments in funds managed by IFC’s wholly owned subsidiary, IFC Asset Management Company LLC (AMC4), (collectively Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of its exposures. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (or net worth).
IFC’s capital base and its assets and liabilities, other than its equity investments, are primarily denominated in US dollars ($ or US$) or swapped into US dollars but it has a growing portion of debt issuances denominated in currencies other than US dollars which are invested in such currencies. Overall, IFC seeks to minimize foreign exchange and interest rate risks arising from its loans and liquid assets by closely matching the currency and rate bases of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.
BUSINESS OVERVIEW
For all new investments, IFC articulates the expected impact on sustainable development, and, as the projects mature, IFC assesses the quality of the development benefits realized.
IFC’s strategic focus areas are aligned to advance the WBG’s global priorities.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC’s investment products and services are designed to meet the needs of clients in different industries, with a special focus on infrastructure, manufacturing, agribusiness services, and financial markets. Investment services product lines include: loans, equity investments, debt securities, trade and supply-chain finance, local currency finance, partial credit guarantees, portfolio risk-sharing facilities, securitizations, blended finance, venture capital, the IDA Private Sector Window (IDA-PSW), client risk management and various mobilization products such as loan participations, parallel loans and MCPP.

IFC’s investment project cycle can be divided into the following stages:

▪	Business Development

▪	Concept Review

▪	Appraisal (Due Diligence)

▪	Investment Review
4 On June 27, 2019, the Board approved a proposed change in legal status to be implemented by transferring AMC to IFC (by merger or transfer of assets and liabilities) following which AMC will cease to exist as a separate legal entity. This change is not expected to have a significant impact on IFC's financial position, results of operations or cash flows.

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▪	Negotiations

▪	Public Disclosure

▪	Board of Directors Review and Approval

▪	Commitment

▪	Disbursement of funds

▪	Project Supervision and Development Outcome Tracking

▪	Evaluation

▪	Closing
IFC supervises its projects to monitor project performance and compliance with contractual obligations and with IFC’s internal policies and procedures.
INVESTMENT PRODUCTS
Loans – IFC finances projects and companies through loans, typically for seven to twelve years. IFC also makes loans to intermediary banks, leasing companies, and other financial institutions for on-lending. IFC provides long-term local-currency solutions and helps companies access local capital markets through loans from IFC denominated in local currency, derivatives which allow clients to hedge existing or new foreign currency denominated liabilities back in to the client’s local currency, and structured finance which enable clients to borrow in local currency from other sources. While IFC’s loans have traditionally been denominated in the currencies of major industrial nations, IFC has made it a priority to structure local currency products based on client demand and on IFC’s ability to fund in local-currency and/or economically hedge loans in these currencies through the use of derivatives, principally currency and interest rate swaps and financial futures.
Loans generally have the following characteristics:

▪	Term - typically amortizing with final maturities generally for seven to twelve years, although some loans have been made for tenors as long as 20 years

▪	Currency - primarily in major convertible currencies, principally US dollar, and to a lesser extent, Euro, but with a growing local-currency loan portfolio

▪	Interest rate - typically variable (or fixed and swapped into variable)

▪	Pricing - reflects such factors as market conditions and country and project risks
Equity Investments - Equity investments provide developmental support and long-term growth capital that private enterprises need. IFC invests directly in companies’ equity, and also through private-equity funds. IFC generally invests between 5 and 20 percent of a company’s equity. IFC’s equity investments are typically in the form of common or preferred stock which is not mandatorily redeemable by the issuer or puttable to the issuer by IFC. Equity investments are usually denominated in the currency of the country in which the investment is made. IFC also uses put and call options, profit participation features, conversion features, warrants and other types of instruments in managing its equity investments.
Debt Securities - Investments typically in the form of bonds and notes issued in bearer or registered form, securitized debt obligations (e.g. asset-backed securities (ABS), mortgage-backed securities (MBS), and other collateralized debt obligations) and preferred shares that are mandatorily redeemable by the issuer or puttable to the issuer by IFC.
Trade and Supply Chain Finance - IFC’s Global Trade Finance Program (GTFP) guarantees trade-related payment obligations of approved financial institutions. Separately, the Global Trade Liquidity Program (GTLP) and Critical Commodities Finance Program (CCFP) provides liquidity, through risk sharing, for trade in developing countries. IFC has also commenced a number of other Trade and Supply Chain Finance-related programs, including Global Trade Supplier Finance (GTSF), Global Warehouse Finance Program, Working Capital and Systemic Solutions and Global Trade Structured Trade.
Local Currency Finance - Lending to the private sector in developing countries has traditionally been in the form of loans denominated in foreign currency such as the US dollar or the Euro. But the volatility in currency markets represents a major risk for companies with revenues in local currency. IFC provides long-term local currency solutions and helps companies access local capital markets.
Guarantees and Partial Credit Guarantees - IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. A partial credit guarantee represents a promise of full and timely debt service payment up to a predetermined amount. Typically, the sum that IFC pays out under the guarantee covers creditors irrespective of the cause of default. The guarantee amount may vary over the life of the transaction based on the borrower’s expected cash flows and creditors’ concerns regarding the stability of cash flows. The guarantee is structured to reduce the probability of default of the debt instrument and increase the recovery if default occurs.

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Portfolio Risk Sharing Facilities - A risk sharing facility allows a client to sell a portion of the risk associated with a pool of assets. The assets typically remain on the client’s balance sheet and the risk transfer comes from a partial guarantee provided by IFC.
Securitizations - IFC invests in domestics or cross-border securitizations and provides credit enhancement to transactions through funded or unfunded participations, mainly at the mezzanine level.
Blended Finance - In addition to providing commercial financing for IFC’s own account, IFC uses a number of complementary tools to crowd in private sector financing that would otherwise not be available to projects with high development impact. IFC blends concessional funds, typically from development partners, alongside IFC’s own commercial funding.
IDA-PSW - The IDA-PSW is a new development finance tool to crowd-in more private sector investment where it is most needed. The $2.5 billion IDA-PSW was created under the IDA18 Replenishment for IFC and MIGA to rebalance the risk-reward profile for private sector projects in the poorest countries eligible to borrow from IDA and fragile and conflict-affected situations. The IDA-PSW is implemented through four facilities:

•
A Risk Mitigation Facility: Involves both MIGA and IFC, this facility is designed to provide project-based guarantees to encourage/mobilize private sector investment in infrastructure projects and public-private partnerships.

•
A Local Currency Facility: Administered by IFC, this facility is designed to provide local currency denominated loans, investments or hedges to private sector clients who operate in markets where there are limited currency hedging capabilities. In the absence of currency hedging instruments and creditworthy counterparties, IDA would enter into swaps or indemnity agreement with IFC.

•
A Blended Finance Facility: Administered by IFC, this facility blends PSW financing support with IFC investments to support small and medium enterprises (SMEs), agribusiness and other pioneering investments.

•
A MIGA Guarantee Facility: Administered by MIGA, this facility is designed to expand the coverage of MIGA Political Risk Insurance (PRI) products through shared first-loss or risk participation similar to reinsurance.

Client Risk Management Services - IFC extends long-maturity risk management products to clients in developing countries. IFC provides derivative products to its clients to allow them to hedge their interest rate, currency, or commodity-price exposures. IFC intermediates between clients in developing countries and derivatives market makers to provide such clients with access to risk‑management products to bridge the credit gap between its clients and the market.
Mobilization Products - IFC promotes development by mobilizing financing for the private sector in its developing member countries.
Loan Participations (B Loans): Through its B Loan Program, IFC offers participants the opportunity to lend to IFC-financed projects. These loans are a key part of IFC’s efforts to mobilize additional private sector financing in developing countries, thereby broadening the Corporation’s developmental impact. When an IFC loan includes financing from the market through the B Loan Program, IFC retains a portion of the loan for its own account (the A Loan), and sells participations in the remaining portion to participants (the B Loan). The borrower signs a single Loan Agreement with IFC, and IFC signs a Participation Agreement with the participant or participants. IFC is the sole contractual lender for the borrower. While IFC is the lender of record, the participants’ involvement is known to the borrower. The structure allows participants to fully benefit from IFC’s status as a multilateral development institution.
A Loan Participations: An A Loan Participation (ALP) is an exposure management tool which IFC uses to reduce its risk exposures to a client, country or sector. An ALP is created through the partial sale of an A Loan to commercial banks or other financial institutions and is governed by a Participation Agreement, much like the agreement used for B Loans. As in a B Loan, IFC remains the lender of record for the entire A Loan and an ALP participant shares all project risks with IFC and has the same benefits of a traditional B Loan participant.

Parallel Loans: IFC acts as an arranger - and can also act as an administrative agent - by using its existing mobilization platform, deal‑structuring expertise and global presence to identify investments, perform due diligence, and negotiate loan documents in cooperation with parallel lenders.
MCPP: MCPP creates diversified portfolios of emerging market private sector loans. MCPP leverages IFC’s origination capacity and deep market knowledge to source opportunities for third party investors to co-lend alongside IFC. MCPP gives IFC the ability to provide larger financing packages than it could from its own account and increases the pool of financing available for achieving development goals. MCPP builds a loan portfolio for an investor that mirrors the portfolio IFC is creating for its own account. MCPP investors and IFC sign upfront administration agreements determining the makeup of the portfolio based on agreed eligibility. Investors pledge capital upfront and then as IFC identifies eligible deals, investor exposure is allocated alongside IFC’s own per the terms of the agreement.
INVESTMENT PROGRAM
COMMITMENTS
In FY19, the Long-Term Finance program was $8,920 million, as compared to $11,630 million in FY18 and Core Mobilization was $10,206 million, as compared to $11,671 million for FY18, a decrease in the total of Long-Term Finance and Core Mobilization of $4,175 million or 18%. Program outcomes reflect a challenging year for IFC with its organizational realignment and workforce planning exercise and the introduction of an Accountability and Decision-Making Framework. Macroeconomic volatility in some of our key markets also impacted program delivery.

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In addition, the average outstanding balance for Short-Term Finance was $2,504 million at June 30, 2019, as compared to $3,435 million at June 30, 2018.
CORE MOBILIZATION
Core Mobilization is financing from entities other than IFC that becomes available to clients due to IFC’s direct involvement in raising resources. IFC mobilizes such private sector finance from other entities through a number of means, as outlined in the Table below.
Table 4: FY19 vs FY18 Long-Term Finance and Core Mobilization (US$ millions)

	FY19	FY18
Total Long-Term Finance and Core Mobilization[5]	$19,126	$23,301
Long-Term Finance
Loans	$7,137	$9,804
Equity investments	999	1,300
Guarantees	742	443
Client risk management	42	83
Total Long-Term Finance	$8,920	$11,630
Core Mobilization
Loan participations, parallel loans, and other mobilization
Parallel loans	$3,473	$5,389
Loan participations	1,784	1,785
Managed Co-lending Portfolio Program	481	571
Debt Security Mobilization	86	—
Other Mobilization	1,407	1,238
Total loan participations, parallel loans and other mobilization	$7,231	$8,983
AMC (see definitions in Table 7)
GEM Funds	$282	$151
Asia Fund	43	15
Global Infrastructure Fund	33	19
FIG Fund	18	—
MENA Fund	9	16
Catalyst Funds	3	62
Total AMC-Related	$388	$263
Other:
Public Private Partnership	$1,137	$1,044
Global Trade Liquidity Program, Critical Commodities Finance Program and Global Warehouse Finance Program	836	960
Debt and Asset Recovery Program	614	421
Total other	$2,587	$2,425
Total Core Mobilization	$10,206	$11,671
INVESTMENT DISBURSEMENTS
IFC disbursed $9,074 million for its own account in FY19, $2,076 million or 19% lower than in FY18 ($11,150 million). Disbursements comprised $7,083 million of loans ($7,919 million in FY18), $908 million of equity investments ($1,270 million in FY18), and $1,083 million of debt securities ($1,961 million in FY18).
5 Debt security commitments are included in loans and equity investments based on their predominant characteristics.

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DISBURSED INVESTMENT PORTFOLIO
IFC’s total disbursed investment portfolio (a non-GAAP performance measure) was $44,535 million at June 30, 2019 ($41,738 million at June 30, 2018), comprising the disbursed loan portfolio of $25,400 million ($25,172 million at June 30, 2018), the disbursed equity portfolio of $12,929 million ($10,975 million at June 30, 2018), and the disbursed debt security portfolio of $6,206 million ($5,591 million at June 30, 2018).
IFC’s disbursed investment portfolio is diversified by industry sector and geographic region.
The distribution of the disbursed investment portfolio by geographical region and industry sector as of June 30, 2019 and June 30, 2018 is shown below:
Figure 1: Disbursed Investment Portfolio Distribution by Region (US$ millions)
Table 5: Disbursed Investment Portfolio Distribution by Industry Sector (US$ millions)

	Disbursed Investments		As a % of Total
	FY19	FY18	FY19	FY18
Finance & Insurance	$17,815	$16,186	40%	39%
Electric Power	5,344	5,276	12%	13%
Collective Investment Vehicles	4,172	4,018	9%	10%
Transportation and Warehousing	2,391	2,368	6%	6%
Chemicals	2,291	2,301	5%	5%
Agriculture and Forestry	1,741	1,719	4%	4%
Natural Resources	1,624	1,353	4%	3%
Food & Beverages	1,053	1,180	2%	3%
Wholesale and Retail Trade	1,044	884	2%	2%
Construction and Real Estate	959	845	2%	2%
Others	6,101	5,608	14%	13%
Total	$44,535	$41,738	100%	100%
The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) less reserves against losses on loans; (iii) unamortized deferred loan origination fees, net and other; (iv) disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; and (vi) unrealized gains and losses on investments. The carrying value of IFC’s investment portfolio at June 30, 2019 includes $1,433 million of cumulative unrealized gains on equity securities as of June 30, 2018 that were previously accounted for at cost less impairment.
The carrying value of IFC’s investment portfolio was $43,462 million at June 30, 2019 ($42,264 million at June 30, 2018), comprising the loan portfolio of $23,983 million ($23,609 million at June 30, 2018), the equity portfolio of $13,130 million ($13,032 million at June 30, 2018), and the debt security portfolio of $6,349 million ($5,623 million at June 30, 2018).

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Management’s Discussion and Analysis

LOANS
Loans comprise 57% of the disbursed investment portfolio as of June 30, 2019 (60% at June 30, 2018) and 55% of the carrying amount of the investment portfolio as of June 30, 2019 (56% at June 30, 2018).
The carrying amount of IFC’s loan portfolio on IFC’s consolidated balance sheet (comprising the disbursed loan portfolio together with adjustments as detailed in Note D to IFC’s FY19 consolidated financial statements) grew 2% to $23,983 million at June 30, 2019 ($23,609 million at June 30, 2018) analyzed as follows:
Figure 2: Carrying Amount of Loan Portfolio (US$ millions)
Disbursements exceeded repayments by $605 million in FY19. Write-offs, net of recoveries totaled $196 million in FY19 and currency exchange rate fluctuations totaled $138 million in FY19. IFC’s reporting currency, the US dollar, appreciated significantly against emerging market investment currencies in FY19 such as the Turkish lira and Colombian peso. Foreign exchange losses are largely offset by foreign exchange gains from associated currency swaps. The residual foreign exchange gain or loss represents the foreign exchange gain or loss on quasi-equity loans and loans funded by local currency bonds. Other comprises capitalized interest and charges, loan conversions and transfers.
Loans have been traditionally denominated in the currencies of major industrial nations, but IFC has an extensive portfolio of local currency products. IFC typically offers local currency products in other currencies where it can economically hedge the local currency loan cash flows back into US dollars using swap markets or where it can fund itself in local bond markets. IFC’s disbursed loan portfolio at June 30, 2019 includes $4,294 million of currency products denominated in Brazilian real, Indian rupee, Chinese renminbi, Mexican peso, South African rand, Colombian peso, Indonesian rupiah, Philippine peso, New Romanian lei, Kazakhstan tenge, Hong Kong dollar, Turkish lira, Peruvian Soles nuevo and Sri Lankan rupee ($3,698 million at June 30, 2018). The $596 million increase in FY19 in local currency loans outstanding measured in US dollars was mainly due to disbursements of loans denominated in Indian rupee, Mexicon peso and Brazilian real. IFC has also made loans in a number of frontier market currencies such as Sri Lankan rupee, Zambian kwacha, Vietnamese dong and Jordanian dinar.
At June 30, 2019, 72% of IFC’s disbursed loan portfolio was US dollar-denominated (73% at June 30, 2018).

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Management’s Discussion and Analysis

The currency composition of the disbursed loan portfolio at June 30, 2019 and June 30, 2018 is shown below:
Table 6: Currency position of the Disbursed Loan Portfolio (US$ millions)

	Disbursed Loans		As a % of Total
	FY19	FY18	FY19	FY18
US dollar	$18,219	$18,332	72%	73%
Euro	2,492	2,754	10%	11%
Brazilian real	855	722	3%	3%
Indian rupee	760	370	3%	1%
Chinese renminbi	675	789	3%	3%
Mexican peso	369	184	1%	1%
South African rand	357	388	1%	1%
Colombian peso	272	303	1%	1%
Indonesian rupiah	221	219	1%	1%
Philippine peso	211	216	1%	1%
Others	969	895	4%	4%
Total	$25,400	$25,172	100%	100%
EQUITY INVESTMENTS
IFC’s disbursed equity portfolio totaled $12,929 million at June 30, 2019 ($10,975 million at June 30, 2018), an increase of $1,954 million or 18%.
Equity investments accounted for 29% of IFC’s disbursed investment portfolio at June 30, 2019, compared with 26% at June 30, 2018 and 30% of the carrying amount of the investment portfolio at June 30, 2019 (31% at June 30, 2018).
The carrying amount of IFC’s equity investment portfolio (comprising the disbursed equity portfolio, together with adjustments as detailed in Note D to IFC’s FY19 consolidated financial statements), grew 0.8% to $13,130 million at June 30, 2019 ($13,032 million at June 30, 2018) analyzed as follows:
Figure 3: Carrying Amount of Equity Investments Portfolio (US$ millions)
The cumulative impact of the adoption of ASU 2016-01 in FY19 accounted for $1,513 million of the increase. Sales of equity investments exceeded new equity investments by $578 million.  Changes in fair value of equity investments (excluding the impact of foreign exchange) totaled -$670 million with the impact of foreign exchange fluctuations on the value of equity investments totaling -$184 million as certain large exposure currencies depreciated against the US dollar during FY19. Other comprises conversions and transfers from loans and debt securities.
The fair value of IFC’s equity portfolio6 was $13,890 million at June 30, 2019 ($15,283 million at June 30, 2018).
6 Including “equity-like” securities classified as debt securities in IFC’s consolidated balance sheet and equity-related options.

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Management’s Discussion and Analysis

DEBT SECURITIES
IFC’s disbursed debt securities portfolio totaled $6,206 million at June 30, 2019 ($5,591 million at June 30, 2018), an increase of $615 million or 11%.
Debt securities accounted for 14% of IFC’s disbursed investment portfolio at June 30, 2019 (14% at June 30, 2018) and 15% of the carrying amount of the investment portfolio at June 30, 2019 (13% at June 30, 2018).
The carrying amount of IFC’s debt securities portfolio (comprising the disbursed debt securities portfolio, together with adjustments as detailed in Note D to IFC’s FY19 consolidated financial statements), increased 13% to $6,349 million at June 30, 2019 ($5,623 million at June 30, 2018) analyzed as follows:
Figure 4: Carrying amount of debt securities portfolio (US$ millions)
The increase in the debt securities portfolio is largely due to new disbursements exceeding repayments ($759 million in FY19), partially offset by reduction in balances outstanding due to currency exchange rate fluctuations ($153 million in FY19).
Additional information on IFC’s investment portfolio as of and for the years ended June 30, 2019, and June 30, 2018, can be found in Notes B, D, E, F, G, H, P and R to IFC’s FY19 consolidated financial statements.
GUARANTEES AND PARTIAL CREDIT GUARANTEES
IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC’s guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC’s loan pricing policies.
Guarantees of $2,899 million were outstanding (i.e., not called) at June 30, 2019 ($4,096 million at June 30, 2018).
INVESTMENT PORTFOLIO MANAGEMENT
At the core of IFC’s approach to portfolio management is the aim to build and proactively manage a portfolio that produces strong financial results and development impact. IFC achieves this through a combination of strong presence on the ground and deep sector expertise, that enables IFC to stay close to its clients and markets, monitor trends and anticipate impacts on its portfolio of clients.
In order to provide continued corporate oversight to IFC’s portfolio, the Corporate Portfolio Committee periodically reviews the investment portfolio, looking both at broad trends as well as select individual assets, which are further complemented by monthly focused in-depth discussions of IFC’s key sector and country exposures. Quarterly reviews of IFC’s portfolio results are presented to the Board, along with an in-depth analysis at the end of the Fiscal Year. IFC's investment and portfolio teams, largely based in field offices, complement global reviews with asset-by-asset quarterly assessments, for investments.
At the corporate level, IFC combines the analysis of its portfolio performance with sector expertise and country/region market intelligence, and projections of global macroeconomic and market trends to inform decisions about future investments. IFC also regularly conducts stress tests to assess the performance of the portfolio against possible macroeconomic developments, and to identify and address risks.

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Management’s Discussion and Analysis

At the asset level, IFC’s multidisciplinary teams, including investment and sector specialists with deep industry expertise, closely monitor investment performance and compliance with investment agreements. IFC does this, among other things, through site visits to evaluate project implementation, and through active engagement with sponsors and government officials, where relevant, to identify potential problems early on and formulate appropriate solutions. IFC also systematically and timely tracks environmental and social performance, and measures financial and development results.
IFC constantly assesses its equity portfolio proactively to identify assets ready for divestments, where IFC’s development role has been completed. This rebalancing of the equity portfolio is the result of an analysis that takes into account market conditions, opportunities, expected returns, and risks, and is adjusted periodically as required. To strengthen this process, IFC has recently appointed Equity Heads of Industry, who provide central oversight particularly of IFC’s larger and more complex equity positions.
For projects in financial distress, IFC’s Special Operations Department determines the appropriate remedial actions. It seeks to keep the project operational to achieve the development impact intended at its onset. It also negotiates agreements with creditors and shareholders to share the burden of restructuring.
Investors and other partners participating in IFC’s operations are kept regularly informed on project developments. IFC consults or seeks their consent as appropriate.
At the core of active portfolio management is the need to have timely and accurate information to drive business decisions. IFC continues to invest in information-technology systems to better support the management of its portfolio, and is in the process of strengthening its portfolio support structure through the creation of the Operations Support Unit at the corporate level, to be further extended to its sector and regional teams.

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Management’s Discussion and Analysis

AMC
AMC is a wholly owned subsidiary of IFC that invests third-party capital and IFC capital, enabling outside investors to benefit from IFC’s expertise in achieving strong equity returns, as well as positive development impact in the countries in which it invests in developing and frontier markets. Investors in funds managed by AMC include sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs). AMC helps IFC mobilize additional capital resources for investment in productive private enterprise in developing countries.

On June 27, 2019, the Board approved a proposed change in the legal status of IFC to be implemented by transferring AMC to IFC (by merger or transfer of assets and liabilities) following which AMC will cease to exist as a separate legal entity. This change is not expected to have a significant impact on IFC's financial position, results of operations or cash flows.

Cumulatively through June 30, 2019, AMC raised total funds of $10.1 billion ($10.1 billion at June 30, 2018).
The Funds Managed by AMC and their activities as of and for the years ended June 30, 2019 and 2018 are summarized as follows:
Table 7: Funds Managed by AMC and their Activities FY19 vs FY18 (US$ millions unless otherwise indicated)

	Through June 30, 2019				For the year ended June 30, 2019
	Total funds raised since inception			Cumulative investment commitments **	Investment commitments made by Fund ***	Investment disbursements made by Fund
	Total	From IFC	From other investors
Investment Period
China-Mexico Fund, LP (China-Mexico Fund)	$1,200	$—	$1,200	$320	$—	$50
IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	158	25	6
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	66	14	12
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	145	55	45
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	5
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	365	5	62
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)*	1,430	200	1,230	931	40	55
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	740	343	100
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	110	23	24
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)****	550	250	300	82	—	—
Total	$10,055	$2,265	$7,790	$6,763	$505	$359
* Includes co-investment fund managed by AMC on behalf of Fund LPs.
** Net of commitment cancellations.
*** Excludes commitment cancellations from prior periods.
**** The Russian Bank Cap Fund has completed the exit from all its investments and was liquidated during FY18.

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Management’s Discussion and Analysis

	Through June 30 2018				For the year ended June 30, 2018
	Total funds raised since inception			Cumulative investment commitments **	Investment commitments made by Fund ***	Investment disbursements made by Fund
	Total	From IFC	From other investors
Investment Period
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	$418	$75	$343	$379	$73	$70
IFC Global Infrastructure Fund, LP (Global Infrastructure Fund)*	1,430	200	1,230	891	23	44
China-Mexico Fund, LP (China-Mexico Fund)	1,200	—	1,200	320	—	75
IFC Financial Institutions Growth Fund, LP (FIG Fund)	505	150	355	133	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	397	189	120
IFC Middle East and North Africa Fund, LP (MENA Fund)	162	60	102	52	25	2
Women Entrepreneurs Debt Fund, LP (WED Fund)	115	30	85	87	19	32
IFC Emerging Asia Fund, LP (Asia Fund)	693	150	543	90	20	11
Post Investment Period
IFC Capitalization (Equity) Fund, L.P. (Equity Capitalization Fund)	1,275	775	500	1,226	—	—
IFC Capitalization (Subordinated Debt) Fund, L.P. (Sub-Debt Capitalization Fund)	1,725	225	1,500	1,614	—	—
IFC African, Latin American and Caribbean Fund, LP (ALAC Fund)	1,000	200	800	876	—	25
Africa Capitalization Fund, Ltd. (Africa Capitalization Fund)	182	—	182	130	—	—
IFC Russian Bank Capitalization Fund, LP (Russian Bank Cap Fund)****	550	250	300	82	—	—
Total	$10,055	$2,265	$7,790	$6,277	$349	$379
* Includes co-investment fund managed by AMC on behalf of Fund LPs.
** Net of commitment cancellations.
*** Excludes commitment cancellations from prior periods.
**** The Russian Bank Cap Fund has completed the exit from all its investments and was liquidated during FY18.
ADVISORY SERVICES
It takes more than finance to achieve sustainable development. IFC’s experience shows the powerful role advice can play in unlocking private sector investment, helping businesses to expand and create jobs. IFC’s advisory engagements play an important role in helping to strengthen the WBG’s efforts to end poverty and boost shared prosperity.
To help address increasingly complex development challenges, IFC initiated a holistic approach to create markets and mobilize private investment as articulated in IFC’s Creating Markets strategy. Advisory is critical for IFC’s delivery on this new strategy by bringing together the diverse WBG actions needed to create markets and by focusing on building a pipeline of bankable projects, especially in IDA countries and FCS. Advisory will also continue to deliver proven solutions that support clients to raise their standards and expand their market access, while working to enable sector reform and develop a level playing field in IFC’s client countries.
During FY19, IFC provided advice in key business areas:
Financial Institutions: IFC helps increase the availability and affordability of financial services for individuals and for micro, small, and medium enterprises. IFC works with financial institutions to strengthen their risk management and diversify their product offering in areas such as SMEs, housing finance, and sustainable energy.

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Management’s Discussion and Analysis

Manufacturing Agribusiness & Services (MAS): IFC helps clients improve farmer productivity and standards in agribusiness. IFC’s efforts are focused on designing efficient value chains and boosting food security-thereby providing valuable social, economic, and environmental benefits for all stakeholders. MAS helps clients develop clean, affordable, competitive, and high-quality energy and resource efficiency solutions across the value chain. MAS also works to improve manufacturing productivity and increase the efficiency and effectiveness in the healthcare and education sectors.
Infrastructure & Natural Resources: IFC helps both private and sub-sovereign public sector clients to build capacity and mechanisms to become attractive destinations for infrastructure investments. IFC works closely with private sector clients and commercially-run state-owned enterprises to acquire a social license to operate in tough environments by increasing benefits to local communities; mitigating social risks; and addressing obstacles to equality and inclusion in the workplace, across the supply chain. IFC also works with subnational governments to strengthen institutions and regulations; improve critical infrastructure and environmental sustainability; foster skills and innovation; expand access to finance; and build capacity to manage tax and royalty payments to improve community welfare and local content.
Telecoms, Media, Technology, Venture Investing: Provides Advisory Services in two areas: (i) through its SME Ventures program, it supports local first-time fund managers delivering risk capital to SMEs in difficult markets (FCS & Low-Income IDA Countries), and (ii) the Venture Investing unit which focuses on cross-cutting themes across regions and industries for creating markets around disruptive technologies, digitalization, and innovation in emerging markets.
Environment Social & Governance: IFC helps clients conduct business in a sustainable manner and manage risks by promoting sound environmental, social and corporate governance practices.
Transaction Advisory: Provides two types of advisory services: (i) through its Public-Private Partnerships team, it supports national and subnational governments in structuring and procuring private sector partners for Public-Private Partnerships, to improve access to education, energy, transport, healthcare, and sanitation services; and (ii) through its Corporate Finance team, it supports private sector clients in their cross-border mergers and acquisition transactions.
Global Practices: Working in partnership with the World Bank GPs, we support national and local governments to enact and implement reforms to facilitate job creation and growth in our client countries, primarily in the areas of investment climate and development of financial markets.
Other Advisory: IFC also provides advisory solutions that can be deployed across several industries, which include work on climate business, gender and country engagement advisory.
As of June 30, 2019, the IFC Advisory Services Portfolio totaled about $1,529 million ($1,474 million at June 30, 2018). FY19 program expenditures was $295 million ($273 million in FY18) with a strong focus on IFC's strategic priority areas IDA at 59%, FCS at 21%, and Climate Change at 24%, (compared to 57%, 19% and 27% respectively in FY18). This trend is expected to continue going forward, particularly with IFC’s increased utilization of its Creating Markets Advisory Window in support of the creating markets agenda in IDA eligible and fragile countries.
Table 8: IFC Advisory Services - Program Expenditures by Region for FY19 vs FY18

	FY19		FY18
IFC Advisory Services expenses by region	US$ millions	%	US$ millions	%
East Asia and the Pacific	$55	19	$46	17
Europe and Central Asia	39	13	37	14
Latin America and the Caribbean	30	10	30	11
Middle East and North Africa	17	6	15	5
South Asia	36	12	42	15
Sub Saharan Africa	97	33	86	32
World region	21	7	17	6
Total Program Expenditures	$295	100	$273	100

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Management’s Discussion and Analysis

Table 9: IFC Advisory Services - Program Expenditures by Business Area for FY19 vs FY18

	FY19		FY18
IFC Advisory Services expenses by area	US$ millions	%	US$ millions	%
Financial Institutions	$65	22	$51	19
Manufacturing Agribusiness & Services	34	11	27	10
Infrastructure & Natural Resources	19	6	29	11
Telecoms, Media, Technology, Venture Investing	5	2	5	2
Environment Social & Governance	14	5	15	5
Transaction Advisory	43	15	38	14
Global Practices	102	35	100	36
Other Advisory	13	4	8	3
Total Program Expenditures	$295	100	$273	100
INVESTMENT PORTFOLIO INITIATIVES
MCPP
As of June 30, 2019, eight global investors have committed over $8.1 billion to MCPP; four investors participate exclusively in infrastructure projects, two exclusively in financial institutions, and two others are cross-sectoral. Investors have also approved funding for 155 projects totaling $6.3 billion across 45 countries as of June 30, 2019. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investors’ investment criteria.
IDA-PSW
As of June 30, 2019, $578 million of instruments under the IDA-PSW had been approved, of which $358 million related to IFC. Refer to Note X to the FY19 consolidated financial statements for transaction details.
III. LIQUID ASSETS
All liquid assets are managed according to an investment authority approved by the Board of Directors and liquid asset investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
IFC funds its liquid assets from two sources, borrowings from the market (Funded Liquidity Portfolio) and capital. Liquid assets are managed in a number of portfolios related to these sources.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high quality corporate issuers; these include ABS and MBS, time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid assets portfolios on an aggregate portfolio basis against each portfolios benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps and futures and options, and it takes positions in various industry sectors and countries.
IFC’s liquid assets are accounted for as trading portfolios. The net asset value of the liquid assets portfolio was $39.7 billion at June 30, 2019 ($38.9 billion at June 30, 2018). The increase in FY19 was primarily due to an increase of $2.0 billion in the Net Worth Funded portfolio that reflects investment of cash from equity sales net of new equity investments plus net income from Investment Operations and liquidity management. Funded Liquidity declined by $1.2 billion due to net debt redemptions and net disbursements to clients.
FUNDED LIQUIDITY PORTFOLIO
The primary funding source for liquid assets for IFC is Funded Liquidity. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally against money market benchmarks. A small portion of Funded Liquidity is managed by third parties with the same benchmark as that managed internally.
NET WORTH FUNDED PORTFOLIO
The second funding source of liquid assets is that portion of IFC’s net worth not invested in equity and equity-like investments (Net Worth Funded Portfolio) which is managed against a U.S. Treasury benchmark. A portion of these assets are managed by third parties with the same benchmark as that part managed internally.

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Management’s Discussion and Analysis

Income from liquid assets trading activities7 was $1,291 million in FY19, $864 million from the Funded Liquidity Portfolio and $427 million from the Net Worth Funded Portfolio.
IV. FUNDING RESOURCES
IFC’s funding resources (comprising borrowings, capital and retained earnings) as of June 30, 2019 and June 30, 2018 are as follows:
Figure 5: IFC's Funding Resources (US$ millions)
BORROWINGS
The major source of IFC’s borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.
IFC operates under a General Funding Authorization that authorizes IFC to borrow within the limits of its risk policies without requiring annual authorizations from the Board of the Corporation as to the size of its borrowing program for the subsequent financial year.
IFC’s new medium and long-term borrowings (after the effect of borrowing-related derivatives and including discount notes with maturities greater than three months of $4.7 billion in FY19, $2.5 billion in FY18, and $3.0 billion in FY17) totaled $15.5 billion during FY19 ($16.0 billion in FY18 and $15.4 billion in FY17) reflecting paced implementation of the funding program for FY19 and in consideration of the Corporation's maturing borrowings and net disbursement needs. In addition, the Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC, which enhances the liquidity of IFC’s borrowings. During FY19, IFC repurchased and retired $0.7 billion of outstanding debt ($0.8 billion in FY18 and $2.1 billion in FY17), generating gains on buybacks of $1 million in FY19 ($2 million - FY18 and $2 million - FY17).
IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. In FY19 IFC borrowed in 28 currencies and in final maturities ranging from 3 months to 40 years. Borrowings outstanding have a weighted average remaining contractual maturity of 8.2 years at June 30, 2019 (7.4 years at June 30, 2018). Actual maturities may differ from contractual maturities due to the existence of call features in certain of IFC’s borrowings.
Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. IFC’s mandate to help develop domestic capital markets can result in raising local currency funds. As of June 30, 2019, IFC had gross payables from borrowing-related currency swaps of $26.3 billion ($21.2 billion at June 30, 2018) and from borrowing-related interest rate swaps in the notional principal payable amount of $26.7 billion ($31.2 billion at June 30, 2018). After the effect of these derivative instruments is taken into consideration, 96% of IFC’s market borrowings at June 30, 2019 were variable rate US dollar-denominated (95% - June 30, 2018). The weighted average cost of market borrowings after currency and interest rate swap transactions was 2.8% at June 30, 2019 (2.5% at June 30, 2018). This increase
7 Reported gross of borrowing costs and excluding foreign exchange gains and losses on local currency Funded Liquidity which are reported separately from income from liquid assets trading activities in foreign currency gains and losses on non-trading activities and the effects of internal trades related to foregone swapping of market borrowings and Funded Liquidity in certain currencies.

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Management’s Discussion and Analysis

was mainly due to developments in USD funding, where compared to the prior year, US$ six‑month LIBOR rates was higher and IFC’s credit spread on average 5 bps higher in USD.
IFC also uses its borrowings as a tool to promote capital markets development in emerging and frontier markets and this can result in raising local currency funds. Proceeds of these issuances not disbursed into loans have primarily been invested in securities of the related sovereign and sovereign instrumentalities in the currency of the issuances. Borrowings from market sources at June 30, 2019 with no associated interest rate or currency swap amounted to 4% of the total borrowings from market sources (5% at June 30, 2018).
As of June 30, 2019, $2.2 billion ($2.7 billion as of June 30, 2018) of such non-US$ denominated market borrowings were outstanding, denominated in Botswana pula, Chinese renminbi, Costa Rican colon, Dominican peso, Georgian lari, Indian rupee, Indonesian rupiah, Kazakhstan tenge, Namibian dollar, New Romanian lei, New Serbian dinar, Philippine peso, Turkish lira, Ukraine hrivnya and Uzbekistan sum. Proceeds of such borrowings were invested in such local currencies, on-lent to clients and/or partially swapped into US dollars.
IFC has short term discount note programs in US dollar and Chinese renminbi to provide an additional funding and liquidity management tool for IFC in support of certain of IFC’s trade finance and supply chain initiatives and to expand the availability of short term local currency finance. The discount note programs provide for issuances with maturities ranging from overnight to one year. The weighted average cost of discount note borrowing in FY19 was 2.49%, 11 basis points more than the average Fed Funds rates in FY19. During FY19, IFC issued $14.2 billion of discount notes and $2.2 billion were outstanding as of June 30, 2019 under the short-term discount note programs.
CAPITAL AND RETAINED EARNINGS

Table 10: IFC's Capital (US$ millions)

	June 30, 2019	June 30, 2018
Capital
Capital stock, authorized	$2,580	$2,580
Capital stock, subscribed and paid-in	2,567	2,566
Accumulated other comprehensive (loss) income	(1,232)	264
Retained earnings	26,271	23,306
Total capital	$27,606	$26,136
At June 30, 2019 and June 30, 2018, retained earnings comprised the following:

Table 11: IFC's Retained Earnings (US$ millions)

	June 30, 2019	June 30, 2018
Undesignated retained earnings	$25,905	$23,116
Designated retained earnings:
Creating Markets Advisory Window	166	122
Grants to IDA	115	—
Advisory services	66	46
IFC SME Ventures for IDA countries	16	17
Performance-based grants	3	5
Total designated retained earnings	$366	$190
Total retained earnings	$26,271	$23,306
As discussed in Note A to the accompanying consolidated financial statements, IFC adopted ASU 2016-01 on July 1, 2018, and recorded a transition adjustment, which resulted in an increase of $2,872 million in retained earnings and a decrease of $1,359 million in accumulated other comprehensive income, for an increase in total capital of $1,513 million.

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Management’s Discussion and Analysis

DESIGNATIONS OF RETAINED EARNINGS
Amounts available to be designated are determined based on a Board of Directors-approved income-based formula and, beginning in FY08, on a principles-based Board of Directors-approved financial distribution policy, and are approved by the Board of Directors.
IFC’s Board of Directors approved a change to the sliding-scale formula and the methodology used for calculating the incremental rate of designation, beginning with the designation in respect of FY17. The revised approach establishes a threshold that no designations of any kind can take place if IFC’s Deployable Strategic Capital (DSC) ratio is below 2%, and establishes a framework for prioritizing future designations to Advisory Services and for grants to IDA based on IFC’s DSC ratio and a cushion for Advisory Services. IFC has also created a new mechanism that was funded for the first time in FY18, the Creating Markets Advisory Window (CMAW), to focus on market creation in eligible IDA countries and fragile and conflict situations.
The revised approach establishes a maximum cumulative amount that can be contributed to IDA, during the IDA 18 Replenishment, of $300 million, with no more than $100 million in any given year (plus any shortfall from earlier years).
The approach also caps grants to IDA during a fiscal year at IFC’s Net Income, if any, for the nine months ended March 31 of that fiscal year with actual transfer to occur in June of that fiscal year. Any amounts designated the prior year and not transferred pursuant to this requirement would be deferred to the next fiscal year. Grants to IDA will also be deferred to the next fiscal year if capital as reported on IFC’s consolidated balance sheet has declined between June 30 of the prior fiscal year and March 31 of that fiscal year.
IFC recognizes designations of retained earnings for Advisory Services when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors. Expenditures for the various approved designations are recorded as expenses in IFC’s consolidated income statement in the period in which they occur, and have the effect of reducing retained earnings designated for this specific purpose.
FY18 DESIGNATIONS
Income available for designations in FY18 (a non-GAAP measure) totaled $1,318 million. On August 9, 2018, the Board of Directors approved a designation of $70 million of IFC’s retained earnings for CMAW, $45 million of IFC’s retained earnings for Advisory Services, and, subject to the conditions detailed above, a designation of up to $115 million of IFC’s retained earnings for grants to IDA. These designations were noted with approval by the Board of Governors on October 12, 2018. IFC did not recognize expenditures against designations for grants to IDA in FY19 and the transfer was deferred to next fiscal year due to IFC's net loss for the first nine months ended March 31, 2019.
FY19 DESIGNATIONS
Income available for designations in FY19 (a non-GAAP measure) totaled $909 million, as calculated under accounting standards for equity investments in effect prior to July 1, 2018 which formed the basis of IFC’s revised approach to designations and sliding scale formula approved in FY17, and is consistent with IFC’s designations from FY17 and FY18 net income. Given the CMAW spending cushion at FY19-end, IFC will not make an additional designation in FY19 and expects to continue to make designations in future years as allowed by IFC’s net income and as CMAW spending ramps up. Based on the Board-approved distribution policy outlined above, the maximum amount available for designation was $122 million. On August 8, 2019, the Board of Directors approved a designation of $24 million of IFC’s retained earnings for Advisory Services, and, subject to the conditions detailed above, a designation of $98 million of IFC’s retained earnings for grants to IDA. These designations are expected to be noted with approval by the Board of Governors, and subject to the above conditions, concluded in FY20.
DEPLOYABLE STRATEGIC CAPITAL
IFC’s Capital Adequacy, as measured by DSC ratio was 11.6% at June 30, 2019, higher than 8.7% at June 30, 2018. Of the 2.9 percentage points (pp) increase in the DSC, +0.3 pp is due to the adoption of ASU 2016-01, +3.7 pp is primarily due to the change in the carrying value of the equity investment portfolio, and -1.1 pp is due to the increase in the underfunded status of the pension plan.

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Management’s Discussion and Analysis

V. RISK MANAGEMENT
ENTERPRISE RISK MANAGEMENT
IFC provides long-term investments and advisory services to the private sector in emerging markets and is therefore exposed to a range of potential financial and non-financial impacts. Active monitoring and sound management of evolving risks remain critical pillars in terms of fulfilling IFC’s mission.
ENTERPRISE RISK MANAGEMENT FRAMEWORK
IFC’s enterprise risk management framework (ERM) is designed to enable the prudent management of financial and reputational impacts that originate from the Corporation’s business activities. In this context, IFC’s risk management efforts are designed specifically to help align the Corporation’s performance with its strategic direction. The ERM framework that IFC adopted in the year ended June 30, 2014 remains aligned with industry standards and is designed to underpin IFC's response to risk by defining:

•	IFC's core risk management principles;

•
A common risk taxonomy for use across the organization, to help ensure that risk management efforts are coordinated and aligned across the distinct parts of the organization that share responsibility for managing different aspects of risk;

•
A standard classification of roles and responsibilities for risk management, to differentiate and thereby clarify how different parts of the Corporation contribute towards the overall management of risk;

•	How emerging and evolving risks are identified, defined, monitored and managed; and

•	The structures, processes and methods that are necessary to put active risk management into practice.
KEY RISK MANAGEMENT PRINCIPLES
The key principles that continue to inform IFC’s ERM Framework are:

•	Maximizing development impact while maintaining financial sustainability within specified tolerances;

•	Ensuring that business decisions are based on a thorough understanding of risks and that risks and rewards are balanced appropriately;

•	Being disciplined and selective in undertaking activities that could cause significant adverse reputational impact; and

•	Sharing responsibility for risk management across the Corporation.
The ERM Framework comprises several components, each addressing a specific issue within the Framework. These components are dynamic in nature and reflect the fact that IFC’s risk management evolution is a continual, iterative and interconnected effort.
The ERM Framework is depicted as follows:
Figure 6: IFC's Enterprise Risk Management Framework

What else can go wrong and how are the risks that IFC faces interconnected?
What are all the risks to IFC's business strategy and operations?
Stress Testing
Coverage
What is IFC doing about the risks?
How much risk is IFC willing to take?
Response
Risk Appetite
Risk Culture
Control Environment
Governance & Policies
How good is IFC at overseeing its risk taking?
How well does IFC manage its risks?
Measurement & Evaluation
Risk Data & Infrastructure
How does IFC determine the size and scope of the risks?
How does IFC ensure it has the right information to manage its risk profile?

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Management’s Discussion and Analysis

Risk Culture - Starting with IFC’s senior management, building the right risk culture instills behaviors that are integral to the success of ERM.
Risk Coverage - IFC’s risk profile is assessed across five classes of risk, namely credit, market, operational, liquidity and business risks. Each of these is addressed in this section.
Risk Appetite - A comprehensive set of explicit risk appetite statements, with associated metrics, provides a consistent and integrated basis for making decisions that impact IFC’s risk profile, while monitoring IFC’s risk exposures, and taking remedial action when risk tolerances are threatened or exceeded.
Risk Governance and Policies - IFC’s risk governance structure is based on the industry-standard principle of “three lines of defense”.

•
IFC’s first line of defense is line management, consisting of frontline decision makers on individual projects and transactions. The second line of defense is, collectively, the Management Team, its committees and IFC’s independent risk management functions. Independent oversight bodies, together with the Board of Directors, serve as the third line of defense. These independent oversight bodies are:

•	The Independent Evaluation Group, which assesses the alignment between projected and realized outcomes of IFC’s investment and advisory projects undertaken with its clients;

•
The Compliance Advisor/Ombudsman, which is the independent recourse mechanism for IFC’s stakeholders, responding to complaints from project-affected communities with the goal of enhancing social and environmental outcomes on the ground;

•	The World Bank Group’s Internal Audit Vice Presidency, which evaluates the effectiveness of the organization’s governance, risk management, and control processes; and

•	The Integrity Vice-Presidency, which investigates and pursues sanctions related to allegations of fraud and corruption in World Bank Group-financed activities.

•	IFC’s risk management policies define the types and amounts of risk that IFC’s Management Team is willing to assume, via delegated authority from the Board.
Risk Data and Infrastructure - Source data is collected, integrated and analyzed to support decision-making across the Corporation.
Measurement and Evaluation - IFC uses a combination of quantitative and qualitative metrics to manage its risk profile. Key metrics for each category of risk are discussed later in this section.
Control Environment - Management relies on internal controls, modelled on the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Framework, to reduce the level of financial reporting risk to an acceptable level.
Risk Response - Risks are analyzed and monitored by IFC’s risk oversight units and the Corporate Risk Committee, a subcommittee of IFC’s Management Team, which meets frequently to discuss and decide upon enterprise-level risk issues.
Stress Testing - IFC-wide stress testing provides Management with an additional tool to inform capital management and decision making. The testing involves multi-year projections of IFC’s financial performance and capital adequacy under base case and stressed macroeconomic scenarios.
ENTERPRISE LEVEL RISK APPETITE
IFC has developed risk appetite statements which set the direction for the Corporation’s willingness to take risks in fulfilment of its development goals. These statements reflect the Corporation’s core values of maximizing development impact, preserving its financial sustainability and safeguarding its reputation.
At the strategic level, IFC has adopted the following risk appetite statements:

•
Developmental Impact: IFC will maximize developmental impact by focusing on the World Bank Group’s twin goals of addressing extreme poverty and boosting shared prosperity, while maintaining financial sustainability and safeguarding its brand.

•	Financial Sustainability: IFC will generate and maintain sufficient financial resources, conduct its business and manage risks consistent with standards implied by a triple-A rating.

•
Safeguarding Reputation: In determining what engagement and activities to pursue, IFC will assess whether any potential adverse impact to its reputation is balanced by the potential development impact.

IFC applies a rigorous ex-ante and ex-post impact assessment framework (Anticipated Impact Measurement and Monitoring, AIMM) under which projects are scored, incentives are set and trade-offs managed on a portfolio basis.

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Management’s Discussion and Analysis

From a financial sustainability perspective, the capital required to maintain a triple-A rating is assessed using an economic capital framework, which is the foundation of financial risk management at IFC. Economic capital acts as a “common currency of risk” across the organization, providing IFC with an objective, quantifiable measure of risk that can be applied consistently across business lines, products, regions and sectors. IFC holds economic capital for credit, market and operational risks. The primary measure of capital adequacy is DSC, which is the capital available to support future commitments over and above the current portfolio plus an additional capital buffer.
IFC conforms to key financial policies approved by its Board of Directors, as detailed below:

•
Capital Adequacy Policy - IFC is required to maintain a minimum level of total resources (including paid-in capital, total loss reserves and retained earnings, net of designations) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining a triple-A rating.

•	Leverage Policy - IFC’s outstanding debt plus guarantees held must not exceed four times its net worth.

•
Overall Liquidity Policy - Minimum liquidity (liquid assets plus undrawn borrowing commitments from IBRD) must be sufficient at all times to cover at least 45% of IFC’s estimated net cash requirements for the next three years.

•
Matched Funding Policy - Loans are funded with liabilities that have similar characteristics in terms of interest rate basis, currency, and duration, except for new products, approved by the Board of Directors, involving asset-liability mismatches.

In order to safeguard its reputation, IFC pays close attention to potential adverse reputational impacts which may exceed its risk tolerance, as negative perceptions of IFC held by stakeholders or the general public may ultimately impact IFCs ability to carry out business effectively. In determining which engagements and activities to pursue, IFC assesses whether any identified potential adverse impact to its reputation is balanced by the project’s or program’s potential development impact and financial returns.
One of the key forward-looking tools used by IFC for promoting its brand and managing reputational impact is effective communication. Communication activities are coordinated by the IFC’s Partnerships, Communications & Outreach Vice Presidency. This unit provides advice on strategic and crisis communications for managing potential and actual reputational impacts at both the corporate and project levels, throughout the project life cycle. It is also responsible for external and internal communications, campaigns, civil society engagement, brand marketing, and web, social, and other media. It collaborates across IFC and works in conjunction with other WBG entities to develop and implement effective communications strategies that strengthen the IFC brand.
TREASURY RISK MANAGEMENT
Treasury risks are managed through a two-tier risk framework: (1) a comprehensive policy framework and (2) an economic capital limit for treasury activities. The policy framework is based on four principles:

▪	Investment in high quality assets;

•	Diversification via position size/concentration limits;

•	Limits on market risks (credit spread, interest rate and foreign exchange risk); and

•	Proactive portfolio surveillance.
In line with regulatory changes in global financial markets, IFC enhanced its Treasury risk management framework in FY19, including management of funding and liquidity risks.
CREDIT RISK MANAGEMENT
DEFINITION AND SCOPE OF CREDIT RISK
IFC defines credit risk as the risk of loss of principal or loss of an expected financial return due to credit events such as a default or downgrade in credit ratings or any other failure to meet a contractual obligation that results in financial loss. IFC is exposed to credit risk in its loan portfolio and in the form of counterparty credit risk in its Treasury portfolios.
INVESTMENT OPERATIONS
Credit risk in investment projects is actively managed throughout the project life cycle. Investment teams are responsible for gathering the necessary information from the client and other relevant stakeholders to verify the financial viability of each project, and for assigning a credit rating (CR) at defined stages in the project approval process. The CR, the investment size, the product type and other project-related risks determine the authority level required for the approval of each transaction. All projects are subject to independent credit assessment by a credit officer within the independent Risk and Financial Sustainability Vice Presidency and who participates in the project approval process. Projects are approved with reference to a number of operational and prudential limits approved by the Corporate Risk Committee, including limits related to single project or client exposure, single country exposure, and sector concentration; these are detailed below:

•
IFC’s total exposure to a country, for the purpose of setting exposure limits, is measured as the amount of economic capital required to support its investment portfolio in that country. Exposure limits are set for each country based on the size of its economy and its risk rating. Sub-limits apply for certain sector exposures within a country.

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Management’s Discussion and Analysis

•	IFC’s total exposure to a single client or client group may not exceed stipulated economic capital and nominal limits based on the Credit Rating for the client.

•	Individual Investment Limits are applied at the individual project or client level to prevent excessive concentrations.

•	Preferential debt exposure to a country is limited by reference to that country’s total medium and long-term external debt.

•	IFC’s total equity and quasi-equity exposure (outstanding exposure net of impairments) shall not exceed IFC’s net worth.

IFC’s investment projects are actively supervised after commitment. CRs are reviewed regularly for each project, with frequency depending on the level of Credit Rating assigned, and revised if new material information is received. In addition, an independent risk management team in the Risk & Finance Vice Presidency regularly assesses IFC’s portfolio, including stress testing of exposure to emerging risks. Additionally, the Corporate Portfolio Department, as part of the COO’s Vice Presidency, regularly reports to the Corporate Portfolio Committee on the performance of the overall debt and equity portfolio, and performs deep dives on selected top country and sector exposures. When projects show signs of financial distress, immediate attention is key for improving potential outcomes. Seasoned “workout” professionals from IFC’s Department of Special Operations in the Risk & Finance Vice Presidency focus on projects, to implement the restructuring, or possible recovery, of IFC’s exposure.
The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used to determine risk-based economic capital for capital adequacy, capital allocation and internal risk management purposes, as well as for setting the general reserve against losses on loans and exposure limits.
TREASURY OPERATIONS
IFC manages its exposures to counterparties in its Treasury operations to mitigate potential losses from the failure by a counterparty to fulfill its contractual obligations. Counterparty eligibility criteria are set by Authorizations from the Board of Directors and by Directives approved by IFC’s Corporate Risk Committee. Eligible counterparties are predominantly banks and financial institutions with high quality credit ratings issued by leading international credit rating agencies.
Details of applicable financial policies and guidelines are given below:

•	Counterparties are selected based on standard eligibility criteria, with a tenor limit for deposits and repurchase agreements.

•
Counterparties for derivative instruments are generally restricted to banks and financial institutions with high quality credit ratings from leading international credit rating agencies; for the sole purpose of funding local currency loans, eligibility is extended to central banks and select local banks.

•	Exposures to individual counterparties are subject to exposure limits. For derivatives, exposure is measured in terms of total potential future exposure based on replacement cost.

•	IFC signs collateral agreements with counterparties that require the posting of collateral when net mark-to-market exposures exceed certain predetermined thresholds.

•	For exchange-traded instruments, credit risk is limited by restricting transactions to a list of authorized exchanges, contracts and dealers, and by placing limits on IFC’s position in each contract.
FY19 CREDIT RISK COMMENTARY
INVESTMENT OPERATIONS
Selected indicators of credit risk exposure in IFC’s loan portfolio, together with the five-year trend of non-performing loans (NPLs), are given below:
Table 12: IFC Loan Portfolio Credit Risk Indicators

INDICATOR	June 30, 2019	June 30, 2018	Change
NPLs as % of the loan portfolio	4.3%	4.6%	Down 0.3%
Principal amount outstanding on NPLs	$1,331 million	$1,400 million	Down $69 million
Total reserves against losses on loans	$1,191 million	$1,293 million	Down $102 million
Total reserves against losses on loans as % of disbursed loan portfolio	4.7%	5.1%	Down 0.4%
Total reserves against losses on guarantees	$25 million	$15 million	Up $10 million

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Management’s Discussion and Analysis

Figure 7: NPLs as Percentage of Disbursed Loan Portfolio
Additional details are provided in Section VII – Results of Operations (Provision for Losses on Loans, Guarantees, Accrued Interest and Other Receivables).
TREASURY OPERATIONS
Treasury operations counterparties remain well diversified by sector and geography. In accordance with its agreements with counterparties, at June 30, 2019, IFC held $178 million in cash and $162 million in securities as collateral for changes in mark-to-market exposures on open trades ($236 million in cash and $231 million in securities – June 30, 2018).
MARKET RISK MANAGEMENT
DEFINITION AND SCOPE OF MARKET RISK
Market risk is the risk of losses in positions arising from movements in market prices. IFC’s exposure to market risk is mitigated by its matched funding policy, whereby it uses derivative instruments to convert loans funded from market borrowings, and the market borrowings themselves, into floating rate US dollar assets and liabilities with similar duration. Similarly, market risk resulting from derivative transactions with clients, to facilitate clients’ risk management, is typically mitigated by entering into offsetting positions with highly rated market counterparties. IFC’s residual exposure to market risk arises primarily from its listed and unlisted equity investments in emerging markets, from its Treasury liquid asset portfolios, and also from its aggregate asset and liability management positions.
EQUITY INVESTMENTS
The risk of loss in value of IFC’s emerging markets equity investments is mitigated primarily by applying the same limits framework, decision making process and portfolio management methods as described above for its lending operations. IFC has a multi-year horizon for its equity investments and accepts short term price volatility of these investments, which can be significant.
LIQUID ASSET PORTFOLIOS
Market risk in IFC’s liquid assets portfolios is managed to the chosen risk profile of the respective portfolio benchmarks, using derivative and other financial instruments such as over-the-counter foreign exchange forward agreements, interest rate and currency swaps, and exchange-traded interest rate futures and options. Overall market risk exposure is also subject to daily monitoring, based on Directives approved by the Corporate Risk Committee, which limit interest rate, credit spread, and foreign exchange risk.
ASSET-LIABILITY MANAGEMENT
While IFC’s matched-funding policy helps mitigate currency and interest rate risk, IFC is still exposed to residual market risks in the market borrowings-funded portion of the balance sheet. Residual currency risk arises from factors such as changes in the level of reserves for losses on non-US dollar loans. The aggregate position in each lending currency is monitored and the risk is managed within a range of +/- $5 million equivalent in each currency. Residual interest rate risk may arise from differing interest rate reset dates on assets and liabilities, or from assets that are fully match-funded at inception, but become mismatched over time due to write-downs, prepayments, or rescheduling. The residual interest rate risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to a one basis point change in interest rates and managing exposures to within a potential change in value of +/- $50,000.

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Management’s Discussion and Analysis

FY19 MARKET RISK COMMENTARY
The London Interbank Offered Rate, better known as LIBOR, is set to be phased out after 2021. The risks related to this transition include valuation risk that may arise due to the lack of alternative reference rates, operational risks and related system upgrades, and potential impact on financial reporting.
LIBOR impacts almost all parts of IFC’s balance sheet, including funding, loans, liquid assets, and derivative transactions that are used for hedging purposes. Changes will impact both of IFC’s current portfolios as well as new business. Transitioning out of LIBOR requires changes to IFC’s risk and valuation models, product designs, IT systems, financial reporting, and hedging strategies.
Given the uncertainties involved, IFC is actively participating in industry working groups, and collaborating with stakeholders to prepare for the change. IFC has created a cross-functional taskforce to prepare for transition as new reference rates develop.
LIQUID ASSET PORTFOLIOS
IFC’s liquid asset portfolios have short-tenor benchmarks and deviations from those benchmarks are typically small. FY19 saw increased volatility in US Treasuries, but this was partially offset by lower credit spread exposure. In addition, the liquid asset portfolios reduced risk exposure to more capital-intensive sectors such as securitized products and increased risk exposure to less capital-intensive sectors. Interest rate, foreign exchange, and credit spread risks were controlled on a daily basis using a system of limits monitored to ensure ongoing compliance during FY19.
EQUITY INVESTMENTS
Both emerging and developed markets started the fiscal year with a steep decline driven primarily by increasing interest rates.  After December, markets staged a strong rally as expectations of further rate increases were first moderated and then turned into expectations of rate decreases.  US markets reached all-time highs, while emerging markets rose 2% for the fiscal year, not quite reaching the record highs from January 2018. Oil prices were positively correlated with equity markets though traded down $16/barrel for the year to end at $58/barrel. Overall, commodities declined (the Bloomberg Commodity Index was down 9%), but gold prices rose, in particular during June as the market priced in future interest rate cuts and closed up 12% for the year. The US dollar initially rallied vs a basket of emerging market currencies (the JP Morgan Emerging Market Currency Index), though the gains were partially reversed later in the year with interest hikes on hold and the US dollar ended up 3% for the year. IFC continues to focus on selectivity, as well as active management of its portfolio through close monitoring, portfolio reviews and oversight.  Active management enabled the Corporation to continue its judicious divestitures in FY19 and take advantage of market opportunities to generate significant realized gains from its mature exposures.
LIQUIDITY RISK MANAGEMENT
IFC defines liquidity risk as the risk of a financial loss arising from the inability to liquidate financial assets or to raise additional funds in the expected time frame to meet contractual obligations. IFC faces liquidity risk in its core development finance activities because its investments are predominantly illiquid in nature, due to the lack of capital flows, the infrequency of transactions, and the lack of price transparency in many emerging markets. To offset this risk, IFC maintains appropriate liquid asset portfolios funded from its net worth and market borrowings.
LIQUID ASSET PORTFOLIOS
Liquidity risk in the liquid asset portfolios is addressed by strict eligibility criteria defined in Directives approved by the Corporate Risk Committee. Examples include minimum sizes for bond issuances, and limits on single bond issue concentration and on the percentage of total bond issuance held by IFC. Consequently, a significant portion of the liquid asset portfolio is invested in highly liquid securities such as high-quality sovereign, sovereign-guaranteed, and supranational fixed income instruments. IFC expects to continue to be able to realize these assets as needed to meet its cash requirements, even in a liquidity crisis. These Directives were reviewed and enhanced in FY19 with changes made to align with common industry practices.
FUNDING
IFC’s funding operations ensure that IFC has the funds it needs for its lending operations, and that it has sufficient liquidity to safeguard its triple-A rating and fulfill IFC’s counter-cyclical role. IFC is able to access a variety of funding markets, including the US dollar market, Pounds sterling market and the Australian dollar market as well as private placement and retail markets. IFC’s discount note program complements IFC's traditional funding sources by providing swift access to funded liquidity. IFC’s triple-A rating is critical to the Corporation’s ability to maintain its low cost of funds. Regular issuance in a variety of markets serves to sustain investor confidence and maintain a diversified investor base.

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Management’s Discussion and Analysis

FY19 LIQUIDITY RISK COMMENTARY
On June 30, 2019, IFC’s liquid asset portfolios totaled $39.7 billion (June 30, 2018 - $38.9 billion). The Corporation’s overall liquidity coverage ratio as a percentage of next three years’ estimated net cash needs stood at 104%, above the minimum requirement of 45%. During FY19, IFC raised $15.5 billion in market borrowings, net of derivatives (FY18 - $16.0 billion). The outstanding balance under the Short-term Discount Note Program at June 30, 2019 was $2.2 billion (June 30, 2018 - $2.3 billion). In FY19, IFC’s funding costs vs US dollar 6 month LIBOR increased slightly when compared with FY18 due to the increase in the weighted average maturity of the FY19 funding program.
OPERATIONAL RISK MANAGEMENT
Consistent with the Basel Framework, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events and holds economic capital against such risks. Given IFC’s business model, both financial and non-financial potential impacts are considered in assessment of risks.
IFC’s Operational Risk Management (ORM) program conforms to a Directive approved by the Corporate Risk Committee (CRC), which defines the management of, and roles and responsibilities for, operational risk management in the Corporation. IFC’s ORM approach is designed to ensure that operational risks are identified, assessed, and managed to enable senior management to determine which risks IFC will accept, mitigate or transfer. IFC seeks to manage key risks by maintaining a comprehensive set of business processes and internal controls.
IFC utilizes risk transfer mechanisms, including insurance, at both the project and the institutional levels for mitigation of low probability/frequency and high impact operational risks. IFC identifies and evaluates operational risks from a standard likelihood-potential impact approach, determines available contractual transfer and insurance options to bring residual risk within tolerance, implements the recommended/approved structuring of that risk, and tracks its effectiveness over time. IFC insures its corporate assets and operations against catastrophic losses where commercially viable.
FY19 OPERATIONAL RISK COMMENTARY
IFC continues to develop and implement enhanced methodologies to identify, measure, monitor and manage material operational risks in its key activities. IFC has an enterprise-level approach to assess risk and continues to develop this methodology for operational risk.
IFC therefore periodically assesses operational risks in the processes that support IFC’s key business pillars, namely, equity, debt and treasury products, as well as advisory services and provides a quarterly ORM report to CRC and a summarized version to the Audit Committee, also on a quarterly basis. IFC also continues to focus on its preparedness to react to significant events that could disrupt its normal operations through the Business Continuity Management program, which covers critical business processes across all IFC offices.
In common with both private-sector financial institutions and its IFI peers, IFC continues to face an increasingly challenging cyber risk environment, including a higher active threat context and increasingly demanding compliance expectations. Accordingly, IFC is continually assessing its cybersecurity stance in line with financial services industry expectations and practices, including risk governance processes and enhanced data incident response practices. Risks arising from third party relationships, including vendors, are also experiencing increased levels of scrutiny and oversight.
None of the issues described above is unique to IFC specifically, or even IFIs generally, but represent key emerging sources of potential financial and reputational impacts for the Corporation in the medium term.
BUSINESS RISK MANAGEMENT
DEFINITION AND SCOPE OF BUSINESS RISK
Business risk is risk that is specific to IFC given its mission and strategy and that is not covered by other risk dimensions. It has the following components, which are described in the paragraphs below together with the specific risk mitigation measures that are adopted: environment and social; corporate governance; integrity; anti-money laundering and combating the financing of terrorism (AML/CFT); use of offshore financial centers (OFCs) and related tax good governance practices; data access, security and privacy; management of operational conflict of interest; management of policies & procedures framework; and risks associated with external financing.
ENVIRONMENT AND SOCIAL RISK
Environment and social (E&S) risk is the risk that IFC does not effectively engage and influence clients to fulfill the requirements of the Performance Standards on Environmental and Social Sustainability, potentially causing harm to people or the environment. The Performance Standards form part of IFC’s Sustainability Framework, articulating the Corporation's strategic commitment to sustainable development:

•
The Performance Standards guide clients on sustainable business practices, including continually identifying and managing risks through: analytical work such as environmental and social assessments; stakeholder engagement; and client disclosure obligations in relation to project-level activities.

•	The Policy on Environmental and Social Sustainability describes IFC's commitments, roles and responsibilities in relation to environmental and social sustainability.

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Management’s Discussion and Analysis

•	IFC's Access to Information Policy reflects the Corporation’s commitment to transparency and good governance and outlines institutional disclosure obligations.
IFC uses the Sustainability Framework along with other strategies, policies and initiatives to focus business activities on achieving the Corporation’s development objectives. All project teams are required to record expectations of development outcomes with time-bound targets using standard indicators. These indicators are tracked and performance is rated on an annual basis for the duration of every project.
Figure 8 on page 31 shows the historic Environmental and Social Risk Rating (ESRR) distribution by fiscal year. This distribution depicts a broad E&S risk profile of our portfolio. There was a measurable improvement in the last four fiscal years.
DATA PRIVACY
IFC has adopted a data privacy policy reflecting global practices, including appropriate procedural and technical standards, which is expected to be implemented over the next few years. Key risk management concerns include (a) heightened privacy and confidential information requirements; and (b) heightened cyber risk governance expectations overall, including effective information governance.
CLIENT CORPORATE GOVERNANCE RISK
Corporate governance risk is the risk that IFC’s clients have inefficient or ineffective corporate governance practices, leading to adverse reputational or financial impact on IFC. IFC manages corporate governance risk primarily by conducting a structured evaluation of every new investment project, covering the following five areas:

•	Effectiveness of the Board of Directors;

•	Sufficiency of internal controls, audit, risk management and compliance governance;

•	Adequacy of financial and non-financial disclosures;

•	Adequacy of shareholders’ rights; and

•	Demonstration of the client’s commitment to implement high quality corporate governance policies and practices.
The findings from these assessments are considered in the decision on whether to proceed with the project.
INTEGRITY RISK
Integrity risk is the risk of engaging with external institutions or persons whose background or activities may have adverse reputational and/or financial impact on IFC. IFC works with a wide range of partners in both Investment Operations and Advisory Services, from multi‑national to small companies, and from government institutions to non-governmental organizations. Thus, each transaction or service opportunity presents unique integrity risks, affected by different factors, including the type of engagement, financial instrument, structure, and duration of the engagement. IFC has developed procedures for conducting Integrity Due Diligence and these are used to:

•	Uncover integrity risk issues related to a prospective project or engagement and the institutions and persons involved;

•
Evaluate and assess integrity risks, including deciding on how to mitigate and whether to accept the risks, and determining next steps, which may include escalation to IFC senior management and Board approval;

•	Appropriately classify integrity risks; and

•	Monitor integrity risks throughout the life of the project or engagement.
IFC conducts AML/CFT due diligence on financial institution clients to determine whether the client has arrangements to ensure that:

•	Client AML/CFT procedures and controls are in compliance with relevant national AML/CFT laws and regulations;

•	AML/CFT procedures and controls are appropriate for the client’s business and operating environments; and

•	Implementation of the client’s AML/CFT controls is effective.
IFC is required to have “due regard” for sanctions adopted by the UN Security Council. As such, IFC has developed a screening process designed to prevent IFC from entering into business relationships with entities or individuals sanctioned by the UN and also generally requires its business partners not to violate UN sanctions or conduct certain types of business related to IFC financings, with UN sanctioned entities and persons. As an international organization, IFC is not required to comply with the national sanctions regimes of individual member countries. However, as part of its overall risk assessment of a specific transaction, IFC screens relevant parties for risks that may arise from various national sanctions regimes.
IFC has also developed procedures for analyzing the use of OFCs by clients and sponsors and related tax good governance practices by:

•
Determining whether an OFC is eligible to serve as an intermediary jurisdiction for a project by referencing the Global Forum’s published peer reviews (which provides a broad international perspective); and

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Management’s Discussion and Analysis

•
Requiring the client to provide information to support the determination that the project’s corporate structure is legitimate and has not been designed for tax evasion/abuse or other illegitimate purposes.

OPERATIONAL CONFLICT OF INTEREST RISK
Operational conflicts of interest can arise when IFC acts in the interests of more than one party, where the interests of those parties might be, or might be perceived to be, inconsistent. Given the nature and scope of products and services that IFC provides to its clients in furtherance of its development mandate, and the different roles played by other World Bank Group entities, actual or perceived operational conflicts of interest can arise in the normal course of its activities.  IFC recognizes that adverse legal, reputational, client relationship and other implications may arise if such conflicts are not managed. IFC has implemented policies and procedures to manage these risks.
EXTERNAL FINANCING RISK
As well as using its own resources to invest in and provide advice to clients, IFC raises additional funds from public and private sector institutional investors, lenders and donors through several different mechanisms. External financing risk is the risk that when entrusted with oversight of such funds, IFC does not meet its contractual obligations to the third parties involved.
To mitigate this risk, IFC works within agreed frameworks which establish IFC's responsibilities and obligations with respect to the third parties. For example, where financing to clients is mobilized through B Loans or MCPP, the specialized Syndications Department follows defined processes to identify co-financiers, advise on structuring, and monitor compliance with investment agreements. In some cases, financing from third parties, including donors, is administered through trust funds. IFC follows predefined procedures for clearing all IFC trust fund proposals and agreements and overseeing IFC's trust fund portfolio. Finally, AMC, the asset management arm of IFC, has an independent governance process to make decisions for the benefit of common investors in AMC-managed funds and AMC compliance matters are subject to oversight by the Business Risk and Compliance Department (CBR).
FY19 BUSINESS RISK COMMENTARY
Focused supervision efforts in the last four fiscal years have improved the E&S risk profile of IFC’s investment portfolio by reducing the number of poorly performing projects, defined as a historical ESRR of 3 and 4. The ESRR evaluates a client’s management of E&S risks and avoidance and control of adverse outcomes.
Figure 8: ESSR Distribution FY12-FY19

ESRR distribution scale: 1) Excellent, 2) Satisfactory, 3) Partly Unsatisfactory, 4) Unsatisfactory. The score is calculated at appraisal as a baseline, and is then updated after each supervision activity.

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Management’s Discussion and Analysis

During FY19, IFC’s CBR enhanced and expanded IFC’s approach to addressing non-financial risks relating to IFC’s operational, advisory and corporate functions, in particular, integrity, AML/CFT, economic sanctions, World Bank Group sanctions and debarment; use of OFCs by clients and sponsors and related tax behaviors and practices; market conduct and mobilization of third party capital; handling of material non-public information; management of operational conflicts of interest; data access, security and privacy; and nominee directorship compliance matters. CBR sets business standards related to and assists business and project teams in the management of such risks and has implemented policies and procedures to manage these risks.
VI. CRITICAL ACCOUNTING POLICIES
IFC’s significant accounting policies, as well as estimates made by Management, are integral to its financial reporting. While all of these policies require a certain level of judgment and estimates, significant policies require Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to IFC’s FY19 consolidated financial statements contain a summary of IFC’s significant accounting policies, including a discussion of recently adopted accounting standards and accounting and financial reporting developments. Certain of these policies are considered to be “critical” to the portrayal of IFC’s financial condition and results of operations, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain.
These policies include:

•	Determining the fair value of equity investments, debt securities, loans, liquid assets, borrowings and derivatives, which have no quoted market prices and are accounted for at fair value;

•	Determining the level of reserves against losses in the loan portfolio;

•	Determining the level and nature of impairment for debt securities carried at fair value with changes in fair value being reported in other comprehensive income (OCI)[8]; and

•
Determining the future pension and postretirement benefit costs and obligations using actuarial assumptions based on financial market interest rates, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

Many of IFC’s financial instruments are classified in accordance with the fair value hierarchy established by accounting standards for fair value measurements and disclosures where the fair value and/or impairment is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable.
VALUATION OF FINANCIAL INSTRUMENTS WITH NO QUOTED MARKET PRICES
IFC reports at fair value all of its derivative instruments, liquid asset trading securities, equity investments, investments in debt securities and certain borrowings, and loans. In addition, various investment agreements contain embedded or stand-alone derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities. IFC classifies all financial instruments accounted for at fair value based on the fair value hierarchy established by accounting standards for fair value measurements and disclosures as described in more detail in Notes A and R to IFC’s FY19 consolidated financial statements.
Effective July 1, 2018, upon the adoption of ASU 2016-01, the change in fair value of borrowings carried at fair value resulting from changes in instrument-specific credit risk is reported in OCI, while the remaining change in fair value is reported in Net Income.
Many of IFC’s financial instruments accounted for at fair value are valued based on unadjusted quoted market prices or using models where the significant assumptions and inputs are market-observable. The fair values of financial instruments valued using models where the significant assumptions and inputs are not market-observable are generally estimated using complex pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing pricing models, including an assessment about the counterparty’s financial position and prospects, the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related unrealized gains and losses reported in the income statement and OCI. The fair value computations affect both the Investment services and Treasury segments of IFC (see Note S to the FY19 consolidated financial statements for further discussion of IFC’s business segments).
8 Prior to July 1, 2019 and the adoption of ASU 2016-01, the accounting policy also covered equity investments carried at fair value with changes in fair value being reported in OCI and equity investments accounted for at cost less impairment

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Management’s Discussion and Analysis

RESERVE AGAINST LOSSES ON LOANS
IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan’s contractual terms. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but are not limited to, the borrower’s financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. The reserve against losses for loans also includes an estimate of probable losses on loans inherent in the portfolio but not specifically identifiable. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements. The reserve against losses on loans is established through periodic charges to income in the form of a provision for losses on loans. Loans written off, as well as any subsequent recoveries, are recorded through the reserve.
The reserve against losses on loans is separately reported in the consolidated balance sheet as a reduction of IFC’s total loans. Increases or decreases in the reserve level are reported in the income statement as provision for losses or release of provision for losses on loans, and guarantees. The reserve against losses on loans relates only to the Investment services segment of IFC (see Note S to the FY19 consolidated financial statements for further discussion of IFC’s business segments).
OTHER-THAN-TEMPORARY IMPAIRMENTS ON DEBT SECURITIES
IFC assesses all debt security investments accounted for at fair value through OCI for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if certain conditions are met (as detailed in Note A to IFC’s FY19 consolidated financial statements). However, if IFC does not intend to sell the debt security and it is not more likely than not that IFC will be required to sell the security, but the security has suffered a credit loss, the credit-related impairment loss is recognized in net income and the non‑credit related loss is recognized in OCI.
PENSION AND OTHER POSTRETIREMENT BENEFITS
IFC participates, along with IBRD and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations, and the funded status associated with these plans are based on financial market interest rates, past experience, and management’s best estimate of future benefit cost changes and economic conditions. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. IFC reimburses IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the plans are calculated as a percentage of salary. For further details, please refer to Note V to the FY19 consolidated financial statements.

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Management’s Discussion and Analysis

VII. RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income and comprehensive income and influences on the level and variability of net income and comprehensive income from year to year are:
Table 13: Main Elements of Net Income and Comprehensive Income

ELEMENTS	SIGNIFICANT INFLUENCES

Net income:
Yield on interest earning assets
Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolios, in particular the portion of the liquid assets portfolio funded by net worth, which are driven by external factors such as: the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency and commodity markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provisions for losses on loans and guarantees	Risk assessment of borrowers, probability of default, loss given default and loss emergence period.
Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved and actual administrative expenses and other budget resources.

Gains and losses on other non-trading financial instruments accounted for at fair value
Principally, differences between changes in fair values of borrowings, excluding IFC’s credit spread (beginning in FY19, changes attributable to IFC’s credit spread are reported in other comprehensive income, prior to FY19, such changes were reported in net income) and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants and stock options which in part are dependent on the global climate for emerging markets. These securities may be valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Grants to IDA	Level of the Board of Governors-approved grants to IDA.
Other comprehensive income:
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance and consideration of the extent to which unrealized losses are considered other than temporary. Debt securities may be valued using internally developed models or methodologies utilizing inputs that may be observable or non-observable.

Unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the fair value option
Fluctuations in IFC’s own credit spread measured against US dollar LIBOR resulting from changes over time in market pricing of credit risk. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans
Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

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Management’s Discussion and Analysis

IFC’s net income (loss) for each of the past five fiscal years ended June 30, 2019 is presented below (US$ millions):
Figure 9: IFC's Net Income (Loss), Fiscal Years 2015-2019
The adoption of ASU 2016-01 impacted the comparability of IFC’s financial results between FY19 and FY18. The table below shows the adjustments to FY18 previously reported results had ASU 2016-01 been applied in FY18. The adjustments to (loss) income from equity investments and associated derivatives represent: 1) $610 million of lower realized gains, due to the change in the cost basis of equity investments from initial cash cost less write-downs to initial cash cost, 2) the removal of equity impairments of $446 million as all equity investments are now recorded at fair value through the consolidated statement of operations, and 3) the addition of net unrealized gains of $322 million on equity investments previously accounted for at cost less impairment or available for sale. The $278 million adjustment to net unrealized (losses) gains on non-trading financial instruments accounted for at fair value represents the unrealized loss on the instrument-specific credit component of market borrowings that is now reported in the consolidated statement of comprehensive income. See Note A to the FY19 consolidated financial statements for additional details.

For the Year ended June 30,	2019 As Reported	2018 on a Comparable Basis	Pro-forma Adjustments	2018 As Reported
(Loss) income from equity investments and associated derivatives	$(253)	$1,011	$158	$853
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(218)	366	278	88
Net Income	$93	$1,716	$436	$1,280
The following paragraphs detail significant variances - FY19 vs FY18 and FY18 vs FY17, covering the periods included in IFC’s FY19 consolidated financial statements.

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Management’s Discussion and Analysis

FY19 VERSUS FY18
IFC reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA of $311 million in FY19, as compared to income of $1,272 million in FY18.
The $961 million decrease in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA in FY19 when compared to FY18 was principally a result of the following:
Table 14: Change in Net Income FY19 vs FY18 (US$ millions)

Increase (decrease) FY19 vs FY18
Higher unrealized losses on equity investments and associated derivatives, net	(935)
Lower realized gains on equity investments and associated derivatives, net	(567)
Higher charges on borrowings	(534)
Higher other-than-temporary impairments on debt securities	(208)
Lower dividend income on equity investments	(44)
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives	397
Lower other-than-temporary impairments on equity investments	446
Higher income from liquid asset trading activities	520
Other, net	(36)
Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$(961)

	FY19	FY18
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	$311	$1,272
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value	(218)	88
Income before grants to IDA	93	1,360
Grants to IDA	—	(80)
Net Income	$93	$1,280
A more detailed analysis of the components of IFC’s net income follows.
INCOME FROM LOANS AND GUARANTEES, INCLUDING REALIZED GAINS AND LOSSES ON LOANS AND ASSOCIATED DERIVATIVES
IFC’s primary interest earning asset is its loan portfolio. Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY19 totaled $1,774 million, compared with $1,377 million in FY18, an increase of $397 million.
The disbursed loan portfolio increased by $228 million from $25,172 million at June 30, 2018 to $25,400 million at June 30, 2019. The increase in the disbursed loan portfolio is due to new disbursements exceeding repayments ($605 million in FY19), partially offset by reduction in loans outstanding due to write-offs net of recoveries ($196 million in FY19) and currency exchange rate fluctuations ($138 million in FY19). IFC’s reporting currency, the US dollar, appreciated significantly against emerging market investment currencies in FY19 such as the Turkish lira and Colombian peso. The remainder of the change is primarily due to capitalized interest and charges, loan conversions and transfers.
The weighted average contractual interest rate on loans at June 30, 2019 was 6.3%, up from 6.0% June 30, 2018 reflecting the rise in average LIBOR as many of IFC’s loans periodically reprice.

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Management’s Discussion and Analysis

Table 15: FY19 Change in Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives (US$ millions)

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY18	$1,377
Increase due to increase in interest rates	179
Increase due to higher income from derivatives associated with loans	79
Increase due to higher realized gains on loans and associated derivatives	59
Increase due to higher recognition of deferred interest	57
Increase due to increase in loan portfolio	33
Decrease due to higher amount of interest reversed on non-accruing loans, net	(21)
Increase due to higher income from participation notes, fees and other income	11
Change in Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$397
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY19	$1,774
(LOSS) INCOME FROM EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from the equity investment portfolio, including associated derivatives, decreased by $1,106 million from $853 million of income in FY18 to losses of $253 million in FY19.
IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met, and where applicable, lock ups have expired. Gains and losses on equity investments and associated derivatives comprise realized and unrealized gains.
IFC recognized realized net gains on equity investments and associated derivatives in FY19 of $425 million, as compared with $992 million in FY18, a decrease of $567 million. Realized gains on equity investments and associated derivatives are concentrated in a small number of investments. In FY19, there were eight investments that generated individual capital gains in excess of $20 million for a total of $425 million, compared to nineteen investments that generated individual capital gains in excess of $20 million for a total of $684 million in FY18. Dividend income in FY19 totaled $238 million, as compared with $282 million in FY18.
Beginning in FY19, all equity investments are accounted for at fair value through net income due to the adoption of ASU 2016-01 as discussed above and in Note A to the accompanying consolidated financial statements. As a result, there were no other-than-temporary impairments on equity investments in FY19, as compared with $446 million in FY18.
Net unrealized losses on equity investments and associated derivatives were $918 million (including reversals of unrealized gains, measured against original disbursement, upon realization) in FY19 compared to net unrealized gains of $17 million in FY18 due to lower valuations coupled with the higher balance of equity investments recorded at fair value through net income due to the adoption of ASU 2016-01. At June 30, 2019, $13,113 million of equity investments were accounted for at fair value with changes in fair value being reported in net income compared to $6,794 million at June 30, 2018. Prior to FY19, the change in fair value of equity investments classified as available-for-sale were recorded in other comprehensive income, and no unrealized gains and losses were recorded on equity investments measured at cost less impairment. ASU 2016-01 was applied through a cumulative adjustment to beginning period balances with no change to prior period reported results.
INCOME FROM DEBT SECURITIES AND REALIZED GAINS AND LOSSES ON DEBT SECURITIES AND ASSOCIATED DERIVATIVES
Income from debt securities and associated derivatives declined by $237 million from $363 million in FY18 to $126 million in FY19. The decrease was primarily due to other-than-temporary impairments on debt securities of $247 million in FY19 ($39 million in FY18), which included $238 million in FY19 Q1 related to cumulative foreign exchange losses reflecting the significant currency depreciation in a country with a large debt security exposure deemed as other than temporary, and lower realized gains of $5 million (compared to $93 million in FY18). This was partially offset by an increase in interest income by $56 million in FY19 when compared with FY18 driven by higher average debt security balances.

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Management’s Discussion and Analysis

PROVISION FOR LOSSES ON LOANS, GUARANTEES, ACCRUED INTEREST AND OTHER RECEIVABLES
The quality of the loan portfolio, as measured by the weighted average country risk ratings and the weighted average credit ratings, experienced some marginal deterioration in FY19. Non-performing loans (NPLs) decreased by $69 million, from $1,400 million of the disbursed loan portfolio at June 30, 2018 to $1,331 million9 at June 30, 2019. The decrease of $69 million was due to write-offs, net of recoveries ($196 million), positive developments such as repayments and prepayments ($307 million) and other changes ($7 million), partially offset by increase in NPL balances due to $441 million of loans and loan-like debt securities being placed in NPL status. In FY19, thirteen loans greater than $10 million, and totaling $387 million, were placed in NPL status.
IFC recorded a net provision for losses on loans, guarantees, accrued interest and other receivables of $87 million in FY19 ($105 million of specific provisions on loans, $28 million of release of portfolio provisions on loans, $10 million net provision on guarantees, other receivables and accrued interest) as compared to a provision of $90 million in FY18 ($82 million of specific provisions on loans, $2 million of portfolio provisions on loans, $6 million net provision on guarantees, other receivables and accrued interest).
Project-specific developments on ten loans comprised 65% of the specific provision for losses on loans in FY19 (excluding release of provisions). The release of portfolio provisions in FY19 was due to an improvement in the expected loss given default that had a greater impact than the higher credit ratings for loans subject to portfolio provisions.
At June 30, 2019, IFC’s total reserves against losses on loans were $1,191 million or 4.7% of the disbursed loan portfolio ($1,293 million; 5.1% at June 30, 2018), a decrease of $102 million from June 30, 2018. The decrease in reserves against losses on loans due to write-offs, net of recoveries of $187 million, and foreign exchange gains related to reserves held against non-U.S. dollar-denominated loans ($5 million), was partially offset by provisions of $77 million and other adjustments ($13 million).
Specific reserves against losses on loans at June 30, 2019 of $580 million ($651 million at June 30, 2018) are held against impaired loans of $1,240 million ($1,258 million at June 30, 2018), a coverage ratio of 47% (52% at June 30, 2018).
INCOME FROM LIQUID ASSET TRADING ACTIVITIES
The liquid assets portfolio, net of derivatives and securities lending activities, increased by $0.8 billion from $38.9 billion at June 30, 2018, to $39.7 billion at June 30, 2019. Income, net of allocated funding costs, from liquid asset trading activities totaled $476 million in FY19 compared to $214 million in FY18, an increase of $262 million. The increase is largely attributable to income from the Net Worth Funded Portfolio, which is benchmarked to the Bloomberg 1 to 3 year U.S. Treasury index. U.S. Treasuries have rallied since November 2018 in response to changing U.S. and global economic conditions and in anticipation of a shift in monetary policy by the U.S. Federal Reserve. This rally along with the growth in the Net Worth Funded Portfolio both contributed substantially to the increase in income relative to FY18, when the U.S. Treasury index return was close to 0%.
Interest income in FY19 totaled $775 million, compared to $664 million in FY18. The portfolio of ABS and MBS experienced fair value losses totaling $21 million in FY19. Holdings in other products, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $537 million of gains in FY19, resulting in a total gain of $516 million (realized and unrealized). This compares to a total gain (realized and unrealized) of $107 million in FY18.
In FY19, the liquid assets portfolios outperformed their benchmarks by $141 million, down from $266 million in FY18. The decline was largely attributable to a decline in income from securities held in liquidity. In part, this reflected lower yield-spreads at the outset of FY19 due to prior outperformance. The Corporation also decreased its risk appetite in FY19, and holdings of securities, particularly AAA-rated asset-backed securities, residential mortgage-backed securities, and commercial mortgage-backed securities were reduced significantly. In FY19 Q4, performance over benchmarks was primarily generated by investments in international securitized products and money markets. For FY19, most fixed-income sectors outperformed the Funded Liquidity benchmarks, while heightened volatility in interest-rates weighed on excess returns for Agency MBS. Much of the excess return was attributable to investments in instruments (bonds and money markets) denominated in foreign-currencies that benefited from deviations from interest-rate parity. During FY19, decreases in investments in securitized products and covered bonds were partially offset by investments in developed markets’ government-related securities, emerging market sovereign bonds and money markets. Liquid asset holdings remain well diversified geographically and are concentrated in money-market instruments.
At June 30, 2019, and June 30, 2018, trading securities classified as Level 3 securities (unobservable inputs for the securities used to measure fair value) were an insignificant population of total trading securities.
CHARGES ON BORROWINGS
IFC’s charges on borrowings increased by $534 million, from $1,041 million in FY18 (net of $2 million gain on extinguishment of borrowings) to $1,575 million in FY19 (net of $1 million gain on extinguishment of borrowings), largely attributable to higher LIBOR rates compared to the same period in FY18.
The weighted average cost of IFC’s borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings from market and other sources, was 2.8% at June 30, 2019, an increase from 2.5% at June 30, 2018. The size of the borrowings portfolio (excluding short-term borrowings), net of borrowing-related derivatives and before unamortized
9 Includes $51 million reported as debt securities on the Balance Sheet as of June 30, 2019 ($23 million - June 30, 2018).

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Management’s Discussion and Analysis

discounts, net, and fair value adjustments, increased by $0.1 billion during FY19 from $53.4 billion at June 30, 2018, to $53.5 billion at June 30, 2019.
OTHER INCOME
Other income of $622 million for FY19 was $44 million higher than $578 million in FY18 due to an increase in client risk management income, increase in service fees, primarily evaluation service fees, and increase in advisory services income, partially offset by decrease in total income from consolidated entities.
OTHER EXPENSES
Administrative expenses (the principal component of other expenses) increased by $326 million from $1,029 million in FY18 to $1,355 million in FY19 primarily due to $238 million of pension service costs included in administrative expenses in FY19 due to the prospective adoption of ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, beginning in FY19 Q1, as disclosed in Note A to the accompanying consolidated financial statements. The remainder of the increase was driven by increase in staff costs, primarily due to workforce planning related severance costs, increase in the cost of Shared Services Agreements with IBRD and increase in consultant and contractual services. These increases were partially offset by decline in travel, representation and hospitality expenses and other expenses.
FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES ON NON-TRADING ACTIVITIES
Foreign currency transaction gains reported in net income in FY19 totaled $159 million (gains of $123 million - FY18). Foreign currency transaction losses on debt securities accounted for as available-for-sale of $125 million in FY19 (losses of $120 million ‑ FY18) are reported in Other Comprehensive Income, while gains and losses on the derivatives economically hedging such debt securities are reported in Net Income.
IFC has recorded foreign exchange related gains of $34 million ($3 million gains - FY18) in a combination of Net Income and Other Comprehensive Income. The net foreign exchange related gain or loss is largely due to non-US dollar borrowings funding non-US dollar liquid assets with the foreign exchange gains or losses on the liquid assets presented as part of Income from liquid asset trading activities in net income.
NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS
As discussed in more detail in Note A to IFC’s FY19 consolidated financial statements, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all market borrowings with associated currency or interest rate swaps that are accounted for at fair value with changes therein reported in net income; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.
Table 16: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY19 vs FY18 (US$ millions)

	FY19	FY18
Unrealized gains and losses on loans, debt securities and associated derivatives	$(203)	$181
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	(15)	(93)
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$(218)	$88
IFC reported net unrealized losses on loans, debt securities and associated derivatives of $203 million in FY19 ($181 million gains in FY18).  In FY19 this comprised unrealized gains of $65 million on the loan and debt securities portfolio carried at fair value, unrealized losses of $177 million on lending-related swaps, unrealized losses of $83 million on client risk management swaps and unrealized losses of $8 million on other derivatives, mainly conversion features, warrants in investment contracts and interest rate and currency swaps economically hedging client obligations. The unrealized losses of $177 million on lending related currency and interest rate swaps economically hedging loans other than variable rate US dollar-denominated loans is driven mainly by the US dollar, Euro, Indian rupee and Chinese yuan swap portfolios, where lower discount rates over FY19 YTD generated unrealized losses on the fixed-pay leg of the swaps.
Changes in the fair value of IFC’s borrowings from market, IDA and associated derivatives, net, includes the impact of changes in IFC’s own credit spread when measured against US dollar LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but does not alter the cash flows. IFC’s policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.
Beginning in FY19, the portion of the total change in fair value of borrowings, accounted for at fair value, resulting from a change in IFC’s own credit spread is reported as a separate component of Other Comprehensive Income due to the adoption of ASU 2016-01 as discussed in Note A to the accompanying consolidated financial statements. ASU 2016-01 was applied through a cumulative adjustment to beginning period balances with no change to prior period reported results.
In FY19, US Treasury yields declined further as the rally in US fixed income markets that began last October continued apace as the US Federal Reserve signaled a shift from monetary tightening to the prevailing indications of an easier monetary policy, consequent to

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Management’s Discussion and Analysis

indications of a slowing US economy. The yield on the benchmark 5-year U.S. Treasury bond stood at 1.75 percent at FY19-end, compared to 2.75 percent at the end of FY18. As a result, In FY19, IFC recorded unrealized losses of $1,484 million through net income on medium and long-term borrowings carried at fair value, comprising a $1,452 million loss on market borrowings and a $32 million loss on borrowings from IDA. Unrealized gains of $1,469 million were recorded on borrowing-related derivatives. Overall, IFC has reported $15 million of net unrealized losses on borrowings from market sources and associated derivatives, net and borrowings from IDA in FY19 (net unrealized losses $93 million in FY18). The unrealized losses in FY19 include $72 million of unrealized losses on IFC’s Indian rupee denominated borrowings where IFC holds Indian rupee liquid assets and loans that act as an economic hedge. These unrealized losses were offset by unrealized gains on borrowings in other currencies which are economically hedged with currency swaps, but where swap FX basis spread movements drive such unrealized gains and losses.
OCI
UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES
Through June 30, 2018, IFC’s investments in debt securities and equity investments that were listed in markets that provide readily determinable fair values were classified as available-for-sale, with unrealized gains and losses on these investments being reported in OCI until realized. When realized, the gain or loss was transferred to net income. Effective July 1, 2018, all equity investments are accounted for at fair value through net income upon adoption of ASU 2016-01, and IFC has elected the fair value option for all new investments in debt securities.
As a result, no unrealized gains and losses on equity investments were recorded in OCI in FY19. Unrealized gains and losses on debt securities in OCI are associated with debt securities investments made prior to July 1, 2018. Changes in unrealized gains and losses on debt securities reported in OCI are significantly impacted by (i) the global environment for emerging market debt; (ii) the reclassification of other-than-temporary impairments to net income; and (iii) the reclassification of realized gains on sales of debt securities accounted for as available for sale.
As discussed in Note A to the accompanying consolidated financial statements, effective July 1, 2018, the portion of the change in fair value of borrowings under the FVO resulting from the change of IFC’s own credit risk is recorded in OCI. In prior periods, these amounts were recognized in net income.

Table 17: Other Comprehensive Income (Loss) - Unrealized Gains and Losses on Equity Investments, Debt Securities and Borrowings FY19 vs FY18 (US$ millions)

	FY19	FY18
Net unrealized gains and losses on equity investments arising during the year:
Unrealized gains	$—	$859
Unrealized losses	—	(414)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income	—	(511)
Net unrealized losses and gains on equity investments	$—	$(66)
Net unrealized gains and losses on debt securities arising during the year:
Unrealized gains	$466	$391
Unrealized losses	(524)	(627)
Reclassification adjustment for realized gains and credit related portion of impairments which were recognized in net income	243	(10)
Net unrealized losses and gains on debt securities	$185	$(246)
Net unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the fair value option arising during the period:
Unrealized gains	$464	$—
Unrealized losses	(377)	—
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	1	—
Net unrealized gains on borrowings	$88	$—
Total unrealized losses and gains on equity investments, debt securities and borrowings	$273	$(312)

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Management’s Discussion and Analysis

In FY19, other-than-temporary impairments on debt securities of $247 million ($39 million in FY18) included $238 million from a cumulative foreign exchange loss reclassified to Net Income in FY19 Q1, reflecting the significant currency depreciation in a country considered other than temporary with a large debt security exposure.
Net unrealized gains on equity investments, debt securities and borrowings totaled $273 million in FY19 (net unrealized losses of $312 million in FY18). A gain of $88 million was recognized through other comprehensive income in FY19 due to movements in the instrument specific credit risk on borrowings at fair value. This was primarily due to IFC bond issuances in US dollars where after swap credit spreads widened by 5 basis points on average across the term structure from the end of FY18, and from issuances in Australian dollars and Turkish lira where credit spreads on IFC bonds were also higher when compared to FY18-end.
UNRECOGNIZED NET ACTUARIAL GAINS AND LOSSES AND UNRECOGNIZED PRIOR SERVICE COSTS ON BENEFIT PLANS
Unrecognized pension adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in comprehensive income. Given its long-term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long term assumptions about asset returns and discount rates.
During FY19, IFC experienced a loss of $410 million ($416 of unrecognized net actuarial losses and a $6 million reduction of prior service cost). The loss resulted largely from the decrease in the discount rates used to determine the projected benefit obligations at FY19-end when compared with FY18-end. The discount rate assumptions used to determine the projected benefit obligation for the Staff Retirement Plan and Post-Employment Benefits Plan decreased from 4.1% at June 30, 2018 to 3.4% at June 30, 2019 and from 4.1% at June 30, 2018 to 3.5% at June 30, 2019, respectively.

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Management’s Discussion and Analysis

FY18 VERSUS FY17
NET INCOME
IFC has reported income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interest of $1,272 million in FY18, as compared to $1,129 million in FY17. The $143 million increase in FY18 when compared to FY17 was principally a result of the following:
Table 18: Change in Net Income FY18 vs FY17 (US$ millions)

Increase (decrease) FY18 vs FY17
Higher foreign currency transaction gains on non-trading activities	$311
Lower other-than-temporary impairments on equity investments and debt securities	150
Higher income from loans and guarantees, realized gains and losses on loans and associated derivatives	79
Higher debt securities income	66
Higher unrealized gains on equity investments and associated derivatives, net	50
Higher other income	50
Lower pension expenses	49
Higher administrative expenses	(67)
Lower realized gains on equity investments and associated derivatives, net	(81)
Lower income from liquid asset trading activities	(146)
Higher charges on borrowings	(329)
Other, net	11
Change in income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$143

	FY18	FY17
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value, grants to IDA and net gains and losses attributable to non-controlling interests	$1,272	$1,129
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	88	394
Income before grants to IDA	1,360	1,523
Grants to IDA	(80)	(101)
Net Income	1,280	1,422
Net (gains) losses attributable to non-controlling interests	—	(4)
Net Income (Loss) attributable to IFC	$1,280	$1,418
A more detailed analysis of the components of IFC’s net income follows.
INCOME FROM LOANS AND GUARANTEES, INCLUDING REALIZED GAINS AND LOSSES ON LOANS AND ASSOCIATED DERIVATIVES
IFC’s primary interest earning asset is its loan portfolio. Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY18 totaled $1,377 million, compared with $1,298 million in FY17, an increase of $79 million.
The disbursed loan portfolio increased by $962 million from $24,210 million at June 30, 2017 to $25,172 million at June 30, 2018. The increase in the loan portfolio is due to new disbursements exceeding repayments ($1,561 million in FY18), partially offset by reduction in loans outstanding due to write-offs net of recoveries ($294 million in FY18) and currency exchange rate fluctuations ($199 million in FY18). IFC’s reporting currency, the US dollar, appreciated significantly against emerging market investment currencies in FY18 such as the Turkish lira, Brazilian real and Indian rupee. The remainder of the change is primarily due to loan sales and capital charges.

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Management’s Discussion and Analysis

Table 19: FY18 Change in Income from Loans and guarantees, including Realized Gains and Losses on Loans and Associated Derivatives (US$ millions)

Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY17	$1,298
Increase due to increase in interest rates	77
Increase due to increase in loan portfolio	32
Increase due to lower amount of interest reversed on non-accruing loans, net	26
Increase due to lower realized losses on loans	14
Increase due to higher income from swaps	11
Decrease due to lower income from participation notes, fees and other income	(10)
Decrease due to lower recognition of deferred interest	(71)
Change in Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$79
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives in FY18	$1,377
The increase in interest rates during FY18, including the US$ six-month LIBOR which increased from 1.45% at June 30, 2017 to 2.50% at June 30, 2018, was a key driver of the higher loan income in FY18 compared to FY17. The weighted average contractual interest rate on loans at June 30, 2018 was 6.0%, up from 5.4% June 30, 2017.
The decrease in the recognition of deferred interest is primarily due to $67 million of previously capitalized and deferred interest that was recognized in FY17 as a result of a $127 million prepayment.
INCOME FROM EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from the equity investment portfolio, including associated derivatives, increased by $146 million from $707 million in FY17 to $853 million in FY18.
IFC sells equity investments where IFC’s developmental role is complete, where pre-determined sales trigger levels have been met, and where applicable, lock ups have expired. Gains on equity investments and associated derivatives comprise realized and unrealized gains.
IFC recognized realized gains on equity investments and associated derivatives in the form of cash and non-monetary considerations for FY18 of $992 million, as compared with $1,073 million for FY17, a decrease of $81 million. Realized gains on equity investments and associated derivatives are concentrated in a small number of investments. In FY18, there were nineteen investments that generated individual capital gains in excess of $20 million for a total of $684 million, or 68% of the FY18 realized gains, compared to sixteen investments that generated individual capital gains in excess of $20 million for a total of $674 million, or 63%, of the FY17 realized gains.
Dividend income in FY18 totaled $282 million, as compared with $244 million in FY17. Dividend income in FY18 included returns from two unincorporated joint venture (UJVs) in the natural resources sectors accounted for under the cost recovery method, which totaled $13 million, as compared with $11 million from three such UJVs in FY17. One investee generated dividends of $51 million in FY18 ($58 million in FY17).
Other-than-temporary impairments on equity investments totaled $446 million in FY18 ($264 million on equity investments accounted for at cost less impairment; and $182 million on equity investments accounted for as available-for-sale), as compared with $581 million in FY17 ($365 million on equity investments accounted for at cost less impairment; and $216 million on equity investments accounted for as available-for-sale), a decrease of $135 million. The largest amount of impairments in FY18 were from the South Asia, Europe and Central Asia regions, primarily in the Manufacturing, Agribusiness and Services and Financial Markets sectors. In FY18, five investments generated individual other-than-temporary impairments in excess of $20 million for a total of $155 million. In FY17, seven investments generated an individual other-than-temporary impairment in excess of $20 million for a total of $267 million.
Net unrealized gains on equity investments and associated derivatives totaled $17 million (Net unrealized losses of $33 million in FY17) reflecting an overall improvement in the macro environment for emerging market equities.
INCOME FROM DEBT SECURITIES AND REALIZED GAINS AND LOSSES ON DEBT SECURITIES AND ASSOCIATED DERIVATIVES
Income from debt securities and realized gains and losses on debt securities and associated derivatives increased to $363 million in FY18 from $282 million in FY17. The increase was primarily due an increase in interest income of $128 million in FY18 when compared with FY17 due to higher average balances, partially offset by a $60 million decrease in realized gains ($93 million in FY18) when compared to FY17 ($153 million).

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Management’s Discussion and Analysis

PROVISION FOR LOSSES ON LOANS, GUARANTEES, ACCRUED INTEREST AND OTHER RECEIVABLES
The quality of the loan portfolio, as measured by the weighted average country risk ratings and the weighted average credit ratings, experienced some marginal improvement in FY18. Non-performing loans (NPLs) decreased by $122 million, from $1,522 million of the disbursed loan portfolio at June 30, 2017 to $1,400 million10 at June 30, 2018. The decrease of $122 million was comprised of $376 million of loans and loan-like debt securities being placed in NPL status, $319 million being removed from NPL status due to write-offs, $146 million being removed from NPL status due to positive developments such as repayments, prepayments and improvements and other changes of $33 million. In FY18, ten loans greater than $10 million, and totaling $300 million, were placed in NPL status.
IFC recorded a net provision for losses on loans, guarantees, accrued interest and other receivables of $90 million in FY18 ($82 million of specific provisions on loans, $2 million of portfolio provisions on loans, $1 million net release of provision on guarantees and other receivables and $7 million provision on accrued interest) as compared to a provision of $86 million in FY17 ($268 million of specific provisions on loans partially offset by $171 million release of portfolio provisions on loans and an $11 million release of provision on guarantees). Project-specific developments on ten loans comprised 68% of the specific provision for losses on loans in FY18 (excluding release of provisions).
At June 30, 2018, IFC’s total reserves against losses on loans were $1,293 million or 5.1% of the disbursed loan portfolio ($1,483 million; 6.1% at June 30, 2017), a decrease of $190 million from June 30, 2017. The decrease in reserves against losses on loans due to write-offs, net of recoveries of $285 million, and foreign exchange gains related to reserves held against non-U.S. dollar-denominated loans ($5 million), was partially offset by provisions of $84 million and other adjustments ($16 million).
Specific reserves against losses on loans at June 30, 2018 of $651 million ($841 million at June 30, 2017) are held against impaired loans of $1,258 million ($1,675 million at June 30, 2017), a coverage ratio of 52% (50% at June 30, 2017).
In the three months ended March 31, 2017 (FY17 Q3), IFC completed the implementation of the Investment Risk Platform (IRP), which replaced IFC’s previous credit risk rating system and economic capital engine. The new rating system better aligns IFC’s practice to internationally recognized standards, where appropriate, given IFC’s portfolio and IRP allows for easier comparison between external ratings and IFC’s internal ratings. More granular ratings are expected to lead to better differentiation and a better understanding of client credit standing which will allow for more focus on those credits that most warrant scrutiny. The improved predictive power for probability of default and loss given default is also anticipated to lead to more informed investment decisions. As a result of implementing IRP, IFC reviewed its methodology for estimating the portfolio reserve against losses, in particular the estimation of the probability of default and loss given default. The implementation of IRP resulted in a $156 million release of portfolio provision related to this change in estimate that was reported in FY17 Q3.
INCOME FROM LIQUID ASSET TRADING ACTIVITIES
The liquid assets portfolio, net of derivatives and securities lending activities, decreased by $0.3 billion from $39.2 billion at June 30, 2017, to $38.9 billion at June 30, 2018. Gross income from liquid asset trading activities totaled $771 million in FY18 compared to $917 million in FY17, a decrease of $146 million. The decrease in gross income was primarily attributable to a decrease in the performance of liquid assets net of benchmarks. The performance in FY17 was exceptionally strong, especially in FY17 Q1, due to a rebound from the post-BREXIT mark-to-market losses suffered in the three months ended June 30, 2016.
Interest income in FY18 totaled $664 million, compared to $582 million in FY17. Holdings in products other than ABS and MBS, including US Treasuries, global government bonds, high quality corporate bonds and derivatives generated $134 million of gains in FY18. The portfolio of ABS and MBS experienced fair value losses totaling $27 million in FY18, for a total net gain of $107 million (realized and unrealized). This compares to a total gain (realized and unrealized) of $335 million in FY17.
Performance over the course of FY18 was supported by narrowing spreads for high-quality ABS, contributions from cross-currency basis spreads, and deviations from interest-rate parity in foreign-exchange forward rates. In FY18 Q4, performance benefited primarily from narrowing cross-currency basis swap spreads and movements in forward foreign exchange rates towards interest-rate parity. The Corporation reduced its exposure to credit spreads during FY18 and increased its exposure to deposits and other money-market instruments. Liquid asset holdings remain well diversified geographically and are concentrated in money-market instruments.
Improving economic growth in the U.S. accompanied by rising inflation allowed the U.S. Federal Reserve to continue its tightening of monetary policy. The Fed raised its benchmark policy rate 3 times in 25 bps increments over the course of the fiscal year, and the U.S. Treasury market reacted by flattening the spread between long-term and short-term yields. The 2-year Note yield rose 115 bps, while the 10-year Note yield rose 59 bps. The increase in the front-end of the yield curve was considerably faster than the pace embedded in the yield curve such that the benchmark for the Net Worth Funded portfolio, the 1 to 3-year U.S. Treasury index, had a total return of close to zero. The performance of non-USD liquid assets in developed markets benefited from a reduction in USD funding pressures, which resulted in less-negative cross-currency bases and adjustments in foreign-currency forward rates that contributed to returns.
During FY18 Q4, short-term US Treasury yields rose more than long-term yields with the 2-year Note yield rising 26 bps, and the 10-year Note yield up 12 bps. The U.S. Federal Reserve tightened monetary policy in June, in line with expectations, but they increased the projected number of interest rate hikes for 2018 from 3 to 4. The S&P 500 equity index was up modestly over the quarter, 2.9%, and credit
10 Includes $23 million reported as debt securities on the Balance Sheet as of June 30, 2018 ($101 million - June 30, 2017).

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Management’s Discussion and Analysis

spreads widened slightly. The IFC treasury managed portion of net worth gained $23 million during FY18 Q4 despite the increase in short-term interest rates. While the increase in yields resulted in a return for the benchmark that was considerably lower than the yield of the benchmark at the outset of the quarter, the portfolio benefited from an increase in its size, and this income was enhanced by the use of securities lending to make additional investments.
In FY18 and FY17, all internally managed liquid asset portfolios outperformed their respective benchmarks.
At June 30, 2018, trading securities with a fair value of $18 million are classified as Level 3 securities, which is 0.1% of total trading securities at fair value ($19 million - June 30, 2017).
CHARGES ON BORROWINGS
IFC’s charges on borrowings increased by $329 million, from $712 million in FY17 (net of $2 million gain on extinguishment of borrowings) to $1,041 million in FY18 (net of $2 million gain on extinguishment of borrowings), largely attributable to rising LIBOR rates and increased term of new borrowings.
The weighted average cost of IFC’s borrowings outstanding from market sources, after the effects of borrowing-related derivatives, and excluding short-term borrowings from market and other sources, was 2.5% at June 30, 2018, an increase from 1.4% at June 30, 2017. The size of the borrowings portfolio (excluding short-term borrowings), net of borrowing-related derivatives and before unamortized discounts, net, and fair value adjustments, increased by $1.4 billion during FY18 from $52.0 billion at June 30, 2017, to $53.4 billion at June 30, 2018.
OTHER INCOME
Other income of $578 million for FY18 was $50 million higher than in FY17 ($528 million) due to a $20 million increase in service fees from FY17 to FY18, primarily in mobilization fees, which reflected Core Mobilization of $11,671 million in FY18 which was $4,209 million higher than in FY17 and higher income from Advisory Services, predominantly contributions from donors, of $305 million ($277 million in FY17). In FY18, income from advisory services comprised $252 million of donor funds utilized ($229 million - FY17) and $53 million of fees from clients and administrative fees from donors ($48 million - FY17).
OTHER EXPENSES
Administrative expenses (the principal component of other expenses) increased $67 million from $962 million in FY17 to $1,029 million in FY18. The increase in FY18 is principally due to higher staff costs which increased by $66 million in FY18.
Advisory services expenses totaled $354 million in FY18 ($327 million in FY17); the increase from FY17 is consistent with the increase in advisory services income.
IFC recorded expenses from pension and other postretirement benefit plans in FY18 of $244 million, compared with $293 million in FY17. This decrease, based on the beginning of the year actuarial assumptions and calculations reflecting the funding status of the plans at June 30, 2017 (FY17-end), was primarily driven by lower amortization of unrecognized net actuarial losses resulting largely from an increase in the discount rates used to determine the projected benefit obligation between June 30, 2016 (FY16-end) and FY17-end. The discount rate used to determine the projected benefit obligation for the Staff Retirement Plan, was 3.70% at FY17-end versus 3.40% at FY16-end.
FOREIGN CURRENCY TRANSACTION GAINS AND LOSSES ON NON-TRADING ACTIVITIES
Foreign currency transaction gains reported in net income in FY18 totaled $123 million (losses of $188 million - FY17). Foreign currency transaction losses on debt securities accounted for as available-for-sale of $193 million in FY18 (gains of $64 million ‑ FY17) are reported in Other Comprehensive Income, while gains and losses on the derivatives economically hedging such debt securities are reported in Net Income. Additionally, these foreign currency gains and losses reported in Other Comprehensive Income are reclassified to Net Income upon sale or repayment. In FY18, this resulted in a loss of $73 million ($12 million - FY17), of which $62 million resulted from a single repayment of an available-for-sale debt security.
Largely due to a small population of unhedged non-U.S. dollar-denominated loans and debt securities and the U.S. dollar strengthening against such currencies, IFC has recorded overall foreign exchange related losses in a combination of Net Income and Other Comprehensive Income of $70 million in FY18 (losses of $124 million ‑ FY17).

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Management’s Discussion and Analysis

NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS
As discussed in more detail in Note A to IFC’s FY18 consolidated financial statements, IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) all market borrowings that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in net income; (ii) unrealized gains and losses on certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.
Table 20: Net Unrealized Gains and Losses on Non-Trading Financial Instruments FY18 vs FY17 (US$ millions)

	FY18	FY17
Unrealized gains and losses on loans, debt securities and associated derivatives	$181	$320
Unrealized gains and losses on borrowings from market, IDA and associated derivatives, net	(93)	74
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$88	$394
IFC reported net unrealized gains on loans, debt securities and associated derivatives of $181 million in FY18 ($320 million in FY17).  In FY18 this comprised unrealized losses of $33 million on the loan and debt securities portfolio carried at fair value, unrealized gains of $177 million on lending-related swaps, unrealized gains of $28 million on client risk management swaps and unrealized gains of $9 million on other derivatives, mainly conversion features, warrants in investment contracts and interest rate and currency swaps economically hedging client obligations. The unrealized gains of $177 million on lending related swaps is driven by upward movement in interest rates during the fiscal year in EUR, INR, and USD, the main currencies of lending-related swap issuance.
Changes in the fair value of IFC’s borrowings from market, IDA and associated derivatives, net, includes the impact of changes in IFC’s own credit spread when measured against US$ LIBOR. As credit spreads widen, unrealized gains are recorded and when credit spreads narrow, unrealized losses are recorded (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but does not alter the cash flows. IFC’s policy is to generally match currency, amount and timing of cash flows on market borrowings with cash flows on associated derivatives entered into contemporaneously.
At June 30, 2018, the yield on the benchmark 5-year U.S. Treasury bond stood at 2.7 percent, up from 1.9 percent at the beginning of the fiscal year. Due to the increase in market interest rates, IFC recorded unrealized gains of $1,096 million on medium and long-term borrowings carried at fair value in FY18, offset by unrealized losses of $1,189 million on related derivatives. Overall, IFC has reported $93 million of net unrealized losses on borrowings and associated derivatives in FY18 (net unrealized gains $74 million in FY17). At the end of FY18, after swap credit spreads for IFC borrowing issuances in US dollars were generally narrower across the term structure than at the end of FY17. Additionally, compared to the end of FY17, the cost of economically hedging borrowings in Australian and New Zealand dollars was little changed, while the cost of borrowing in Japanese yen was higher at most maturities at the end of FY18.
GRANTS TO IDA
During FY18, IFC recorded a grant to IDA of $80 million, as compared with $101 million in FY17.
OCI
UNREALIZED GAINS AND LOSSES ON EQUITY INVESTMENTS AND DEBT SECURITIES
IFC’s investments in debt securities and equity investments that are listed in markets that provide readily determinable fair values are classified as available-for-sale, with unrealized gains and losses on these investments being reported in OCI until realized. When realized, the gain or loss is transferred to net income. Changes in unrealized gains and losses on equity investments and debt securities reported in OCI are significantly impacted by (i) the global environment for emerging markets; and (ii) the realization of gains on sales of such equity investments and debt securities.

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Management’s Discussion and Analysis

Table 21: Other Comprehensive Income (Loss) - Unrealized Gains and Losses on Equity Investments and Debt Securities FY18 vs FY17 (US$ millions)

	FY17	FY16
Net unrealized gains and losses on equity investments arising during the year:
Unrealized gains	$859	$814
Unrealized losses	(414)	(269)
Reclassification adjustment for realized gains and other-than-temporary impairments included in net income	(511)	(332)
Net unrealized losses and gains on equity investments	$(66)	$213
Net unrealized gains and losses on debt securities arising during the year:
Unrealized gains	$391	$337
Unrealized losses	(627)	(88)
Reclassification adjustment for realized gains, non-credit related portion of impairments which were recognized in net income and other-than-temporary included in net income	(10)	(116)
Net unrealized losses and gains on debt securities	$(246)	$133
Total unrealized losses and gains on equity investments and debt securities	$(312)	$346
Net unrealized losses on equity investments and debt securities was $312 million in FY18 (net unrealized gains of $346 million in FY17). The unrealized loss in FY18 was primarily driven by foreign currency transaction losses on debt securities accounted for as available-for-sale and the reclassification of realized gains on listed equity investments, partially offset by the reclassification of impairments on listed equity investments and higher equity valuations, due to the improved emerging markets environment.
UNRECOGNIZED NET ACTUARIAL GAINS AND LOSSES AND UNRECOGNIZED PRIOR SERVICE COSTS ON BENEFIT PLANS
Unrecognized pension adjustments largely represent the unrecognized net actuarial gains and losses on benefit plans. Actuarial gains and losses occur when actual results differ from expected results in determining the funded status of the pension plans. Since the pension plans are long term, changes in asset returns and discount rates cause volatility in comprehensive income. The change in the funded status reflects the rise in interest rates used to measure the liability, and to a greater extent the higher actual asset returns compared with the long-term projection. Given its long-term planning horizon for pension plans, Management is focused mainly on ensuring that contributions to pension plans appropriately reflect long term assumptions about asset returns and discount rates.
During FY18, IFC experienced a gain of $118 million ($111 million of unrecognized net actuarial gains and a $7 million reduction of prior service cost). The gain resulted largely from the increase in the discount rates used to determine the projected benefit obligations at FY18-end when compared with FY17-end. The discount rate assumptions used to determine the projected benefit obligation for the Staff Retirement Plan and Post-Employment Benefits Plan increased from 3.7% at June 30, 2017 to 4.1% at June 30, 2018 and from 3.8% at June 30, 2017 to 4.1% at June 30, 2018, respectively.

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Management’s Discussion and Analysis

VIII. GOVERNANCE AND CONTROL
SENIOR MANAGEMENT AND CHANGES
The following is a list of the principal officers of IFC as of June 30, 2019:

President	David Malpass (*)
Chief Executive Officer	Philippe Le Houérou
Chief Operating Officer	Stephanie von Friedeburg
Regional Vice President, Latin America & Caribbean and Europe & Central Asia	Georgina Baker
Regional Vice President, Middle-East and Africa	Sérgio Pimenta
Regional Vice President, Asia and Pacific	Nena Stoiljkovic
Vice President and General Counsel, Legal, Compliance Risk, and ESG Sustainability (**)	Ethiopis Tafara (***)
Vice President, Risk and Finance	Mohamed Gouled
Vice President, Corporate Strategy and Resources	Monish Mahurkar
Vice President, Treasury and Syndications	John Gandolfo (****)
Vice President, Economics and Private Sector Development	Hans Peter Lankes
Vice President, CEO, IFC Asset Management Company LLC (a wholly-owned subsidiary of IFC)	Marcos Brujis
Vice President, Partnerships, Communications and Outreach	Karin Finkelston

(*)
Dr. Jim Yong Kim left the World Bank Group effective February 1, 2019. Kristalina Georgieva, World Bank CEO, assumed the role of interim President also effective February 1, 2019. David Malpass was appointed as President of the World Bank Group, effective April 9, 2019.

(**)
On May 30, 2019, IFC announced that the Legal, Compliance Risk & ESG Sustainability Vice Presidency Unit (VPU) will be changed to the Legal, Compliance Risk VPU, after splitting the ESG functions, effective July 1, 2019.

(***)
On May 28, 2019, IFC announced that Ethiopis Tafara has been appointed as the new Vice President, Corporate Services and Chief Risk, Legal and Administrative Officer of MIGA. His appointment is expected to be effective in the Fall of 2019. On August 5, 2019, IFC announced that Christopher Stephens has been appointed as the new Vice President and General Counsel of IFC with an effective date to be announced.

(****)
Jingdong Hua was appointed Vice President and Treasurer of the World Bank, effective January 1, 2019. Sabrina Borlini assumed the role of acting Vice President, Treasury and Syndications in the interim period. John Gandolfo was appointed Vice President, Treasury and Syndications, effective February 16, 2019.

INTERNATIONAL FINANCE CORPORATION	Page 49

Management’s Discussion and Analysis

GOVERNANCE STRUCTURE

GENERAL GOVERNANCE
IFC’s decision-making structure consists of the Board of Governors, the Board of Directors (Board of Directors or Board), the President, the CEO, Management and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Board of Directors to exercise any of its powers, except those reserved to the Board of Governors under IFC's Articles of Agreement.
BOARD OF DIRECTORS
In accordance with IFC's Articles of Agreement, Directors are appointed or elected every two years by their member governments. The Board currently has 25 Directors who represent all member countries. Directors are neither officers nor staff of IFC. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.
The Board is required to consider proposals made by the President on the use of IFC’s net income: retained earnings and designation of retained earnings and on other policies that affect its general operations. The Board is also responsible for presenting to the Board of Governors, at the Annual meetings, audited accounts, an administrative budget, and an annual report on operations and policies and on other matters.
The Board and its committees are in continuous session at the main IBRD offices in Washington DC, as business requires. Each committee’s terms of reference establish its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.
The committees are made up of eight members and function under their respective stipulated terms of reference. These committees are as follows:

•	Audit Committee - assists the Board in overseeing IFC’s finances, accounting, risk management and internal controls (see further explanation below).

•
Budget Committee - assists the Board in approving IFC’s budget and in overseeing the preparation and execution of IFC’s strategy and business outlook. The committee provides guidance to management on strategic directions.

•
Committee on Development Effectiveness - supports the Board in assessing IFC’s development effectiveness, providing guidance on strategic directions, and monitoring the quality and results of operations.

•
Committee on Governance and Directors’ Administrative Matters - assists the Board on issues related to governance, the Board’s own effectiveness, and the administrative policy applicable to Directors’ offices.

•
Human Resources Committee - strengthens the efficiency and effectiveness of the Board in discharging its oversight responsibility on IFC’s human resources strategy, policies and practices, and their alignment with the business needs of the organization.

INTERNATIONAL FINANCE CORPORATION	Page 50

Management’s Discussion and Analysis

AUDIT COMMITTEE
MEMBERSHIP
The Audit Committee consists of eight Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Directors.
KEY RESPONSIBILITIES
The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IFC’s finances, accounting, risk management, internal controls and institutional integrity, specific responsibilities include:

•	Oversight of the integrity of IFC’s financial statements.

•	Appointment, qualifications, independence and performance of the External Auditor.

•	Performance of the Internal Audit Department.

•
Adequacy and effectiveness of financial and accounting policies and internal controls and the mechanisms to deter, prevent and penalize fraud and corruption in IFC operations and corporate procurement.

•	Effective management of financial, fiduciary, and compliance risks in IFC.

•	Oversight of the institutional arrangements and processes for risk management across IFC.
In carrying out its role, the Audit Committee discusses financial issues and policies that affect IFC’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.
EXECUTIVE SESSIONS
Under the Audit Committee’s terms of reference, it may convene in executive session at any time, without Management’s presence. The Audit Committee meets separately in executive session with the external and internal auditors.
ACCESS TO RESOURCES AND TO MANAGEMENT
Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties, and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management and reviews and discusses with Management topics considered in its terms of reference.
The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.
BUSINESS CONDUCT
The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institutions. In support of this commitment, the institutions have in place a Code of Conduct. The WBG has both an Ethics HelpLine and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.
IFC has in place procedures for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control and auditing processes.
WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.
AUDITOR INDEPENDENCE
The appointment of the external auditor for IFC is governed by a set of Board-approved principles. These include:

•	Limits on the external auditor's provision of non-audit-related services;

•	Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee; and

•	Renewal of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter.
In FY17, the Board approved amendments to the policy on the appointment of an external auditor which came into effect for the FY19 audit period. The primary amendments now permit the external auditor to provide non-prohibited non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management or in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.

INTERNATIONAL FINANCE CORPORATION	Page 51

Management’s Discussion and Analysis

Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IFC’s external auditors also follow the communication requirements, with the Audit Committees set out under generally accepted auditing standards in the United States.
EXTERNAL AUDITORS
The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. Following a mandatory rebidding of the external audit contract, IFC’s Executive Directors approved the appointment of Deloitte & Touche, LLP as IFC’s external auditor for a five-year term commencing FY19.
INTERNAL CONTROL
INTERNAL CONTROL OVER FINANCIAL REPORTING
Each fiscal year, Management evaluates the internal controls over financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect IFC’s internal control over financial reporting. The internal control framework promulgated by COSO, “Internal Control - Integrated Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. Since the year-ended June 30, 2016, IFC has been using the 2013 COSO framework to assess the effectiveness of the internal control over financial reporting. As of June 30, 2019, these controls were determined to be effective. See “Management’s report regarding effectiveness of Internal Control over Financial Reporting” on Page 53.

Concurrently, IFC’s external auditor provides a report stating IFC maintained, in all material respects, effective internal control over financial reporting as of June 30, 2019. See Independent Auditors’ Report on effectiveness of internal control over financial reporting on Page 55.
DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IFC. Management conducted an evaluation of the effectiveness of such controls and procedures and the President, the Chief Executive Officer, the Vice President, Risk and Finance and the Controller have concluded that these controls and procedures were effective as of June 30, 2019.
OTHER
During FY19 Q3, the Supreme Court of the United States (Supreme Court) decided on a narrow question of US statutory  law. The US International Organizations Immunities Act (IOIA) provides certain international organizations, including IFC, with the same immunity from suit in the United States as foreign states. This statutory grant of immunity is in addition to and independent of the immunities set forth in IFC’s Articles of Agreement, as codified in a separate US statute. The Supreme Court decided that the grant of immunity under the IOIA had changed over time in line with changes in sovereign immunity, and that the IOIA now includes certain exceptions. The Supreme Court decision did not affect any of IFC’s other immunities under US law, nor did it cover other sources of IFC’s immunities under international law such as the IFC’s Articles of Agreement and the United Nations Convention on the Privileges and Immunities of the Specialized Agencies. There are currently two court cases in the United States that are impacted by the Supreme Court decision. Such cases have now restarted in United States lower courts, and IFC will continue to present several defenses in both cases. See also Note Z to the FY19 consolidated financial statements.

INTERNATIONAL FINANCE CORPORATION	Page 52

CONSOLIDATED FINANCIAL STATEMENTS AND
INTERNAL CONTROL REPORTS
June 30, 2019

Management's Report Regarding Effectiveness of
Internal Control over Financial Reporting

August 8, 2019

The management of the International Finance Corporation (IFC) is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and include amounts based on informed judgments and estimates made by management.
The consolidated financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IFC's consolidated financial statements and audit of its internal control over financial reporting were valid and appropriate. The independent auditors’ reports accompany the audited consolidated financial statements.
Management is responsible for establishing and maintaining effective internal control over financial reporting for financial statement presentations in conformity with US GAAP. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over financial reporting supports the integrity and reliability of the external consolidated financial statements.
There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.
IFC assessed its internal control over financial reporting for financial statement presentation in conformity with US GAAP as of June 30, 2019. This assessment was based on the criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IFC maintained effective internal control over financial reporting presented in conformity with US GAAP as of June 30, 2019. The independent audit firm that audited the consolidated financial statements has issued an Independent Auditors’ Report which expresses an opinion on IFC’s internal control over financial reporting.

The Board of Directors has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IFC. The Audit Committee is comprised entirely of Directors who are independent of IFC's management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IFC in addition to reviewing IFC's financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

Independent Auditors’ Report
President and Board of Directors
International Finance Corporation:
We have audited the internal control over financial reporting of the International Finance Corporation and its subsidiaries (“IFC”) as of June 30, 2019, based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Management’s Responsibility for Internal Control over Financial Reporting
Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control Over Financial Reporting.
Auditors’ Responsibility
Our responsibility is to express an opinion on IFC’s internal control over financial reporting based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
An audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Definition and Inherent Limitations of Internal Control over Financial Reporting
An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Opinion
In our opinion, IFC maintained, in all material respects, effective internal control over financial reporting as of June 30, 2019, based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Report on Consolidated Financial Statements
We also have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet as of June 30, 2019, and the related consolidated statements of operations, comprehensive income (loss), changes in capital and cash flows for the year ended June 30, 2019 of IFC, and our report dated August 8, 2019 expressed an unmodified opinion on those consolidated financial statements.
August 8, 2019

INTERNATIONAL FINANCE CORPORATION	Page 56

CONSOLIDATED BALANCE SHEETS
as of June 30, 2019 and June 30, 2018
(US$ millions)

	2019	2018
Assets
Cash and due from banks- Note C	$1,197	$1,249
Time deposits - Note C	17,500	13,156
Trading securities - Notes C and R	28,526	28,909
Securities purchased under resale agreements and receivable for cash collateral pledged - Notes C and W	1,862	1,989
Investments - Notes B, D, E, F, G, R and T
Loans
$877 at June 30, 2019, $927 at June 30, 2018 at fair value;
net of reserve against losses of $1,191 at June 30, 2019, $1,293 at June 30, 2018)
- Notes D, E and R	23,983	23,609
Equity investments
($13,130 at June 30, 2019, $10,322 at June 30, 2018 at fair value) - Notes B, D, G, R and T	13,130	13,032
Debt securities - Notes D, F, R and T	6,349	5,623
Total investments	43,462	42,264
Derivative assets - Notes C, Q, R and W	2,856	2,809
Receivables and other assets - Note C and J	3,854	3,896
Total assets	$99,257	$94,272
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable
for cash collateral received - Notes C and W	$8,454	$6,364
Borrowings outstanding - Notes K and R
From market and other sources at amortized cost	3,023	2,874
From market sources at fair value	50,392	49,414
From International Development Association at fair value	717	807
Total borrowings	54,132	53,095
Derivative liabilities - Notes C, Q, R and W	3,964	4,289
Payables and other liabilities - Notes C, L and V	5,101	4,388
Total liabilities	71,651	68,136
Capital
Capital stock, authorized (2,580,000 at June 30, 2019 and June 30, 2018)
shares of $1,000 par value each - Note M
Subscribed and paid-in	2,567	2,566
Accumulated other comprehensive (loss) income - Note O	(1,232)	264
Retained earnings - Note O	26,271	23,306
Total capital	27,606	26,136
Total liabilities and capital	$99,257	$94,272

The notes to the consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 57

CONSOLIDATED STATEMENTS OF OPERATIONS
for each of the three years ended June 30, 2019, June 30, 2018 and June 30, 2017
(US$ millions)

	2019	2018	2017
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives - Note E	$1,774	$1,377	$1,298
Provision for losses on loans, guarantees, accrued interest and other receivables - Note E	(87)	(90)	(86)
(Loss) income from equity investments and associated derivatives - Note G	(253)	853	707
Income from debt securities, including realized gains and losses on debt securities and associated derivatives - Note F	126	363	282
Total income from investments	1,560	2,503	2,201
Income from liquid asset trading activities - Note C	1,291	771	917
Charges on borrowings - Note K	(1,575)	(1,041)	(712)
Income from investments and liquid asset trading activities, after charges on borrowings	1,276	2,233	2,406
Other income
Advisory services income	312	305	277
Service fees	126	102	82
Other - Notes B and N	184	171	169
Total other income	622	578	528
Other expenses
Administrative expenses - Note X	(1,355)	(1,029)	(962)
Advisory services expenses	(355)	(354)	(327)
Pension and other postretirement benefit plans - Note V	(6)	(244)	(293)
Other - Note B	(30)	(35)	(35)
Total other expenses	(1,746)	(1,662)	(1,617)
Foreign currency transaction gains (losses) on non-trading activities	159	123	(188)
Income before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	311	1,272	1,129
Net unrealized (losses) gains on non-trading financial instruments accounted for at fair value - Note P	(218)	88	394
Income before grants to IDA	93	1,360	1,523
Grants to IDA - Note O	—	(80)	(101)
Net income	93	1,280	1,422
Net gains attributable to non-controlling interests	—	—	(4)
Net income attributable to IFC	$93	$1,280	$1,418

The notes to the consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 58

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
for each of the three years ended June 30, 2019, June 30, 2018 and June 30, 2017
(US$ millions)

	2019	2018	2017

Net income attributable to IFC	$93	$1,280	$1,418
Other comprehensive income (loss)
Unrealized gains and losses on debt securities
Net unrealized (losses) gains on available-for-sale debt securities arising during the period	(58)	(236)	249
Reclassification adjustment for realized gains included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	(4)	(49)	(170)
Reclassification adjustment for other-than-temporary impairments included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	247	39	54
Net unrealized gains (losses) on debt securities	185	(246)	133
Unrealized gains and losses on equity investments
Net unrealized gains on equity investments arising during the period	—	445	545
Reclassification adjustment for realized gains included in net income (income from equity investments and associated derivatives)	—	(693)	(548)
Reclassification adjustment for other-than-temporary impairments included in net income (income from equity investments and associated derivatives)	—	182	216
Net unrealized (losses) gains on equity investments	—	(66)	213
Unrealized gains and losses on borrowings
Net unrealized gains arising during the period attributable to instrument-specific credit risk on borrowings at fair value under the fair value option	87	—	—
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	1	—	—
Net unrealized gains on borrowings	88	—	—
Net unrecognized net actuarial (losses) gains and unrecognized prior service credits (cost) on benefit plans - Note V	(410)	118	543
Total other comprehensive (loss) income	(137)	(194)	889
Total comprehensive (loss) income	$(44)	$1,086	$2,307

The notes to the consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 59

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
for each of the three years ended June 30, 2019, June 30, 2018 and June 30, 2017
(US$ millions)

	Attributable to IFC
	Undesignated retained earnings	Designated retained Earnings	Total retained earnings	Accumulated other comprehensive income (loss) - Note O	Capital stock	Total IFC capital	Non-controlling interests	Total capital
At June 30, 2016	$20,475	$133	$20,608	$(431)	$2,566	$22,743	$23	$22,766
Year ended June 30, 2017
Net income attributable to IFC	1,418		1,418			1,418		1,418
Other comprehensive income				889		889		889
Designation of retained earnings - Note O	(161)	161	—			—		—
Expenditures against designated retained earnings - Note O	169	(169)	—			—		—
Non-controlling interests redeemed							(24)	(24)
Net gains attributable to non-controlling interests							4	4
At June 30, 2017	$21,901	$125	$22,026	$458	$2,566	$25,050	$3	$25,053
Year ended June 30, 2018
Net income attributable to IFC	1,280		1,280			1,280		1,280
Other comprehensive loss				(194)		(194)		(194)
Designations of retained earnings - Note O	(205)	205	—			—		—
Expenditures against designated retained earnings - Note O	140	(140)	—			—		—
Non-controlling interests redeemed							(3)	(3)
At June 30, 2018	$23,116	$190	$23,306	$264	$2,566	$26,136	$—	$26,136
Cumulative effect of adoption of ASU 2016-01, effective July 1, 2018 - Note A	2,872		2,872	(1,359)		1,513		1,513
Year ended June 30, 2019
Net income	93		93			93		93
Other comprehensive loss				(137)		(137)		(137)
Payments received for IFC capital stock subscribed					1	1		1
Designations of retained earnings - Note O	(230)	230	—			—		—
Expenditures against designated retained earnings - Note O	54	(54)	—			—		—
At June 30, 2019	$25,905	$366	$26,271	$(1,232)	$2,567	$27,606	$—	$27,606

The notes to the consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 60

CONSOLIDATED STATEMENTS OF CASH FLOWS
for each of the three years ended June 30, 2019, June 30, 2018 and June 30, 2017
(US$ millions)

	2019	2018	2017
Cash flows from investing activities
Loan disbursements	$(7,083)	$(7,919)	$(6,486)
Investments in equity securities	(908)	(1,270)	(1,872)
Investments in debt securities	(1,083)	(1,961)	(1,996)
Loan repayments	6,478	6,358	5,707
Equity redemptions	—	—	78
Debt securities repayments	324	514	256
Proceeds from sales of loan investments	22	43	17
Proceeds from sales of equity investments	1,914	2,369	2,101
Proceeds from sales of debt securities	46	20	146
Investment in land and building for headquarters	(41)	(29)	(56)
Net cash used in investing activities	(331)	(1,875)	(2,105)
Cash flows from financing activities
Medium and long-term borrowings
Issuance	15,805	16,524	16,296
Retirement	(14,657)	(16,755)	(17,868)
Medium and long-term borrowings related derivatives, net	(279)	(551)	(901)
Short-term borrowings, net	(901)	1,577	1,329
Capital subscriptions	1	—	—
Non-controlling interests redeemed	—	(3)	(24)
Net cash (used in) provided by financing activities	(31)	792	(1,168)
Cash flows from operating activities
Net income attributable to IFC	93	1,280	1,418
Add :Net gains attributable to non-controlling interests	—	—	4
Net income	93	1,280	1,422
Adjustments to reconcile net income or loss to net cash provided by operating activities:
Realized (gains) losses on loans and associated derivatives, net	(40)	19	33
Realized gains on debt securities and associated derivatives, net	(5)	(93)	(153)
Losses (gains) on equity investments and related derivatives, net	493	(1,009)	(1,040)
Provision for losses on loans, guarantees, accrued interest and other receivables	87	90	86
Other-than-temporary impairments on debt securities	247	39	54
Other-than-temporary impairments on equity investments	—	446	581
Net premiums received at issuance of borrowings (net of swaps)	16	2	7
Net discounts paid on retirement of borrowings	(56)	(33)	(13)
Net realized gains on extinguishment of borrowings	(1)	(2)	(2)
Foreign currency transaction (gains) losses on non-trading activities	(159)	(123)	188
Net unrealized losses (gains) on non-trading financial instruments accounted for at fair value	218	(88)	(394)
Change in accrued income on loans, time deposits and securities	(44)	(35)	(70)
Change in payables and other liabilities	(147)	(450)	20
Change in receivables and other assets	(430)	(720)	(148)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	3,408	1,905	2,592
Net cash provided by operating activities	3,680	1,228	3,163
Change in cash and cash equivalents	3,318	145	(110)
Effect of exchange rate changes on cash and cash equivalents	974	(423)	288
Net change in cash and cash equivalents	4,292	(278)	178
Beginning cash and cash equivalents	14,405	14,683	14,505
Ending cash and cash equivalents	$18,697	$14,405	$14,683
Composition of cash and cash equivalents
Cash and due from banks	1,197	1,249	1,107
Time deposits	17,500	13,156	13,576
Total cash and cash equivalents	$18,697	$14,405	$14,683

The notes to the consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 61

CONSOLIDATED STATEMENTS OF CASH FLOWS
for each of the three years ended June 30, 2019, June 30, 2018 and June 30, 2017
(US$ millions)

Supplemental disclosure	2019	2018	2017
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$(138)	$(199)	$98
Debt securities	(153)	(193)	64
Loan and debt security-related currency swaps	257	340	(93)
Borrowings	840	1,473	(81)
Borrowing-related currency swaps	(788)	(1,318)	23
Charges on borrowings paid, net	$1,466	$896	$733
Non-cash items:
Loan and debt security conversion to equity, net	$7	$59	$197

The notes to the consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 62

CONSOLIDATED STATEMENT OF CAPITAL STOCK AND VOTING POWER as of June 30, 2019 (US$ thousands)

	Capital Stock		Voting Power			Capital Stock		Voting Power
Members	Amount paid	Percent of total	Number of votes	Percent of total	Members	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	111	*	926	0.03	Egypt, Arab Republic of	13,380	0.52	14,195	0.52
Albania	1,302	0.05	2,117	0.08	El Salvador	29	*	844	0.03
Algeria	5,784	0.23	6,599	0.24	Equatorial Guinea	43	*	858	0.03
Angola	1,481	0.06	2,296	0.08	Eritrea	935	0.04	1,750	0.06
Antigua and Barbuda	13	*	828	0.03	Estonia	1,434	0.06	2,249	0.08
Argentina	42,405	1.65	43,220	1.59	Eswatini	684	0.03	1,499	0.06
Armenia	992	0.04	1,807	0.07	Ethiopia	127	*	942	0.03
Australia	47,329	1.84	48,144	1.77	Fiji	287	0.01	1,102	0.04
Austria	19,741	0.77	20,556	0.76	Finland	15,697	0.61	16,512	0.61
Azerbaijan	2,367	0.09	3,182	0.12	France	121,015	4.71	121,830	4.48
Bahamas, The	335	0.01	1,150	0.04	Gabon	1,268	0.05	2,083	0.08
Bahrain	1,746	0.07	2,561	0.09	Gambia, The	94	*	909	0.03
Bangladesh	9,632	0.38	10,447	0.38	Georgia	1,380	0.05	2,195	0.08
Barbados	361	0.01	1,176	0.04	Germany	128,908	5.02	129,723	4.77
Belarus	5,267	0.21	6,082	0.22	Ghana	5,546	0.22	6,361	0.23
Belgium	50,610	1.97	51,425	1.89	Greece	6,898	0.27	7,713	0.28
Belize	101	*	916	0.03	Grenada	74	*	889	0.03
Benin	119	*	934	0.03	Guatemala	1,084	0.04	1,899	0.07
Bhutan	720	0.03	1,535	0.06	Guinea	339	0.01	1,154	0.04
Bolivia	1,902	0.07	2,717	0.10	Guinea-Bissau	18	*	833	0.03
Bosnia and Herzegovina	620	0.02	1,435	0.05	Guyana	1,392	0.05	2,207	0.08
Botswana	113	*	928	0.03	Haiti	822	0.03	1,637	0.06
Brazil	55,585	2.17	56,400	2.08	Honduras	495	0.02	1,310	0.05
Bulgaria	4,934	0.19	5,749	0.21	Hungary	11,771	0.46	12,586	0.46
Burkina Faso	836	0.03	1,651	0.06	Iceland	42	*	857	0.03
Burundi	100	*	915	0.03	India	102,947	4.01	103,762	3.82
Cabo Verde	15	*	830	0.03	Indonesia	31,602	1.23	32,417	1.19
Cambodia	339	0.01	1,154	0.04	Iran, Islamic Republic of	1,444	0.06	2,259	0.08
Cameroon	885	0.03	1,700	0.06	Iraq	147	0.01	962	0.04
Canada	81,342	3.17	82,157	3.02	Ireland	1,290	0.05	2,105	0.08
Central African Republic	119	*	934	0.03	Israel	2,135	0.08	2,950	0.11
Chad	1,364	0.05	2,179	0.08	Italy	81,342	3.17	82,157	3.02
Chile	12,647	0.49	13,462	0.50	Jamaica	4,282	0.17	5,097	0.19
China	61,756	2.41	62,571	2.30	Japan	162,534	6.33	163,349	6.01
Colombia	13,658	0.53	14,473	0.53	Jordan	941	0.04	1,756	0.06
Comoros	14	*	829	0.03	Kazakhstan	4,637	0.18	5,452	0.20
Congo, Dem. Rep. of	2,159	0.08	2,974	0.11	Kenya	4,041	0.16	4,856	0.18
Congo, Republic of	131	0.01	946	0.03	Kiribati	12	*	827	0.03
Costa Rica	952	0.04	1,767	0.07	Korea, Republic of	28,148	1.10	28,963	1.07
Côte d'Ivoire	3,544	0.14	4,359	0.16	Kosovo	1,454	0.06	2,269	0.08
Croatia	2,882	0.11	3,697	0.14	Kuwait	15,073	0.59	15,888	0.58
Cyprus	2,139	0.08	2,954	0.11	Kyrgyz Republic	1,720	0.07	2,535	0.09
Czech Republic	8,913	0.35	9,728	0.36	Lao People's Dem. Rep	278	0.01	1,093	0.04
Denmark	18,554	0.72	19,369	0.71	Latvia	2,150	0.08	2,965	0.11
Djibouti	21	*	836	0.03	Lebanon	135	0.01	950	0.03
Dominica	42	*	857	0.03	Lesotho	71	*	886	0.03
Dominican Republic	1,187	0.05	2,002	0.07	Liberia	83	*	898	0.03
Ecuador	2,161	0.08	2,976	0.11	Libya	55	*	870	0.03

The notes to the consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 63

CONSOLIDATED STATEMENT OF CAPITAL STOCK AND VOTING POWER as of June 30, 2019 (US$ thousands)

	Capital Stock		Voting Power			Capital Stock		Voting Power
Members	Amount paid	Percent of total	Number of votes	Percent of total	Members	Amount paid	Percent of total	Number of votes	Percent of total
Lithuania	2,341	0.09	3,156	0.12	Saudi Arabia	51,038	1.99	51,853	1.91
Luxembourg	2,139	0.08	2,954	0.11	Senegal	2,299	0.09	3,114	0.11
Madagascar	432	0.02	1,247	0.05	Serbia	1,803	0.07	2,618	0.10
Malawi	1,822	0.07	2,637	0.10	Seychelles	27	*	842	0.03
Malaysia	16,606	0.65	17,421	0.64	Sierra Leone	223	0.01	1,038	0.04
Maldives	16	*	831	0.03	Singapore	177	0.01	992	0.04
Mali	451	0.02	1,266	0.05	Slovak Republic	4,457	0.17	5,272	0.19
Malta	1,615	0.06	2,430	0.09	Slovenia	1,585	0.06	2,400	0.09
Marshall Islands	663	0.03	1,478	0.05	Solomon Islands	37	*	852	0.03
Mauritania	214	0.01	1,029	0.04	Somalia	83	*	898	0.03
Mauritius	1,665	0.06	2,480	0.09	South Africa	17,418	0.68	18,233	0.67
Mexico	30,532	1.19	31,347	1.15	South Sudan	1,880	0.07	2,695	0.10
Micronesia, Fed. States of	744	0.03	1,559	0.06	Spain	37,026	1.44	37,841	1.39
Moldova	1,192	0.05	2,007	0.07	Sri Lanka	7,491	0.29	8,306	0.31
Mongolia	144	0.01	959	0.04	St. Kitts and Nevis	638	0.02	1,453	0.05
Montenegro	1,035	0.04	1,850	0.07	St. Lucia	74	*	889	0.03
Morocco	9,635	0.38	10,450	0.38	Sudan	111	*	926	0.03
Mozambique	322	0.01	1,137	0.04	Suriname	620	0.02	1,435	0.05
Myanmar	666	0.03	1,481	0.05	Sweden	26,876	1.05	27,691	1.02
Namibia	404	0.02	1,219	0.04	Switzerland	44,063	1.72	44,878	1.65
Nepal	822	0.03	1,637	0.06	Syrian Arab Republic	194	0.01	1,009	0.04
Netherlands	56,131	2.19	56,946	2.10	Tajikistan	1,212	0.05	2,027	0.07
New Zealand	3,583	0.14	4,398	0.16	Tanzania	1,003	0.04	1,818	0.07
Nicaragua	715	0.03	1,530	0.06	Thailand	11,781	0.46	12,596	0.46
Niger	147	0.01	962	0.04	Timor-Leste	777	0.03	1,592	0.06
Nigeria	27,672	1.08	28,487	1.05	Togo	808	0.03	1,623	0.06
North Macedonia	536	0.02	1,351	0.05	Tonga	34	*	849	0.03
Norway	17,599	0.69	18,414	0.68	Trinidad and Tobago	4,112	0.16	4,927	0.18
Oman	1,187	0.05	2,002	0.07	Tunisia	3,566	0.14	4,381	0.16
Pakistan	21,292	0.83	22,107	0.81	Turkey	15,837	0.62	16,652	0.61
Palau	25	*	840	0.03	Turkmenistan	810	0.03	1,625	0.06
Panama	1,007	0.04	1,822	0.07	Tuvalu	520	0.02	1,335	0.05
Papua New Guinea	1,147	0.04	1,962	0.07	Uganda	735	0.03	1,550	0.06
Paraguay	436	0.02	1,251	0.05	Ukraine	10,159	0.40	10,974	0.40
Peru	8,373	0.33	9,188	0.34	United Arab Emirates	4,033	0.16	4,848	0.18
Philippines	13,658	0.53	14,473	0.53	United Kingdom	121,015	4.71	121,830	4.48
Poland	7,605	0.30	8,420	0.31	United States	569,379	22.18	570,194	20.98
Portugal	8,324	0.32	9,139	0.34	Uruguay	3,569	0.14	4,384	0.16
Qatar	1,650	0.06	2,465	0.09	Uzbekistan	3,873	0.15	4,688	0.17
Romania	4,278	0.17	5,093	0.19	Vanuatu	55	*	870	0.03
Russian Federation	102,853	4.01	103,668	3.81	Venezuela, Rep. Boliv. de	27,588	1.07	28,403	1.05
Rwanda	306	0.01	1,121	0.04	Vietnam	446	0.02	1,261	0.05
Samoa	35	*	850	0.03	Yemen, Republic of	715	0.03	1,530	0.06
Sao Tome and Principe	439	0.02	1,254	0.05	Zambia	1,286	0.05	2,101	0.08
* Less than .005 percent					Zimbabwe	3,215	0.13	4,030	0.15
+ May differ from the sum of the individual percentages shown because of rounding					Total June 30, 2019	2,566,719	100.00+	2,717,494	100.00+
					Total June 30, 2018	2,566,199	100.00+	2,717,079	100.00+

The notes to the consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PURPOSE
The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, and fund investments through the IFC Asset Management Company, LLC and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES
The consolidated financial statements include the financial statements of IFC and its consolidated subsidiary as detailed in Note B. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). In the opinion of management, the consolidated financial statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations.
Advisory services - Funding received for IFC advisory services from governments and other donors are recognized as contribution revenue when the conditions on which they depend are substantially met. Advisory services expenses are recognized in the period incurred. Advisory client fees and administration fees are recognized as income when earned. See Notes S and U.
Functional currency - IFC’s functional currency is the United States dollar (US dollars or $).
Use of estimates - The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the reserve against losses on loans and impairment of debt securities and equity investments; estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities and derivative instruments); projected benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
Consolidation, non-controlling interests and variable interest entities - IFC consolidates:

i)	all majority-owned subsidiaries;

ii)
limited partnerships in which it is the general partner, unless the presumption of control is overcome by certain management participation or other rights held by minority shareholders/limited partners; and

iii)	variable interest entities (VIEs) for which IFC is deemed to be the VIE's primary beneficiary (together, consolidated subsidiaries).
Significant intercompany accounts and transactions are eliminated in consolidation.
An entity is a VIE if:

i)	its equity is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;

ii)	its equity investors do not have decision-making rights about the entity's operations; or

iii)	its equity investors do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.
A variable interest is a contractual, ownership or other interest whose value changes as the fair value of the VIE's net assets change. IFC's variable interests in VIEs arise from financial instruments, service contracts, guarantees, leases or other monetary interests in those entities.
IFC is considered to be the primary beneficiary of a VIE if it has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

INTERNATIONAL FINANCE CORPORATION	Page 65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

Fair Value Option and Fair Value Measurements - IFC has adopted FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures (ASC 820) and the Fair Value Option subsections of ASC Topic 825, Financial Instruments (ASC 825 or the Fair Value Option). ASC 820 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.
The Fair Value Option
IFC has elected the Fair Value Option (FVO) for the following financial assets and financial liabilities:

i)	investees in which IFC has significant influence:

a)	direct investments in securities issued by the investee and, if IFC would have otherwise been required to apply equity method accounting, all other financial interests in the investee (e.g., loans);

b)	investments in Limited Liability Partnerships (LLPs), Limited Liability Companies (LLCs) and other investment fund structures that maintain specific ownership accounts and loans or guarantees to such;

ii)	all market borrowings that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in earnings;

iii)	borrowings from IDA;
through June 30, 2018:

iv)	direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence;

v)	all equity interests in private equity funds;

vi)	certain hybrid instruments in the investment portfolio;

vii)	investments in certain debt securities that are economically hedged with financial instruments that are accounted for at fair value with changes therein reported in earnings;
effective July 1, 2018:

viii)	all investments in debt securities; and

ix)	substantially all hybrid instruments in the loan investment portfolio;
All borrowings and, through June 30, 2018, investments in debt securities for which the Fair Value Option has been elected are economically hedged with derivative or other financial instruments that are accounted for at fair value with changes in fair value reported in earnings as such changes occur.  Measuring at fair value those borrowings and investments for which the Fair Value Option has been elected mitigates the earnings volatility that would otherwise occur, due to measuring the borrowings and investments and related economic hedges differently, without having to apply ASC Topic 815’s, Derivatives and Hedging (ASC 815) complex hedge accounting requirements.
Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated balance sheet based on a measure (fair value) that IFC considers preferable to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, ASC 825 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees; therefore, the Fair Value Option is also applied to those loans. IFC elected the Fair Value Option for equity investments, through June 30, 2018, with 20% or more ownership where it did not have significant influence so that the same measurement method (fair value) was applied to all equity investments with more than 20% ownership.
The FVO was elected through June 30, 2018, for certain hybrid instruments in the investment portfolio that would have otherwise required bifurcation of the host and embedded derivative. Election of the FVO for these instruments eliminated the bifurcation requirement.
The FVO has been elected for all investments in debt securities and hybrid loan instruments recognized after June 30, 2018. Among other things, measuring all investments in debt securities and hybrid loan instruments at fair value eliminates the requirement to bifurcate the host and embedded derivative that may have otherwise applied in certain instances, results in more accounting consistency across IFC’s investment portfolio and results in a measurement method that is consistent with the manner in which the portfolio is managed.
Fair Value Measurements
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming that market participants act in their economic best interest, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under ASC 820, fair value measurements are not adjusted for transaction costs.

INTERNATIONAL FINANCE CORPORATION	Page 66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

ASC 820 established a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). Fair value measurements are required to maximize the use of available observable inputs.
Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
Level 2: Other than quoted prices included in Level 1, inputs that are observable for the asset or liability, either directly or indirectly for substantially the full term of the asset or liability. It includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed.
Level 3: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. It consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are non-observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data.
IFC’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.
IFC estimates the fair value of its investments in private equity funds that do not have readily determinable fair value based on the funds’ net asset values (NAVs) per share as a practical expedient to the extent that a fund reports its investment assets at fair value and has all the attributes of an investment company, pursuant to ASC Topic 946, Financial Services - Investment Companies (ASC 946). If the NAV is not as of IFC’s measurement date, IFC adjusts the most recent NAV, as necessary, to estimate a NAV for the investment that is calculated in a manner consistent with the fair value measurement principles established by ASC 820.
Remeasurement of foreign currency transactions - Assets and liabilities not denominated in US dollars, other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2019 and June 30, 2018. Disbursed equity investments, other than those accounted for at fair value, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.
Loans - IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC’s practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.
Certain loans are carried at fair value in accordance with the Fair Value Option as discussed above. Unrealized gains and losses on loans accounted for at fair value under the Fair Value Option are reported in Net unrealized gains and losses on non-trading financial instruments accounted for at fair value on the consolidated statement of operations.
Certain loans originated by IFC contain income participation, prepayment and conversion features. These features are bifurcated and separately accounted for in accordance with ASC 815 if IFC has not elected the Fair Value Option for the loan host contracts and the features meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts. Otherwise, these features are accounted for as part of their host loan contracts in accordance with IFC’s accounting policies for loans as indicated herein.
Loans held for sale are carried at the lower of cost or fair value. The excess, if any, of amortized cost over fair value is accounted for as a valuation allowance. Changes in the valuation allowance are recognized in net income as they occur.
Revenue recognition on loans - Interest income and commitment fees on loans are recorded as income on an accrual basis. Loan origination fees and direct loan origination costs are deferred and amortized over the estimated life of the originated loan; such amortization is determined using the interest method unless the loan is a revolving credit facility in which case amortization is determined using the straight-line method. Prepayment fees are recorded as income when received.
IFC does not recognize income on loans where collectability is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES (continued)

balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheet.
Reserve against losses on loans - IFC recognizes impairment on loans not carried at fair value in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.
The reserve against losses on loans reflects management’s estimates of both identified probable losses on individual loans (specific reserves) and probable losses inherent in the portfolio but not specifically identifiable (portfolio reserves). The determination of identified probable losses represents management’s judgment of the creditworthiness of the borrower. Reserves against losses are established through a review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan’s contractual terms. Information and events, with respect to the borrower and/or the economic and political environment in which it operates, considered in determining that a loan is impaired include, but are not limited to, the borrower’s financial difficulties, breach of contract, bankruptcy/reorganization, credit rating downgrade as well as geopolitical conflict, financial/economic crisis, commodity price decline, adverse local government action and natural disaster. Unidentified probable losses are the losses incurred at the reporting date that have not yet been specifically identified. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.
For purposes of providing certain disclosures about IFC’s entire reserve against losses on loans, IFC considers its entire loan portfolio to comprise one portfolio segment. A portfolio segment is the level at which the method for estimating the reserve against losses on loans is developed and documented.
Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are partially offset by recoveries, if any, associated with previously written-off loans.
Equity investments - IFC invests primarily for developmental impact; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLPs and LLCs, and/or as an investor in private equity funds.
Pursuant to Accounting Standards Update 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01) and ASC Topic 321, Investments - Equity Securities (ASC 321), effective July 1, 2018 all equity investments are measured at fair value, with unrealized gains and losses reported in earnings.
Through June 30, 2018, equity investments, which were listed in markets that provided readily determinable fair values, were accounted for as available-for-sale securities at fair value with unrealized gains and losses reported in other comprehensive income. As noted above under “Fair Value Option and Fair Value Measurements”, direct equity investments and investments in LLPs and LLCs that maintained separate ownership accounts in which IFC had significant influence, direct equity investments representing 20 percent or more ownership but in which IFC did not have significant influence and all new equity interests in funds were accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC did not have significant influence and which were not listed in markets that provided readily determinable fair values were carried at cost, less impairment.
IFC’s investments in certain private equity funds in which IFC is deemed to have a controlling financial interest, are fully consolidated by IFC, as the presumption of control by the fund manager or the general partner has been overcome. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is applied to IFC's investments in its Natural Resources unincorporated joint ventures (UJVs). IFC’s share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.
Unrealized gains and losses on equity investments accounted for at fair value are reported in income from equity investments and associated derivatives on the consolidated statement of operations. Unrealized gains and losses on equity investments which were accounted for as available-for-sale were reported in other comprehensive income. Realized gains on the sale or redemption of equity investments are measured against the average cost of the investments sold. Through June 30, 2018, realized gains and losses on equity investments were recorded based on initial cash cost less write-downs; Effective July 1, 2018, realized gains and losses are recorded based on initial cash cost.
Dividends on listed equity investments are recorded on the ex-dividend date, and dividends on unlisted equity investments are recorded upon receipt of notice of declaration. Realized gains on listed equity investments are recorded upon trade date, and realized gains on

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unlisted equity investments are recorded upon incurring the obligation to deliver the applicable shares. Losses are recognized when incurred.
IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative. Effective July 1, 2018, such agreements that do not meet the definition of a derivative are measured at fair value with unrealized gains and losses recognized in earnings in accordance with ASU 2016-01 and included in “Equity investments” on the consolidated balance sheets.
Gains and losses on debt conversions and exchanges of equity interests - Loan and debt security conversions to equity interests are based on the fair value of the equity interests received. Transfers of equity interests in exchange for equity interests in other entities and other non-cash transactions are generally accounted for based on the fair value of the asset relinquished unless the fair value of the asset received is more clearly evident in which case the accounting is based on the fair value of the asset received. The difference between the fair value of the asset received and the recorded amount of the asset relinquished is recorded as a gain or loss in the consolidated statement of operations.
Impairment of equity investments - Through June 30, 2018, equity investments accounted for at cost, less impairment and available-for-sale were assessed for impairment each quarter. When impairment was identified, it was generally deemed to be other-than-temporary, and the equity investment was written down to the impaired value, which became the new cost basis in the equity investment. Such other-than-temporary impairments were recognized in net income. Subsequent increases in the fair value of available-for-sale equity investments were included in other comprehensive income, while subsequent decreases in fair value, if not other-than-temporary impairment, also were included in other comprehensive income.
Debt securities - Debt securities in the investment portfolio classified as available-for-sale are carried at fair value on the consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized.
Unrealized gains and losses on debt securities accounted for at fair value under the Fair Value Option are reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” on the consolidated statement of operations.
IFC invests in certain debt securities with conversion features; if the hybrid instrument is not measured at fair value with unrealized gains and losses reported in earnings, these features are accounted for in accordance with ASC 815 to the extent they meet the definition of a derivative.
Impairment of debt securities - In determining whether an unrealized loss on debt securities classified as available-for-sale is other-than-temporary, IFC considers all relevant information including the length of time and the extent to which fair value has been less than amortized cost, whether IFC intends to sell the debt security or whether it is more likely than not that IFC will be required to sell the debt security, the payment structure of the obligation and the ability of the issuer to make scheduled interest or principal payments, any changes to the ratings of a security, and relevant adverse conditions specifically related to the security, an industry or geographic sector.
Debt securities in the investment portfolio classified as available-for-sale are assessed for impairment each quarter. When impairment is identified, the entire impairment is recognized in net income if (1) IFC intends to sell the security, or (2) it is more likely than not that IFC will be required to sell the security before recovery. However, if IFC does not intend to sell the security and it is not more likely than not that IFC will be required to sell the security but the security has a credit loss, the impairment charge will be separated into the credit loss component, which is recognized in net income, and the remainder which is recorded in other comprehensive income. The impaired value becomes the new amortized cost basis of the debt security. Subsequent fair value increases and decreases in the fair value of debt securities, if not an additional other-than-temporary impairment, are included in other comprehensive income.
The difference between the new amortized cost basis of debt securities for which an other-than-temporary impairment has been recognized in net income and the cash flows expected to be collected is accreted to interest income using the effective yield method. Significant subsequent increases in the expected or actual cash flows previously expected are recognized as a prospective adjustment of the yield.

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Guarantees - IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. As part of these financial guarantee facilities, IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the “inception” of the guarantee. Guarantees are regarded as called when IFC’s obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (i) the stand-ready obligation to perform and (ii) the contingent liability. The fair value of the stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet.
Designations of retained earnings - IFC establishes funding mechanisms for specific Board approved purposes through designations of retained earnings. Designations of retained earnings for grants to IDA are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is noted with approval by the Board of Governors. All other designations are recorded as a transfer from undesignated retained earnings to designated retained earnings when the designation is approved by the Board of Directors. Total designations of retained earnings are determined based on IFC’s annual income before expenditures against designated retained earnings and net unrealized gains and losses on non-trading financial instruments accounted for at fair value in excess of $350 million, and contemplating the financial capacity and strategic priorities of IFC.
Expenditures resulting from such designations are recorded as expenses in IFC’s consolidated statement of operations in the year in which they are incurred and reduces the respective designated retained earnings for such purposes. Expenditures are deemed to have been incurred when IFC has ceded control of the funds to the recipient. If the recipient is deemed to be controlled by IFC, the expenditure is deemed to have been incurred only when the recipient disburses the funds to a non-related party. On occasion, recipients who are deemed to be controlled by IFC make investments. In such cases, IFC includes those assets on its consolidated balance sheet until the recipient disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient. These investments have had no material impact on IFC’s financial position, results of operations, or cash flows. Investments resulting from such designations are recorded on IFC’s consolidated balance sheet in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.
Liquid asset portfolio - The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements and receivable for cash collateral pledged, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges. IFC’s liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include positions in high quality fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. Asset-backed and mortgage-backed securities include agency and non-agency residential mortgage-backed securities, commercial mortgage-backed securities, consumer, auto and student loan-backed securities, commercial real estate collateralized debt obligations and collateralized loan obligations.
Securities and related derivative instruments within IFC’s liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities. Gains and losses realized on the sale of trading securities are computed on a specific security basis.
IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as cash and as cash equivalents in the consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition generally when the original maturities for such instruments are under 90 days (or in some cases are under 180 days).

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Repurchase, resale and securities lending agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price. Securities lending agreements are similar to repurchase agreements except that the securities loaned are securities that IFC has received as collateral under unrelated agreements and allowed by contract to rehypothecate. Amounts due under securities lending agreements are included in securities sold under repurchase agreements and payable for cash collateral received on the consolidated balance sheet.
It is IFC’s policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.
Repurchase, resale and securities lending agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.
Borrowings - To diversify its access to funding, and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. In managing the currency exposure inherent in borrowing in a variety of currencies, generally, IFC either simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions or utilizes liquid asset portfolio or debt investments denominated in the same currency to economically hedge changes in the fair value of certain borrowings. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.
Substantially all borrowings are carried at fair value under the Fair Value Option. All changes in the fair value of such borrowings through June 30, 2018 were reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the consolidated statement of operations. Effective July 1, 2018, in accordance with ASU 2016-01, the change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in other comprehensive income, while the remaining change in fair value is reported in “Net unrealized gains and losses on non-trading financial instruments accounted for at fair value” in the consolidated statement of operations.
Risk management and use of derivative instruments - IFC enters into transactions in various derivative instruments primarily for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities and equity investments, client risk management, borrowing, liquid asset portfolio management and asset and liability management. There are no derivatives designated as accounting hedges.
All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, debt securities and equity investments are bifurcated from the host contract and recorded at fair value as derivative assets or liabilities unless the hybrid instrument is accounted for at fair value with any changes in fair value reported in income. The fair value at inception of such embedded derivatives is excluded from the carrying amount of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio and those associated with equity investments are recorded in net unrealized gains and losses on non-trading financial instruments accounted for at fair value. The risk management policy for each of IFC’s principal business activities and the accounting policies particular to them are described below.
Lending activities IFC’s policy is to closely match the currency, interest rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars.
Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC’s loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reported in net income in net unrealized gains and losses on non-trading financial instruments accounted for at fair value.
Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries’ capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC generally uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert certain of such borrowings into variable rate US dollar obligations, consistent with IFC’s matched funding policy. IFC elects to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument, liquid asset portfolio investment or debt investment is used to create an economic hedge.

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Changes in the fair value of such borrowings and the associated derivatives are reported in net unrealized gains and losses on non-trading financial instruments accounted for at fair value in the consolidated statement of operations.
Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars or by utilizing market borrowings denominated in the same currency to economically hedge changes in the fair value of certain liquid asset portfolio investments. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid asset trading activities.
Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through sales or purchases of currency. Interest rate risk arising from mismatches due to write-downs, prepayments and re-schedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.
IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements with its derivative market counterparties governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the credit exposure to one of the parties to the agreement, on a mark-to-market basis, exceeds a specified level, that party must post collateral to cover the excess, generally in the form of liquid government securities or cash. IFC does not offset the fair value amounts of derivatives and obligations to return, or rights to receive, cash collateral associated with these master-netting agreements.
Loan participations - IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC’s consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC’s consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on IFC’s consolidated balance sheet.
Pension and other postretirement benefits - IBRD sponsors a Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that are defined benefit plans and cover substantially all of its staff members as well as the staff of IFC and of MIGA.
The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.
In accordance with ASU 2017-07, the service cost component of the net periodic benefit costs allocated to IFC is included in “Administrative expenses” in the consolidated statement of operations. The remaining components of the net periodic benefit costs allocated to IFC are included in “Other pension cost” in the consolidated statement of operations. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.
Recently adopted accounting standards - In January 2016, the FASB issued ASU 2016-01. ASU 2016-01 requires all investments in equity securities to be accounted for at fair value through net income (except investments accounted for under the equity method and those that result in consolidation of the investee), and separate presentation in other comprehensive income (OCI) the portion of the total change in fair value resulting from a change in the instrument-specific credit risk when the entity has elected to measure a liability at fair value under the FVO. Given the magnitude of its investments in equity securities and the inherent volatility of prices for equity securities, the adoption of ASU 2016-01 introduced and will continue to cause a significant volatility in IFC’s reported net earnings. IFC adopted this ASU on July 1, 2018 by means of a cumulative-effect adjustment to the consolidated balance sheet, and a summary of the impact is listed below:

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Increase (decrease)	Cumulative effect of adoption of ASU 2016-01, effective July 1, 2018 (in US$ millions)
	Equity investments	Accumulated other comprehensive income	Retained earnings	Total Capital
Recognizing cumulative unrealized gains on equity securities that were previously accounted for at cost less impairment	$1,433	$—	$1,433	$1,433
Reclassifying cumulative unrealized gains on equity securities previously classified as available-for-sale	—	(1,402)	1,402	—
Recognizing the fair value of other equity-related financial instruments	80	—	80	80
Reclassifying cumulative gains on borrowings measured at fair value under FVO due to changes in Instrument specific credit risk	—	43	(43)	—
Total	$1,513	$(1,359)	$2,872	$1,513
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 replaces most existing revenue recognition guidance by establishing a single recognition model for revenue arising from contracts with customers to deliver goods and services and requires additional disclosure regarding those revenues - it does not change current accounting guidance for derivative contracts, investments in and transfers of financial instruments or guarantees. In March 2016, the FASB issued ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), that amends ASU 2014-09’s principal-versus-agent guidance. It requires a reporting entity to evaluate whether it is a principal or agent for each specified good or service in a contract with a customer and clarifies the application of the related indicators in accordance with ASU 2014-09’s control principle. ASU 2014-09 and ASU 2016-08 are currently applicable for annual reporting periods and interim periods within those annual periods, beginning after December 15, 2017 (which is the year ending June 30, 2019 for IFC). IFC adopted ASU 2016-08 and ASU 2014-09 effective July 1, 2018 with no material impact on IFC’s financial position, results of operations or cash flows.
In March 2017, the FASB issued ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07). ASU 2017-07 requires an entity to report the service cost component of net periodic benefit costs in the same line item as other compensation costs. The other components of net periodic benefit cost are required to be presented in the statement of operations separately from the service cost component, and are not eligible for capitalization. For IFC, this ASU became effective from the quarter ended September 30, 2018. Given the immateriality of the amounts subject to reclassification under the ASU, IFC has applied the requirements prospectively from the quarter ended September 30, 2018.
In June 2018, the FASB issued ASU 2018-08, Clarifying the Scope and Accounting Guidance for Contributions made and Contributions Received (ASU 2018-08).  ASU 2018-08 provides guidance to assist entities in evaluating whether transactions are contributions and whether a contribution is conditional.  ASU 2018-08 is effective for annual periods beginning after June 15, 2018, including interim periods within those annual periods (which is the year ended June 30, 2019 for IFC). IFC adopted ASU 2018-08 effective July 1, 2018 with no material impact on IFC’s financial position, results of operations or cash flows.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-05). In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-08). ASU 2016-15 and ASU 2016-18 clarify guidance in ASC 230. IFC adopted ASU 2016-15 and ASU 2016-18 effective July 1, 2018 with no material impact on IFC’s financial position, results of operations or cash flows.
Accounting standards and regulations under evaluation - In February 2016, the FASB issued ASU 2016-02, Leases (ASU 2016-02). ASU 2016-02 introduces a new accounting model that will result in lessees recording most leases on the balance sheet. ASU 2016-02 is effective for fiscal years, and interim periods within the fiscal years, beginning after December 15, 2018, (which is the year ending June 30, 2020 for IFC). ASU 2016-02 is not expected to have a material impact on IFC’s financial position, results of operations or cash flows.
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (ASU 2016-13). ASU 2016-13 requires the measurement of estimated credit losses on financial instruments held at the balance sheet date based on historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. Contrary to the incurred impairment loss accounting model currently in place, this forward-looking approach is intended to result in the immediate recognition of all estimated credit losses expected to occur over the remaining life of the instruments. The resulting allowance for current expected credit losses reduces the amortized cost basis of a financial asset to an amount expected to be collected. For future periods which cannot be forecasted in a reasonable and supportable manner, the reporting entity will revert to historical loss experience. Although ASU 2016-13 does not prescribe a specific methodology, it requires a collective assessment for financial assets with similar risk characteristics. Credit losses for financial assets that do not share similar risk characteristics with other financial assets will be measured individually. Impairment

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of investments in available-for-sale debt securities will be recognized via the allowance method, which allows for reversals of credit losses. ASU 2016-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (which is the year ending June 30, 2021 for IFC). IFC is currently evaluating the impact of ASU 2016-13.
In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (ASU 2019-04). ASU 2019-04 amends its standards on Credit Losses, Derivatives and Hedging, and Financial Instruments to address implementation issues. The amendments clarify the scope of the Credit Losses standard and address issues related to accrued interest receivable balances, recoveries, variable interest rates and prepayments. With respect to Hedge Accounting, the amendments address partial-term fair value hedges and fair value hedge basis adjustments. The amendments to the Credit Losses and Hedging standards have the same effective dates as those original standards (that are the year ending June 30, 2021 and the year ending June 30, 2020, respectively for IFC). The amendments to Financial Instruments recognition and measurement guidance are effective for fiscal years beginning after 15 December 2019 (which is the year ending June 30, 2021 for IFC). IFC is currently evaluating the impact of ASU 2019-04.
In May 2019, the FASB issued ASU 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief (ASU 2019-05). ASU 2019-05 provides transition relief for entities adopting ASU 2016-13 Measurement of Credit Losses on Financial Instruments. The amendments in ASU 2019-05 allow entities to elect the fair value option on certain financial instruments. ASU 2019-05 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (which is the year ending June 30, 2021 for IFC). IFC is currently evaluating the impact of ASU 2019-05.
In March 2017, the FASB issued ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities (ASU 2017-08). ASU 2017-08 shortens the amortization period for certain investments in callable debt securities purchased at a premium by requiring the premium to be amortized to the earliest call date. ASU 2017-08 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 (which is the year ending June 30, 2020 for IFC). ASU 2017-08 is not expected to have a material impact on IFC’s financial position, results of operations or cash flows.
In August 2018, the FASB issued ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). ASU 2018-13 amends the fair value disclosure requirements to include: (a) the amount of gain or loss for the period included in other comprehensive income attributable to fair value changes in Level 3 assets or liabilities, and (b) for Level 3 fair value measurements, the range and weighted average used to develop significant unobservable inputs and the method of calculating the weighted average. Existing fair value disclosure requirements eliminated by ASU 2018-13 include: (a) the amounts and reasons for transfers between Level 1 and Level 2 fair value measurements, and (b) the policy for determining when transfers between fair value measurement Levels occur. ASU 2018-13 modifies existing fair value disclosure requirements by (a) requiring a narrative description of the uncertainty of fair value measurements from the use of significant unobservable inputs if those inputs reasonable could have been different at reporting date, and (b) requiring disclosure of the estimate of the timing of liquidation events for investments measured using the Net Asset Value practical expedient only if such information has been communicated to the investor or announced publicly by the investee. ASU 2018-13 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019 (which is the year ending Jun 30, 2021 for IFC). Early adoption is permitted. The amendments that result in additional requirements and the narrative description with respect to uncertainty must be applied prospectively. All other amendments must be retrospectively applied to all periods presented.

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In August 2018, the FASB issued ASU 2018-14, Changes to the Disclosure Requirements for Defined Benefit Plans (ASU 2018-14). ASU 2018-14 amends the disclosure requirements for defined benefit pension and other postretirement benefit plans. The added disclosures include the weighted-average interest crediting rates used in the reporting entity’s cash balance pension plans and a narrative description for the reasons for significant gains or losses affecting the benefit obligation and any other significant changes in the benefit obligations or plan assets during the period that are not otherwise apparent in the other required disclosures. The disclosures removed include, among other things, the amounts in accumulated other comprehensive income expected to be recognized as part of net periodic benefit costs over the next year and the effects of a one-percent change in the assumed health care costs on service cost, interest cost, and the postretirement benefit obligation. ASU 2018-14 is effective for fiscal years ending after December 15, 2020 (which is the year ending June 30, 2021 for IFC). Earlier adoption is permitted.
In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and Other - Internal-Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (ASU 2018-15). ASU 2018-15 amends ASC 350-40 to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The guidance will be effective for IFC from the quarter ending September 30, 2020. IFC is currently evaluating the impact of ASU 2018-15.
In October 2018, the FASB issued ASU 2018-17, Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities (ASU 2018-17). ASU 2018-17 amends the guidance for how a decision maker or service provider must determine whether its fee is a variable interest in a VIE when a related party also has an interest in the VIE. Under the amendment, the decision maker must consider interests held be its related parties on a proportionate basis when determining if such interests could absorb more than an insignificant amount of the VIE’s variability. Current guidance requires the decision maker to consider such interests in their entirety. ASU 2018-17 is effective for annual periods (and interim periods within those annual periods) beginning after December 15, 2019 (which is the year ending June 30, 2021 for IFC). ASU 2018-17 is not expected to have a material impact on IFC’s financial position, results of operations or cash flows.
During the year ended June 30, 2019, the FASB issued and/or approved various other ASUs. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on the financial position, results of operations or cash flows of IFC.

NOTE B – SCOPE OF CONSOLIDATION
IFC Asset Management Company, LLC (AMC) and AMC Funds
IFC, through its wholly owned subsidiary, AMC, mobilizes capital from outside IFC’s traditional investor pool and manages third-party capital. AMC is consolidated into IFC’s financial statements. At June 30, 2019, IFC has provided $2 million of capital to AMC ($2 million - June 30, 2018).
As a result of the consolidation of AMC, amounts included in IFC’s consolidated balance sheet at June 30, 2019 and June 30, 2018 comprise (US$ millions):

	June 30, 2019	June 30, 2018
Cash, receivables and other assets	$49	$55
Equity investments	—	—
Payables and other liabilities	2	2
* Less than $0.5 million.
As a result of the consolidation of AMC, amounts included in IFC’s consolidated statement of operations for the years ended June 30, 2019, June 30, 2018 and June 30, 2017 comprise (US$ millions):

	2019	2018	2017
Other income	$64	$80	$79
Other expenses	25	24	23
At June 30, 2019, AMC managed twelve funds (collectively referred to as the AMC Funds), none of which requires consolidation by IFC. All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s ownership interests in these AMC Funds are shown in the following table:

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE B – SCOPE OF CONSOLIDATION (continued)

AMC Funds	IFC’s ownership interest
IFC Capitalization (Equity) Fund, L.P.	61%**
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
Africa Capitalization Fund, Ltd.	—
IFC Catalyst Funds	18%***
IFC Global Infrastructure Fund, LP	17%
China-Mexico Fund, LP	—
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds	19%****
IFC Middle East and North Africa Fund, LP	37%
Women Entrepreneurs Debt Fund, LP	26%
IFC Emerging Asia Fund, LP	22%
** By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
*** The ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which is comprised of IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have an ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.
**** The ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which are comprised of IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP. IFC does not have an ownership interest in the IFC Global Emerging Markets Fund of Funds, (Japan Parallel) LP.
IFC’s investments in AMC Funds are accounted for at fair value.
On June 27, 2019, the Board approved a proposed change in legal status to be implemented by transferring AMC to IFC (by merger or transfer of assets and liabilities) following which AMC will cease to exist as a separate legal entity. This change is expected to be implemented in the year ending June 30, 2020 and is not expected to have a significant impact on IFC's financial position, results of operations or cash flows.
Other Consolidated entities
In August 2015, IFC created a special purpose vehicle, IFC Sukuk Company, to facilitate a $100 million Sukuk under IFC’s borrowings program. The Sukuk is scheduled to mature in September 2020. IFC Sukuk Company is a VIE and has been consolidated into these consolidated financial statements because IFC is the VIE’s primary beneficiary. The collective impact of this and other entities consolidated into these consolidated financial statements under the VIE or voting interest model is insignificant.
NOTE C – LIQUID ASSET PORTFOLIO
Income from liquid asset trading activities
Income from liquid asset trading activities for the years ended June 30, 2019, June 30, 2018 and June 30, 2017 comprises (US$ millions):

	2019	2018	2017
Interest income, net	$775	$664	$582
Net gains and losses on trading activities (realized and unrealized)	516	107	335
Total income from liquid asset trading activities	$1,291	$771	$917
Net gains and losses on trading activities comprise net losses on asset-backed and mortgage-backed securities of $21 million for the year ended June 30, 2019 ($27 million net losses - year ended June 30, 2018; $50 million net gains – year ended June 30, 2017) and net gains on other trading securities of $537 million for the year ended June 30, 2019 ($134 million net gains - year ended June 30, 2018; $285 million net gains - year ended June 30, 2017).

The annualized rate of return on the liquid asset trading portfolio, calculated as total income from the liquid asset trading activities divided by fair value average daily balance of total trading securities, during the year ended June 30, 2019, was 4.4% (2.6% - year ended June 30, 2018; 3.0% - year ended June 30, 2017). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C – LIQUID ASSET PORTFOLIO (continued)

Composition of liquid asset portfolio
The composition of IFC’s liquid asset portfolio included in the consolidated balance sheet captions is as follows (US$ millions):

	June 30, 2019	June 30, 2018
Assets
Cash and due from banks	$790	$837
Time deposits	17,500	13,156
Trading securities	28,526	28,909
Securities purchased under resale agreements and receivable for cash collateral pledged	1,862	1,989
Derivative assets	154	689
Receivables and other assets:
Receivables from unsettled security trades	499	868
Accrued interest income on time deposits and securities	153	154
Accrued income on derivative instruments	36	29
Total assets	49,520	46,631
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received	8,454	6,364
Derivative liabilities	358	233
Payables and other liabilities:
Payables for purchase of securities	960	1,055
Short-Term borrowings & others	—	1
Accrued charges on derivative instruments	35	42
Total liabilities	9,807	7,695
Total net liquid asset portfolio	$39,713	$38,936
The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent 0.9% of the portfolio at June 30, 2019 (3.7% - June 30, 2018).
Trading securities comprises

	Year ended June 30, 2019	At June 30, 2019
	Fair value average daily balance (US$ million)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$16,633	$18,614	2.0
Asset-backed securities	5,520	5,045	18.1
Corporate securities	6,978	4,716	0.9
Money market funds	118	151	n/a
Total trading securities	$29,249	$28,526

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C – LIQUID ASSET PORTFOLIO (continued)

	Year ended June 30, 2018	At June 30, 2018
	Fair value average daily balance (US$ million)	Fair value (US$ millions)	Weighted average contractual maturity (years)
Government, agency and government-sponsored agency obligations	$12,958	$13,401	2.5
Asset-backed securities	7,972	7,192	19.0
Corporate securities	8,753	8,238	0.8
Money market funds	125	78	n/a
Total trading securities	$29,808	$28,909

The expected maturity of the asset-backed securities may be significantly shorter than the contractual maturity, as reported above, due to prepayment features.

NOTE D - INVESTMENTS

The carrying amount of investments at June 30, 2019 and June 30, 2018 comprises (US$ millions):

	June 30, 2019	June 30, 2018
Loans
Loans at amortized cost	$24,297	$23,975
Less: Reserve against losses on loans	(1,191)	(1,293)
Loans at amortized cost less reserve against losses	23,106	22,682
Loans accounted for at fair value under the Fair Value Option
(outstanding principal balance $968 at June 30, 2019, $1,037 - June 30, 2018)	877	927
Total loans	23,983	23,609
Equity investments
Equity investments at cost less impairment	—	2,710
Equity investments accounted for at fair value as available-for-sale
(cost* $0 at June 30, 2019, $2,126 - June 30, 2018)	—	3,528
Equity investments accounted for at fair value**
(cost* $12,885 at June 30, 2019, $6,096 - June 30, 2018)	13,130 ***	6,794
Total equity investments	13,130	13,032
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $4,495 at June 30, 2019, $5,092 - June 30, 2018)	4,488	4,900
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $1,784 at June 30, 2019, $692 - June 30, 2018)	1,861	723
Total debt securities	6,349	5,623
Total carrying amount of investments	$43,462	$42,264
* Effective July 1, 2018, the cost of equity investments represents initial disbursement (cash cost), while through June 30, 2018, the cost of equity investments was initial cash cost less write-downs. Therefore, they are not directly comparable.
** Equity investments at fair value as of June 30, 2019 are comprised of investments in common or preferred shares of 8,910 million, equity interests in private equity funds of $4,191 million, and equity-related options and other financial instruments of $29 million.
*** Includes $17 million of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE D - INVESTMENTS (continued)

The distribution of the investment portfolio by geographical region and by industry sector and a reconciliation of total disbursed portfolio to carrying amount of investments is as follows (US$ millions):

	June 30, 2019				June 30, 2018
Sector	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Asia
Manufacturing, agribusiness and services	$1,795	$1,248	$347	$3,390	$1,870	$978	$228	$3,076
Financial markets	3,253	1,464	2,085	6,802	2,461	1,238	1,732	5,431
Infrastructure and natural resources	2,260	771	213	3,244	2,338	702	29	3,069
Telecom, media & technology, and venture investing	6	946	131	1,083	277	994	104	1,375
Total Asia	7,314	4,429	2,776	14,519	6,946	3,912	2,093	12,951
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	1,845	1,016	233	3,094	2,293	775	283	3,351
Financial markets	1,553	1,171	1,605	4,329	1,819	832	1,722	4,373
Infrastructure and natural resources	1,990	881	239	3,110	1,823	769	236	2,828
Telecom, media & technology, and venture investing	—	394	—	394	52	435	26	513
Total Europe, Middle East and North Africa	5,388	3,462	2,077	10,927	5,987	2,811	2,267	11,065
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	2,923	865	56	3,844	3,018	687	74	3,779
Financial markets	4,063	809	696	5,568	3,708	754	598	5,060
Infrastructure and natural resources	3,921	1,199	92	5,212	3,335	630	53	4,018
Telecom, media & technology, and venture investing	2	881	8	891	292	1,094	69	1,455
Total Sub-Saharan Africa, Latin America and Caribbean	10,909	3,754	852	15,515	10,353	3,165	794	14,312
Other
Manufacturing, agribusiness and services	664	155	—	819	667	129	—	796
Financial markets	862	478	491	1,831	896	370	400	1,666
Infrastructure and natural resources	194	27	10	231	203	21	—	224
Telecom, media & technology, and venture investing	69	624	—	693	120	567	37	724
Total Other	1,789	1,284	501	3,574	1,886	1,087	437	3,410
Total disbursed investment portfolio	$25,400	$12,929	$6,206	$44,535	$25,172	$10,975	$5,591	$41,738
Reserve against losses on loans	(1,191)	—	—	(1,191)	(1,293)	—	—	(1,293)
Unamortized deferred loan origination fees, net and other	(133)	—	—	(133)	(156)	—	—	(156)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	(2)	(39)	—	(41)	(4)	(37)	—	(41)
Adjustments to disbursed investment portfolio	—	(2)	(24)	(26)	—	(2)	(16)	(18)
Unrealized losses on equity investments held by consolidated VIEs	—	(3)	—	(3)	—	(4)	—	(4)
Unrealized gains on investments accounted for at fair value as available-for-sale	—	—	89	89	—	1,402	17	1,419
Unrealized gains (losses) on investments accounted for under the fair value option	(91)	245	78	232	(110)	698	31	619
Carrying amount of investments	$23,983	$13,130	$6,349	$43,462	$23,609	$13,032	$5,623	$42,264

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES

Loans
Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives for the years ended June 30, 2019, June 30, 2018 and June 30, 2017 comprise the following (US$ millions):

	2019	2018	2017
Interest income	$1,626	$1,274	$1,244
Commitment fees	40	41	34
Other financial fees	68	81	53
Realized gains (losses) on loans, guarantees and associated derivatives	40	(19)	(33)
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$1,774	$1,377	$1,298
The currency composition and average contractual rate of the disbursed loan portfolio are summarized below:

	June 30, 2019		June 30, 2018
	Amount (US$ millions)	Average contractual rate (%)	Amount (US$ millions)	Average contractual rate (%)
US dollar	$18,219	6.0	$18,332	5.9
Euro	2,492	3.1	2,754	3.1
Brazilian real	855	8.6	722	8.3
Indian rupee	760	9.3	370	10.2
Chinese renminbi	675	5.7	789	5.8
Mexican peso	369	10.6	184	10.3
South African rand	357	10.3	388	10.2
Colombian peso	272	7.9	303	7.9
Indonesian rupiah	221	8.5	219	7.9
Philippine peso	211	7.2	216	5.6
New Romanian lei	169	5.6	156	3.6
Kazakhstan tenge	100	16.5	97	17.7
Hong Kong dollar	95	2.9	74	2.2
Turkish lira	73	24.4	67	16.8
Peruvian Soles nuevo	72	8.7	84	8.7
Sri Lankan rupee	65	11.6	29	12.5
Other currencies
OECD currencies	28	5.9	1	1.8
Non-OECD currencies	367	13.8	387	12.4
Total disbursed loan portfolio	$25,400	6.3	$25,172	6.0
After the effect of interest rate swaps and currency swaps, IFC’s loans are principally denominated in variable rate US dollars.
Loans in all currencies are repayable during the years ending June 30, 2020 through June 30, 2024 and thereafter, as follows (US$ millions):

	2020	2021	2022	2023	2024	Thereafter	Total
Fixed rate loans	$1,148	$712	$724	$376	$451	$1,336	$4,747
Variable rate loans	3,892	3,149	3,115	2,534	1,958	6,005	20,653
Total disbursed loan portfolio	$5,040	$3,861	$3,839	$2,910	$2,409	$7,341	$25,400
At June 30, 2019, 19% of the disbursed loan portfolio consisted of fixed rate loans (21% - June 30, 2018), while the remainder was at variable rates. At June 30, 2019, the disbursed loan portfolio included $195 million of loans serving as collateral under secured borrowing arrangements ($185 million - June 30, 2018).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

IFC’s disbursed variable rate loans generally reprice within one year.
Reserve against losses on loans and provision for losses on loans
Changes in the reserve against losses on loans for the years ended June 30, 2019, June 30, 2018 and June 30, 2017, as well as the related recorded investment in loans evaluated for impairment individually (specific reserves) and on a pool basis (portfolio reserves) respectively, are summarized below (US$ millions):

	Year ended June 30, 2019
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$651	$642	$1,293
Provision (release of provision) for losses on loans, net	105	(28)	77
Write-offs	(221)	—	(221)
Recoveries of previously written-off loans	34	—	34
Foreign currency transaction adjustments	(2)	(3)	(5)
Other adjustments*	13	—	13
Ending balance	$580	$611	$1,191
Related recorded investment in loans at June 30, 2019 evaluated for impairment**	$24,297	$23,057	$24,297
Recorded investment in loans with specific reserves	$1,240

	Year ended June 30, 2018
	Specific reserves	Portfolio reserves	Total reserves
Beginning balance	$841	$642	$1,483
Provision (release of provision) for losses on loans, net	82	2	84
Write-offs	(304)	—	(304)
Recoveries of previously written-off loans	19	—	19
Foreign currency transaction adjustments	(2)	(3)	(5)
Other adjustments*	15	1	16
Ending balance	$651	$642	$1,293
Related recorded investment in loans at June 30, 2018 evaluated for impairment**	$23,975	$22,717	$23,975
Recorded investment in loans with specific reserves	$1,258

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

	Year ended June 30, 2017
	Specific reserves	Portfolio reserves		Total reserves
Beginning balance	$965	$810		$1,775
Provision (release of provision) for losses on loans, net	268	(171	)***	97
Write-offs	(417)	—		(417)
Recoveries of previously written-off loans	2	—		2
Foreign currency transaction adjustments	3	3		6
Other adjustments*	20	—		20
Ending balance	$841	$642		$1,483
Related recorded investment in loans at June 30, 2017 evaluated for impairment**	$23,033	$21,358		$23,033
Recorded investment in loans with specific reserves	$1,675
*    Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

**	IFC individually evaluates all loans for impairment. Portfolio reserves are established for losses incurred, but not specifically identifiable, on loans for which no specific reserve is established.

***
Includes $156 million release of provision in FY17 Q3 due to a change in estimate as a result of reviewing IFC’s methodology for estimating the portfolio reserves against losses, in particular the probability of default and loss given default, pursuant to the implementation of an Investment Risk Platform, which replaced IFC’s previous credit risk rating system.

Reserve for losses on guarantees, accrued interest and other receivables and provision for losses on guarantees and other receivables
Changes in the reserve against losses on guarantees for the years ended June 30, 2019, June 30, 2018 and June 30, 2017, are summarized below (US$ millions):

	2019	2018	2017
Beginning balance	$15	$12	$23
Provision (release of provision) for losses on guarantees	10	3	(11)
Ending balance	$25	$15	$12
Changes in the reserve against losses on other receivables and accrued interest for the years ended June 30, 2019, June 30, 2018 and June 30, 2017, are summarized below (US$ millions):

	2019	2018	2017
Beginning balance	$8	$8	$8
Provision (release of provision) for losses on other receivables and accrued interest	—	3	—
Write-offs	—	(2)	—
Foreign currency transaction adjustments	—	(1)	—
Ending balance	$8	$8	$8
* Less than $0.5 million.
Impaired loans
The average recorded investment and the recorded investment in loans at amortized cost that are impaired at June 30, 2019 and June 30, 2018 are as follows (US$ millions):

	June 30, 2019	June 30, 2018
Average recorded investment in loans at amortized cost that are impaired	$1,294	$1,357
Recorded investment in loans at amortized cost that are impaired	1,240	1,258

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Loans at amortized cost that are impaired with specific reserves are summarized by geographic region and industry sector as follows (US$ millions):

	As of June 30, 2019				For the year ended June 30, 2019
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Asia
Manufacturing, agribusiness and services	$71	$190	$33	$83	$2
Financial markets	48	53	23	47	3
Infrastructure and natural resources	106	174	52	112	1
Telecom, media & technology, and venture investing	—	—	—	—	—
Total Asia	225	417	108	242	6
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	201	224	79	200	6
Financial markets	1	1	1	1	—
Infrastructure and natural resources	213	315	110	259	8
Telecom, media & technology, and venture investing	—	—	—	—	—
Total Europe, Middle East and North Africa	415	540	190	460	14
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	238	266	91	227	6
Financial markets	13	46	9	17	1
Infrastructure and natural resources	349	396	182	348	14
Telecom, media & technology, and venture investing	—	—	—	—	—
Total Sub-Saharan Africa, Latin America and Caribbean	600	708	282	592	21
Other
Manufacturing, agribusiness and services	—	15	—	—	—
Total Other	—	15	—	—	—
Total	$1,240	$1,680	$580	$1,294	$41

All impaired loans at June 30, 2019 had specific reserves.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

	As of June 30, 2018				For the year ended June 30, 2018
	Recorded investment	Unpaid principal balance	Related specific reserve	Average recorded investment	Interest income recognized
Asia
Manufacturing, agribusiness and services	$74	$177	$40	$86	$2
Financial markets	—	2	—	—	—
Infrastructure and natural resources	109	131	77	95	—
Telecom, media & technology, and venture investing	46	46	10	46	—
Total Asia	229	356	127	227	2
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	278	354	118	315	4
Financial markets	17	26	17	27	2
Infrastructure and natural resources	186	211	127	188	2
Telecom, media & technology, and venture investing	12	12	1	17	1
Total Europe, Middle East and North Africa	493	603	263	547	9
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	158	177	64	163	7
Financial markets	41	69	37	46	1
Infrastructure and natural resources	317	364	146	353	6
Telecom, media & technology, and venture investing	20	20	14	21	—
Total Sub-Saharan Africa, Latin America and Caribbean	536	630	261	583	14
Other
Manufacturing, agribusiness and services	—	15	—	—	—
Total Other	—	15	—	—	—
Total	$1,258	$1,604	$651	$1,357	$25
All impaired loans at June 30, 2018 had specific reserves.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Nonaccruing loans
Loans on which the accrual of interest has been discontinued amounted to $1,280 million at June 30, 2019 ($1,377 million – June 30, 2018). The interest income on such loans for the years ended June 30, 2019, June 30, 2018 and June 30, 2017 is summarized as follows (US$ millions):

	2019	2018	2017
Interest income not recognized on nonaccruing loans	$135	$201	$121
Interest income recognized on loans in nonaccrual status related to current and prior years, on a cash basis	$56	$48	$41

The recorded investment in nonaccruing loans at June 30, 2019 and June 30, 2018 summarized by geographic region and industry sector as follows (US$ millions):

	June 30, 2019
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Telecom, media & technology, and venture investing	Total recorded investment in non-accruing loans
Asia	$54	$82	$74	$46	$256
Europe, Middle East and North Africa	128	1	271	—	400
Sub-Saharan Africa, Latin America and Caribbean	359	23	280	12	674
Other	—	—	1	—	1
Total disbursed loans	$541	$106	$626	$58	$1,331	*

	June 30, 2018
	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Telecom, media & technology, and venture investing	Total recorded investment in non-accruing loans
Asia	$71	$—	$123	$46	$240
Europe, Middle East and North Africa	257	35	236	20	548
Sub-Saharan Africa, Latin America and Caribbean	242	53	295	20	610
Other	—	—	—	2	2
Total disbursed loans	$570	$88	$654	$88	$1,400	*
* Includes $51 million reported as debt securities on the Balance Sheet as of June 30, 2019 ($23 million - June 30, 2018).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Past due loans
An age analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region and industry sector follows (US$ millions):

	June 30, 2019
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Asia
Manufacturing, agribusiness and services	$—	$—	$38	$38	$1,698	$1,736
Financial markets	—	26	—	26	3,178	3,204
Infrastructure and natural resources	—	—	60	60	1,851	1,911
Telecom, media & technology, and venture investing	—	—	46	46	140	186
Total Asia	—	26	144	170	6,867	7,037
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	—	—	85	85	1,732	1,817
Financial markets	—	—	1	1	1,554	1,555
Infrastructure and natural resources	—	—	96	96	1,466	1,562
Telecom, media & technology, and venture investing	—	—	—	—	109	109
Total Europe, Middle East and North Africa	—	—	182	182	4,861	5,043
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	8	2	251	261	2,546	2,807
Financial markets	—	—	6	6	3,989	3,995
Infrastructure and natural resources	3	—	80	83	3,431	3,514
Telecom, media & technology, and venture investing	—	—	11	11	312	323
Total Sub-Saharan Africa, Latin America and Caribbean	11	2	348	361	10,278	10,639
Other
Manufacturing, agribusiness and services	—	—	—	—	665	665
Financial markets	—	—	—	—	854	854
Infrastructure and natural resources	—	—	—	—	194	194
Telecom, media & technology, and venture investing	—	—	—	—	—	—
Total Other	—	—	—	—	1,713	1,713
Total disbursed loans at amortized cost	$11	$28	$674	$713	$23,719	$24,432
Unamortized deferred loan origination fees, net and other						(133)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(2)
Recorded investment in loans at amortized cost						$24,297

At June 30, 2019, loans 90 days or greater past due still accruing were insignificant.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

	June 30, 2018
	30-59 days past due	60-89 days past due	90 days or greater past due	Total past due	Current	Total loans
Asia
Manufacturing, agribusiness and services	$—	$—	$54	$54	$1,790	$1,844
Financial markets	—	—	—	—	2,371	2,371
Infrastructure and natural resources	—	—	62	62	2,128	2,190
Telecom, media & technology, and venture investing	—	—	46	46	226	272
Total Asia	—	—	162	162	6,515	6,677
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	—	14	184	198	2,049	2,247
Financial markets	—	—	2	2	1,797	1,799
Infrastructure and natural resources	34	—	146	180	1,339	1,519
Telecom, media & technology, and venture investing	—	—	—	—	45	45
Total Europe, Middle East and North Africa	34	14	332	380	5,230	5,610
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	14	5	150	169	2,734	2,903
Financial markets	—	2	26	28	3,602	3,630
Infrastructure and natural resources	—	—	88	88	3,185	3,273
Telecom, media & technology, and venture investing	—	—	16	16	260	276
Total Sub-Saharan Africa, Latin America and Caribbean	14	7	280	301	9,781	10,082
Other
Manufacturing, agribusiness and services	—	—	—	—	667	667
Financial markets	—	—	—	—	897	897
Infrastructure and natural resources	—	—	—	—	202	202
Total Other	—	—	—	—	1,766	1,766
Total disbursed loans at amortized cost	$48	$21	$774	$843	$23,292	$24,135
Unamortized deferred loan origination fees, net and other						(156)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets						(4)
Recorded investment in loans at amortized cost						$23,975
At June 30, 2018, loans 90 days or greater past due still accruing were insignificant.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. In the three months ended March 31, 2017 (FY17 Q3), IFC implemented a new rating system, replacing its previous rating system. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the new rating system follows:

Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong
An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.

CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than ‘CR-1’ and ‘CR-2’.
CR-4	BBB
An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.

CR-5	BBB-
An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB
An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-8	BB-
An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.

CR-9	B+	Weak
An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-10	B
An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.

CR-11	B-
An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.

CR-12	CCC+	Very Weak/ Special Attention
An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations

CR-13	CCC	Very Weak /Substandard
An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.

CR-14	CCC-	Extremely Weak /Doubtful
An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.

CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s accounting definition of default.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

A summary of IFC’s disbursed loans at amortized cost by credit quality indicator effective June 30, 2019 and June 30, 2018 respectively, as well as by industry sector and geographic region follows (US$ millions):

	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Total disbursed loans at amortized cost at June 30, 2019	$52	$825	$3,626	$9,020	$8,885	$227	$563	$296	$938	$24,432
Total disbursed loans at amortized cost at June 30, 2018	$35	$1,207	$3,457	$8,814	$8,299	$291	$402	$561	$1,069	$24,135

June 30, 2019
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$—	$158	$1,511	$2,719	$2,357	$31	$101	$16	$144	$7,037
Europe, Middle East and North Africa	—	334	514	1,662	1,909	100	107	88	329	5,043
Sub-Saharan Africa, Latin America and Caribbean	—	330	1,332	3,521	4,348	96	355	192	465	10,639
Other	52	3	269	1,118	271	—	—	—	—	1,713
Total geographic region	$52	$825	$3,626	$9,020	$8,885	$227	$563	$296	$938	$24,432

June 30, 2019
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$52	$452	$1,333	$2,646	$1,701	$107	$226	$109	$399	$7,025
Financial markets	—	24	1,780	4,852	2,874	13	51	1	13	9,608
Infrastructure and natural resources	—	285	336	1,252	4,270	98	286	186	468	7,181
Telecom, media & technology, and venture investing	—	64	177	270	40	9	—	—	58	618
Total industry sector	$52	$825	$3,626	$9,020	$8,885	$227	$563	$296	$938	$24,432

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – LOANS AND GUARANTEES (continued)

June 30, 2018
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Asia	$—	$292	$1,248	$2,520	$2,320	$37	$19	$19	$222	$6,677
Europe, Middle East and North Africa	—	405	707	1,663	2,055	34	17	285	444	5,610
Sub-Saharan Africa, Latin America and Caribbean	—	510	725	3,969	3,632	220	366	257	403	10,082
Other	35	—	777	662	292	—	—	—	—	1,766
Total geographic region	$35	$1,207	$3,457	$8,814	$8,299	$291	$402	$561	$1,069	$24,135

June 30, 2018
	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$35	$772	$1,238	$2,660	$2,037	$134	$88	$216	$481	$7,661
Financial markets	—	29	1,879	4,632	2,048	23	28	16	42	8,697
Infrastructure and natural resources	—	300	281	1,286	4,113	133	282	317	472	7,184
Telecom, media & technology, and venture investing	—	106	59	236	101	1	4	12	74	593
Total industry sector	$35	$1,207	$3,457	$8,814	$8,299	$291	$402	$561	$1,069	$24,135
Loan modifications, including past due amounts capitalized and written off, during the year ended June 30, 2019 considered troubled debt restructurings totaled $307 million ($208 million – year ended June 30, 2018). There were two loans that defaulted during the year ended June 30, 2019 that had been modified in a troubled debt restructuring within 12 months prior to the date of default with an outstanding balance of $42 million (two loans defaulted during the year ended June 30, 2018, with an outstanding balance of $13 million).
Guarantees
IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2019 totaled $4,017 million ($4,809 million – June 30, 2018). Guarantees of $2,899 million that were outstanding (i.e., not called) at June 30, 2019 ($4,096 million – June 30, 2018), were not included in loans on IFC’s consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F – DEBT SECURITIES

Income from debt securities, including realized gains and losses on debt securities and associated derivatives for the years ended June 30, 2019, June 30, 2018 and June 30, 2017 comprise the following (US$ millions):

	2019	2018	2017
Interest income	$362	$306	$178
Dividends	6	3	5
Realized gains on debt securities and associated derivatives	5	93	153
Other-than-temporary impairments*	(247)	(39)	(54)
Total income from debt securities, including realized gains on debt securities and associated derivatives	$126	$363	$282
* Includes impairments of available-for-sale debt securities of $238 million for the year ended June 30, 2019 to write down cumulative foreign exchange losses due to significant currency depreciation, as IFC considers the foreign exchange losses associated with those debt securities as other-than-temporary.
Debt securities accounted for as available-for-sale at June 30, 2019 and June 30, 2018 comprise (US$ millions):

June 30, 2019
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$3,686	$104	$(98)	$(93)	$3,599
Preferred shares	117	101	(1)	—	217
Asset-backed securities	692	—	(17)	(3)	672
Total	$4,495	$205	$(116)	$(96)	$4,488

June 30, 2018
	Amortized cost	Unrealized gains	Unrealized losses	Foreign currency transaction losses	Fair value
Corporate debt securities	$4,115	$81	$(97)	$(138)	$3,961
Preferred shares	144	66	(2)	—	208
Asset-backed securities	833	—	(31)	(71)	731
Total	$5,092	$147	$(130)	$(209)	$4,900
The following table shows the unrealized losses and fair value of debt securities at June 30, 2019 and June 30, 2018 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis (US$ millions):

June 30, 2019
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$301	$(25)	$893	$(73)	$1,194	$(98)
Preferred shares	—	—	8	(1)	8	(1)
Asset-backed securities	—	—	107	(17)	107	(17)
Total	$301	$(25)	$1,008	$(91)	$1,309	$(116)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F – DEBT SECURITIES (continued)

June 30, 2018
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$1,116	$(78)	$308	$(19)	$1,424	$(97)
Preferred shares	18	(1)	1	(1)	19	(2)
Asset-backed securities	125	(31)	—	—	125	(31)
Total	$1,259	$(110)	$309	$(20)	$1,568	$(130)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign currency exchange rates. Based upon IFC’s assessment of expected credit losses, IFC has determined that the issuer is expected to make all contractual principal and interest payments. Accordingly, IFC expects to recover the cost basis of these securities.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC’s assessment of the expected credit losses, IFC expects to recover the cost basis of these securities.
Debt securities with contractual maturities that are accounted for as available-for-sale have contractual maturities during the years ending June 30, 2020 through June 30, 2024 and thereafter, as follows (US$ millions):

	2020	2021	2022	2023	2024	Thereafter	Total
Corporate debt securities	$358	$586	$462	$508	$322	$1,382	$3,618
Asset-backed securities	66	66	56	105	273	122	688
Total disbursed portfolio of debt securities with contractual maturities	$424	$652	$518	$613	$595	$1,504	$4,306
The expected maturity of asset-backed securities may differ from the contractual maturity, as reported above, due to prepayment features. In addition, IFC has $117 million of redeemable preferred shares and other debt securities with undefined maturities ($144 million - June 30, 2018).
The currency composition and average contractual rate of debt securities with contractual maturities that are accounted for as available-for-sale are summarized below:

	June 30, 2019		June 30, 2018
	Amount (US$ millions)	Average contractual rate (%)	Amount (US$ millions)	Average contractual rate (%)
Indian rupee	1,505	8.4	1,587	8.5
US dollar	1,240	5.1	1,311	4.8
Euro	759	3.2	868	3.2
Turkish lira	307	13.2	387	13.0
Colombian peso	301	6.8	342	7.0
South African rand	41	11.3	54	11.8
Swiss franc	39	2.0	38	2.0
Georgian lari	38	11.0	44	11.0
Chilean peso	30	7.7	38	7.7
Mexican peso	20	13.7	17	13.1
Other currencies	26	5.2	69	4.6
Total disbursed portfolio of debt securities with contractual maturities	$4,306	6.8	$4,755	6.8
After the effect of interest rate swaps and currency swaps, IFC’s debt securities with contractual maturities that are accounted for as available-for-sale are principally denominated in variable rate US dollars.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE F – DEBT SECURITIES (continued)

Nonaccruing debt securities
Debt securities on which the accrual of interest has been discontinued amounted to $51 million at June 30, 2019 ($23 million – June 30, 2018). The interest income on such debt securities for the year ended June 30, 2019, June 30, 2018 and June 30, 2017 is summarized as follows (US$ millions):

	2019	2018	2017
Interest income not recognized on nonaccruing debt securities	4	1	11
Interest income recognized on debt securities in nonaccrual status related to current and prior years, on a cash basis	1	—	2
* Less than $0.5 million.
NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from equity investments and associated derivatives for the years ended June 30, 2019, June 30, 2018 and June 30, 2017 comprises the following (US$ millions):

	2019	2018	2017
Unrealized (losses) gains on equity investments and associated derivatives*	$(918)	$17	$(33)
Realized gains on equity investments and associated derivatives, net	$425	$992	$1,073
(Losses) gains on equity investments and associated derivatives, net	$(493)	$1,009	$1,040
Dividends	238	282	244
Other-than-temporary impairments:
Equity investments at cost less impairment	—	(264)	(365)
Equity investments available-for-sale	—	(182)	(216)
Total other-than-temporary impairments	—	(446)	(581)
Custody, fees and other	2	8	4
Total (loss) income from equity investments and associated derivatives	$(253)	$853	$707
* Including unrealized gains and losses related to equity securities still held at June 30, 2019 - net losses of $670 million for the year ended June 30, 2019.
Equity investments include private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient and totaled $4,191 million as of June 30, 2019 ($3,960 million - June 30, 2018). These investments cannot be redeemed. Instead distributions are received through the liquidation of the underlying assets of the funds. IFC estimates that the underlying assets of the funds will be liquidated over five to eight years. As of June 30, 2019, the maximum unfunded commitments subject to capital calls for these funds are $1,121 million ($1,334 million - June 30, 2018). As of June 30, 2019, IFC invested $840 million as a limited partner in funds managed by AMC (IFC’s fully owned subsidiary). The sale of IFC’s limited partner interests in these funds needs prior consent from the other limited partners.
NOTE H – INVESTMENT TRANSACTIONS COMMITTED BUT NOT DISBURSED OR UTILIZED
Loan, equity and debt security commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2019	June 30, 2018
Investment transactions committed but not disbursed:
Loans, equity investments and debt securities	$9,195	$10,284
Investment transactions committed but not utilized:
Guarantees	1,118	713
Client risk management facilities	150	144
Total investment transactions committed but not disbursed or utilized	$10,463	$11,141
The disbursements of investment transactions committed but not disbursed or utilized are generally subject to fulfillment of conditions of disbursement.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I - LOAN PARTICIPATIONS

Loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding which are serviced by IFC for participants are as follows (US$ millions):

	June 30, 2019	June 30, 2018
Loan participations signed as commitments but not disbursed	$1,504	$1,779
Loan participations disbursed and outstanding which are serviced by IFC	$8,166	$8,467
NOTE J – RECEIVABLES AND OTHER ASSETS
Receivables and other assets are summarized below (US$ millions):

	June 30, 2019	June 30, 2018
Accrued income on derivative instruments	$704	$641
Receivables from unsettled security trades	499	868
Accrued interest income on loans	352	315
Accrued interest income on time deposits and securities	153	154
Fixed assets	1,167	1,033
Less: Accumulated depreciation	(615)	(570)
Fixed assets, net	552	463
Deferred charges and other assets	1,594	1,455
Total receivables and other assets	$3,854	$3,896

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS

Market borrowings and associated derivatives
IFC's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2019
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation
	Amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)	Notional amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)
US dollar	$25,137	2.3	$26,083	2.5	$25,940	2.7	$51,301	2.6
					(25,859)	(2.3)
Australian dollar	7,910	3.5	(7,910)	3.5	—	—	—	—
					—	—
Mexican peso	4,272	7.7	(4,272)	7.7	—	—	—	—
Turkish lira	2,868	11.8	(2,825)	12.0	—	—	43	0.8
Japanese yen	2,406	3.1	(2,406)	3.1	—	—	—	—
Pounds sterling	2,208	1.3	(2,208)	1.4	—	—	—	—
Indian rupee	1,582	6.6	—	—	—	—	1,582	6.6
Brazilian real	1,528	4.8	(1,528)	4.8	—	—	—	—
New Zealand dollar	1,501	3.3	(1,501)	3.3	—	—	—	—
Russian ruble	1,024	6.9	(1,024)	6.9	—	—	—	—
Euro	800	2.3	(800)	2.3	—	—	—	—
Swedish kronor	666	1.0	(666)	1.0	—	—	—	—
South African rand	513	5.8	(513)	7.2	—	—	—	—
Canadian dollar	382	2.4	(382)	2.4	—	—	—	—
Chinese renminbi	380	3.4	(234)	3.5	—	—	146	3.1
Indonesian rupiah	142	8.0	—	—	—	—	142	8.0
New Romanian lei	133	2.9	(105)	2.7	—	—	28	3.4
Hong Kong dollar	128	1.6	(128)	1.6	—	—	—	—
Kazakhstan tenge	105	8.6	(78)	8.7	—	—	27	8.3
Peruvian Soles nuevo	91	2.6	(91)	2.6	—	—	—	—
Philippine peso	90	6.3	—	—	—	—	90	6.3
Colombian peso	83	5.1	(83)	5.1	—	—	—	—
Peso uruguayo	82	11.4	(82)	11.4	—	—	—	—
Ukraine hrivnya	66	15.3	(52)	15.8	—	—	14	13.6
Uzbekistan sum	56	9.5	(41)	9.6	—	—	15	9.5
Georgian lari	38	8.0	—	—	—	—	38	8.0
Chilean peso	32	2.7	(32)	2.7	—	—	—	—
Nigerian naira	26	8.7	(26)	8.7	—	—	—	—
Costa Rican colon	26	7.0	(16)	6.1	—	—	10	8.4
Botswana pula	24	4.0	—	—	—	—	24	4.0
New Ghanaian cedi	23	9.7	(23)	9.7	—	—	—	—
Namibia dollar	13	9.8	—	—	—	—	13	9.8
Polish zloty	7	1.3	(7)	1.3	—	—	—	—
Dominican peso	4	8.7	—	—	—	—	4	8.7
New Serbian dinar	3	3.8	—	—	—	—	3	3.8
Principal at face value	$54,349		$(950)		$81		$53,480	2.8
Short-term borrowings from market and other sources	2,207
	56,556
Unamortized discounts, net	(3,127)
Total market borrowings	53,429
Fair value adjustments	(14)
Carrying amount of market borrowings	$53,415

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS (continued)

	June 30, 2018
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation
	Amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)	Notional amount (US$ millions)	Weighted average rate (%)	Amount (US$ millions)	Weighted average rate (%)
US dollar	$29,601	2.1	$21,060	2.2	$30,344	2.3	$50,698	2.3
					(30,307)	(2.0)
Australian dollar	7,369	3.5	(7,369)	3.5	—	—	—	—

Mexican peso	3,867	7.5	(3,867)	7.5	—	—	—	—
Turkish lira	2,751	10.0	(2,696)	9.8	—	—	55	19.8
Indian rupee	2,262	6.8	—	—	—	—	2,262	6.8
Japanese yen	2,137	4.3	(2,137)	4.3	—	—	—	—
Brazilian real	1,629	5.3	(1,629)	5.3	—	—	—	—
New Zealand dollar	1,156	3.5	(1,156)	3.5	—	—	—	—
Russian ruble	994	7.4	(994)	7.3	—	—	—	—
South African rand	456	5.5	(456)	4.4	—	—	—	—
Euro	357	5.0	(357)	5.0	—	—	—	—
Chinese renminbi	357	3.3	(206)	3.5	—	—	151	3.1
Pounds sterling	315	2.2	(315)	2.2	—	—	—	—
Swedish kronor	245	1.0	(245)	1.0	—	—	—	—
Hong Kong dollar	151	2.0	(151)	2.0	—	—	—	—
New Romanian lei	134	2.3	(116)	2.3	—	—	18	2.6
Peso uruguayo	100	11.3	(100)	11.3	—	—	—	—
Peruvian Soles nuevo	91	2.6	(91)	2.6	—	—	—	—
Philippine peso	90	6.3	—	—	—	—	90	6.3
Colombian peso	78	5.1	(78)	5.1	—	—	—	—
Singapore dollar	73	1.0	(73)	1.0	—	—	—	—
Georgian lari	44	8.0	—	—	—	—	44	8.0
Nigerian naira	38	12.7	(38)	12.7	—	—	—	—
Botswana pula	25	4.0	—	—	—	—	25	4.0
Kazakhstan tenge	24	7.8	(20)	8.0	—	—	4	7.0
Chilean peso	22	2.5	(22)	2.5	—	—	—	—
Uzbekistan sum	20	9.5	(20)	9.5	—	—	—	—
Rwanda franc	17	12.3	—	—	—	—	17	12.3
Ukraine hrivnya	15	13.6	—	—	—	—	15	13.6
Namibia dollar	13	9.8	—	—	—	—	13	9.8
Costa Rican colon	12	6.4	(12)	6.4	—	—	—	—
New Ghanaian cedi	9	4.5	(9)	4.5	—	—	—	—
New Serbian dinar	5	3.8	—	—	—	—	5	3.8
Dominican peso	4	8.7	—	—	—	—	4	8.7
Principal at face value	54,461		$(1,097)		$37		$53,401	2.5
Short-term borrowings from market and other sources	2,262
	56,723
Unamortized discounts, net	(3,065)
Total market borrowings	53,658
Fair value adjustments	(1,370)
Carrying amount of market borrowings	$52,288

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS (continued)

The net currency obligations not fully hedged by borrowings related swaps have generally been invested and/or on-lent to clients in such currencies.
The weighted average remaining maturity of IFC’s borrowings from market sources was 8.2 years at June 30, 2019 (7.4 years - June 30, 2018).
Charges on borrowings for the year ended June 30, 2019 include $16 million of interest expense on secured borrowings ($6 million – year ended June 30, 2018 and $2 million – year ended June 30, 2017) and is net of $1 million of gains on buybacks of market borrowings ($2 million – year ended June 30, 2018; $2 million - year ended June 30, 2017).
The net nominal amount receivable from currency swaps of $950 million and the net notional amount payable from interest rate swaps of $81 million at June 30, 2019 (receivable of $1097 million from currency swaps and payable of $37 million from interest rate swaps - June 30, 2018), shown in the above table, are represented by currency and interest rate swap assets at fair value of $896 million and currency and interest rate swap liabilities at fair value of $2,858 million ($437 million and $3,659 million - June 30, 2018), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.
Short-term market borrowings
IFC’s short-term Discount Note Program has maturities ranging from overnight to one year. The amount outstanding under the program at June 30, 2019 is $2,207 million ($2,262 million - June 30, 2018). Charges on borrowings for the year ended June 30, 2019, include $63 million in respect of this program ($38 million - June 30, 2018 and $15 million – June 30, 2017).
Borrowings from IDA
Borrowings outstanding from IDA are summarized below:

	June 30, 2019
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
	Principal amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)
US dollar	$721	1.8	$721	1.9	$721	1.9
			(721)	(1.8)
Total IDA borrowings outstanding	$721		$—		$721	1.9
Fair value adjustments	(4)
Carrying amount of IDA borrowings	$717

	June 30, 2018
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
	Principal amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)	Notional amount (US$ millions)	Weighted average cost (%)
US dollar	$843	1.8	$843	1.9	$843	1.9
			(843)	(1.8)
Total IDA borrowings outstanding	843		$—		$843	1.9
Fair value adjustments	(36)
Carrying amount of IDA borrowings	$807
The weighted average remaining maturity of borrowings from IDA was 3.9 years at June 30, 2019 (4.2 years - June 30, 2018). Charges on borrowings for the year ended June 30, 2019, includes $14 million ($17 million - year ended June 30, 2018; $19 million - year ended June 30, 2017) in respect of borrowings from IDA.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE K – BORROWINGS (continued)

Maturity of borrowings
The principal amounts repayable on borrowings outstanding in all currencies during the years ending June 30, 2020, through June 30, 2024, and thereafter are summarized below (US$ millions):

	2020	2021	2022	2023	2024	Thereafter	Total
Borrowings from market sources	$8,761	$10,405	$6,894	$6,279	$5,002	$17,008	$54,349
Short-term borrowings from market and other sources	2,207	—	—	—	—	—	2,207
Borrowings from IDA	125	125	114	96	77	184	721
Total borrowings, gross	$11,093	$10,530	$7,008	$6,375	$5,079	$17,192	$57,277
Unamortized discounts, net							(3,127)
Fair value adjustments							(18)
Carrying amount of borrowings							$54,132
After the effect of interest rate and currency swaps, IFC’s borrowings generally reprice within one year.
NOTE L – PAYABLES AND OTHER LIABILITIES
Payables and other liabilities are summarized below (US$ millions):

	June 30, 2019	June 30, 2018
Accounts payable, accrued expenses and other liabilities	$1,753	$1,520
Liabilities under retirement benefit plans	967	531
Payables for unsettled security trades	960	1,055
Accrued charges on borrowings	623	551
Accrued charges on derivative instruments	516	435
Secured borrowings & short sold securities	195	185
Deferred income	87	111
Total payables and other liabilities	$5,101	$4,388
NOTE M – CAPITAL TRANSACTIONS
During the year ended June 30, 2019, 520 shares, at a par value of $1,000 each were subscribed and paid by a new member country (no shares were subscribed or paid by member countries during the years ended June 30, 2018 and June 30, 2017).
Under IFC’s Articles of Agreement, in the event a member withdraws from IFC, IFC and the member may negotiate on the repurchase of the member’s capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as IFC and the member may agree, the repurchase price of the member’s capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions including payments in installments, at such times and in such available currency or currencies as IFC reasonably determines, taking into account the financial position of IFC. IFC’s Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserves provided on the date of withdrawal.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE N – OTHER INCOME
Other income for the years ended June 30, 2019, June 30, 2018 and June 30, 2017 comprise the following (US$ millions):

	June 30, 2019	June 30, 2018	June 30, 2017
Income from AMC consolidated entities	$64	$80	$79
Other reimbursable arrangements	25	26	16
Investment gain on PEBP assets	24	25	35
Fees collected from clients	23	22	19
Others	48	18	20
Total Other Income	$184	$171	$169

NOTE O – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Designated retained earnings
The components of designated retained earnings and related expenditures are summarized below (US$ millions):

	Grants to IDA	Advisory services	Creating Markets Advisory Window	Performance-based grants	SME Ventures for IDA countries	Global Infrastructure Project Development Fund	Total designated retained earnings

At June 30, 2016	$—	$98	$—	$12	$20	$3	$133
Year ended June 30, 2017
Designations of retained earnings	101	60	—	—	—	—	161
Expenditures against designated retained earnings	(101)	(59)	—	(4)	(2)	(3)	(169)
At June 30, 2017	$—	$99	$—	$8	$18	$—	$125
Year ended June 30, 2018
Designations of retained earnings	80	40	85	—	—	—	205
Reallocation of prior year designations	—	(49)	49	—	—	—	—
Expenditures against designated retained earnings	(80)	(44)	(12)	(3)	(1)	—	(140)
At June 30, 2018	$—	$46	122	$5	$17	$—	$190
Year ended June 30, 2019
Designations of retained earnings	115	45	70	—	—	—	230
Expenditures against designated retained earnings	—	(25)	(26)	(2)	(1)		(54)
At June 30, 2019	$115	$66	$166	$3	$16	$—	$366
On August 9, 2018, the Board of Directors approved a designation of $70 million of IFC’s retained earnings for IFC’s Creating Markets Advisory Window (CMAW), $45 million of IFC’s retained earnings for advisory services, and a designation of up to $115 million of IFC’s retained earnings for grants to IDA. The transfer of funds to IDA are subject to certain conditions, including capping transfers during a fiscal year at IFC’s Net Income, if any, for the year ended June 30 of that fiscal year. On October 12, 2018, the Board of Governors noted with approval the designations approved by the Board of Directors. IFC recognizes designation of retained earnings for advisory services and CMAW when the Board of Directors approves it and recognizes designation of retained earnings for grants to IDA when it is noted with approval by the Board of Governors.

In FY19, IFC did not recognize expenditures against designations of retained earnings for grants to IDA and the actual transfer was deferred to next fiscal year due to the net loss IFC had for the first nine months ended March 31, 2019.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE O – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME (continued)

Accumulated other comprehensive income (loss)
The components of accumulated other comprehensive income (loss) at June 30, 2019 and June 30, 2018 are summarized as follows (US$ millions):

	June 30, 2019	June 30, 2018
Net unrealized losses on available-for-sale debt securities	$(7)	$(192)
Net unrealized gains on available-for-sale equity investments	—	1,402
Net unrealized gains on borrowings at fair value under the fair value option due to changes in instrument-specific credit risk	131	—
Unrecognized net actuarial losses and unrecognized prior service costs on benefit plans	(1,356)	(946)
Total accumulated other comprehensive (loss) income	$(1,232)	$264

NOTE P – NET UNREALIZED GAINS AND LOSSES ON NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value for the years ended June 30, 2019, June 30, 2018 and June 30, 2017 comprise (US$ millions):

	2019	2018	2017
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized gains (losses) on loans and associated derivatives	$(209)	$108	$281
Unrealized gains (losses) on debt securities and associated derivatives	6	73	39
Total net unrealized (losses) gains on loans, debt securities and associated derivatives	(203)	181	320
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized gains and losses on market borrowings accounted for at fair value:
Credit spread component*	—	(278)	89
Interest rate, foreign exchange and other components	(1,452)	1,353	902
Total unrealized (losses) gains on market borrowings	(1,452)	1,075	991
Unrealized gains (losses) on derivatives associated with market borrowings	1,469	(1,189)	(949)
Unrealized (losses) gains on borrowings from IDA accounted for at fair value	(32)	21	32
Total net unrealized (losses) gains on borrowings from market, IDA and associated derivatives	(15)	(93)	74
Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	$(218)	$88	$394
* As discussed in Note A, “Summary of significant accounting and related policies”, effective July 1, 2018, the portion of the change in fair value of borrowings under the FVO resulting from the change of IFC’s own credit risk is recorded in other comprehensive income. In prior periods, these amounts were recognized in net income.
Market borrowings economically hedged with financial instruments, including derivatives, accounted for at fair value with changes therein reported in earnings are accounted for at fair value under the Fair Value Option. Differences arise between the movement in the fair value of market borrowings and the fair value of the associated derivatives primarily due to the different credit characteristics. The change in fair value includes the impact of changes in IFC’s own credit spread. As credit spreads widen, unrealized gains occur and when such credit spreads narrow, unrealized losses occur (notwithstanding the impact of other factors, such as changes in risk-free interest and foreign currency exchange rates). The magnitude and direction (gain or loss) can be volatile from period to period but they do not alter the timing of the cash flows on the market borrowings.
Changes in fair value resulting from changes in IFC’s own credit risk were estimated by incorporating the IFC’s current credit spreads observable in the bond markets into the relevant valuation technique used to value each liability as described in Note R.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE Q – DERIVATIVES

As discussed in Note A, “Summary of significant accounting and related policies”, IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as hedging instruments under ASC Topic 815. Note A describes IFC’s risk management and use of derivative instruments.
The fair value of derivative instrument assets and liabilities by risk type at June 30, 2019 and June 30, 2018 is summarized as follows (US$ millions):

Consolidated Balance Sheet location	June 30, 2019	June 30, 2018
Derivative assets
Interest rate	$505	$318
Foreign exchange	93	483
Interest rate and currency	2,097	1,773
Equity and other	161	235
Total derivative assets	$2,856	$2,809
Derivative liabilities
Interest rate	$699	$1,153
Foreign exchange	189	88
Interest rate and currency	3,065	3,037
Equity and other	11	11
Total derivative liabilities	$3,964	$4,289

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS (continued)

The effect of derivative instrument contracts on the consolidated statement of operations for the years ended June 30, 2019, June 30, 2018 and June 30, 2017 is summarized as follows (US$ millions):

Derivative risk category	Consolidated Statement of Operations location	2019	2018	2017
Interest rate	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$—	$(3)	$(7)
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	5	4	—
	Income from liquid asset trading activities	(88)	(2)	(33)
	Charges on borrowings	(65)	101	152
	Other income	22	(6)	(2)
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	659	(478)	(581)
Foreign exchange	Income from equity investments and associated derivatives	—	—	—
	Income from liquid asset trading activities	306	158	156
	Foreign currency transaction gains and losses on non-trading activities	(320)	(182)	(153)
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(2)	1	(5)
Interest rate and currency	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	(71)	(147)	(153)
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	(4)	(31)	(23)
	Income from liquid asset trading activities	191	139	220
	Charges on borrowings	535	731	701
	Foreign currency transaction gains and losses on non-trading activities	(474)	(1,071)	(295)
	Other income	2	—	3
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	549	(507)	(158)
Equity	Income (loss) from equity investments and associated derivatives	(64)	4	(163)
	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	39	(10)	—
	Net unrealized gains and losses on non-trading financial instruments accounted for at fair value	(5)	9	15
	Total	$1,215	$(1,290)	$(326)
The income related to each derivative risk category includes realized and unrealized gains and losses.
At June 30, 2019, the outstanding volume, measured by US$ equivalent notional, of interest rate contracts was $51,273 million ($57,960 million at June 30, 2018), foreign exchange contracts was $21,509 million ($21,279 million at June 30, 2018) and interest rate and currency contracts was $43,225 million ($38,267 million at June 30, 2018). At June 30, 2019, there were 187 equity contracts related to IFC’s loan and equity investment portfolio and no other derivative contract recognized as derivatives assets or liabilities under ASC Topic 815 (353 equity risk and other contracts at June 30, 2018).
NOTE R – FAIR VALUE MEASUREMENTS
Many of IFC’s financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the values which will ultimately be realized, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their contractual cash flows.
The estimated fair values as of June 30, 2019 and June 30, 2018 reflect multiple factors such as interest rates, credit risk, foreign currency exchange rates and commodity prices. Reasonable comparability of fair values among financial institutions is not likely because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standard in the market introduces a greater degree of subjectivity and volatility to these derived or estimated

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
All of IFC’s financial instruments in its liquid assets portfolio are managed according to an investment authority approved by the Board of Directors and investment guidelines approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team. Third party independent vendor prices are used to price the vast majority of the liquid assets. The vendor prices are evaluated by IFC’s Treasury department and IFC’s Corporate and Portfolio Risk Management department maintains oversight for the pricing of liquid assets.
IFC’s regional and industry departments are primarily responsible for fair valuing IFC’s investment portfolio (equity investments, debt securities, loan investments and related derivatives). The Investment Valuation Unit in IFC's Corporate Risk Management department in the Risk and Finance Vice Presidency provides oversight over the fair valuation process by monitoring and reviewing the fair values of IFC’s investment portfolio. IFC's Corporate Portfolio Committee, a subcommittee of IFC’s management team, is also responsible for oversight of portfolio valuations.
IFC’s borrowings are fair valued by the Quantitative Analysis department in IFC’s Treasury and Syndications Vice Presidency under the oversight of the Corporate Risk Management department.
The methodologies used and key assumptions made to estimate fair values as of June 30, 2019, and June 30, 2018, are summarized below.
Liquid assets - The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are exchange traded futures, options, and US Treasuries. US Treasuries and US Government agency bonds are classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using yield-pricing approach or comparables model approach and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.
Loans and debt securities - Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. The majority of loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. If not bifurcated as standalone derivatives, these features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The significant unobservable inputs used in the fair value measurement of loans and debt securities are discount rates, credit default swap spreads, and expected recovery rates. The valuation techniques and significant unobservable inputs for available-for-sale debt securities classified as Level 3 as of June 30, 2019 and for loans and debt securities classified as Level 3 as of June 30, 2018 are presented below respectively:

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NOTE R – FAIR VALUE MEASUREMENTS (continued)

June 30, 2019
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$53	Discount rate	6.6 - 29.2	12.6
	Relative valuations	59	Valuation multiples*
	Recent transactions	97
	Other techniques	8
Total preferred shares		217
Other debt securities	Discounted cash flows	2,172	Credit default swap spreads	1.1 - 5.4	2.4
			Expected recovery rates	0.0 - 85.0	48.2
	Recent transactions	804
	Other techniques	57
Total other debt securities		3,033
Total		$3,250
* Including price/earnings ratio, enterprise value/sales ratio and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.

June 30, 2018
	Valuation technique	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$112	Discount rate	10.2 – 30.0	15.2
	Relative valuations	71	Valuation multiples*
	Recent transactions	192
	Other techniques	8
Total preferred shares		383
Loans and other debt securities	Discounted cash flows	2,203	Credit default swap spreads	0.6 – 6.9	2.2
			Expected recovery rates	35.0 – 50.0	44.8
	Recent transactions	1,715
	Other techniques	408
Total loans and other debt securities		4,326
Total		$4,709
* In case of valuation techniques with multiple significant inputs, including price/earnings ratio and enterprise value/sales ratio, the range and weighted average are not provided.
Borrowings – Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. Fair values derived from market source pricing are also classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.

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NOTE R – FAIR VALUE MEASUREMENTS (continued)

As of June 30, 2019, IFC had bond issuances with a total fair value of $83 million classified as level 3 in Kazakhstan tenge and Uzbekistan sum where the significant unobservable inputs were yield curve data. As of June 30, 2019, the weighted average effective interest rate on medium and long-term borrowings carried at amortized cost was 6.7% and the effective interest rate on short-term borrowings carried at amortized cost was 2.8%.
Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of June 30, 2019 and June 30, 2018 are presented below:

Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

June 30, 2019
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$12	Volatilities	22.4 - 35.4	28.5
	Variable strike price options	137	Contractual strike price*
	Other	1
Interest rate and currency swap assets	Vanilla swaps	15	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(2)	Yield curve points, exchange rates
Total		$163
* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

June 30, 2018
Level 3 derivatives	Type	Fair value (US$ millions)	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$21	Volatilities	11.6 – 35.4	20.1
	Variable strike price options	202	Contractual strike price*
	Other	1
Interest rate and currency swap assets	Vanilla swaps	8	Yield curve points, exchange rates
Interest rate and currency swap liabilities	Vanilla swaps	(7)	Yield curve points, exchange rates
Total		$225
* In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 are valued using quoted prices in inactive markets. Equity investments classified as Level 3 are primarily valued using discounted cash flow and relative valuation approaches. The significant unobservable inputs include cost of equity, weighted average cost of capital, asset growth rate, return on assets, perpetual growth rate, and market multiples. The valuation techniques and significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy for equity investments that were required to be measured at fair value through net income as of June 30, 2019 and for equity investments that were measured at fair value as of June 30, 2018 are presented below:

June 30, 2019
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial	Discounted cash flows	$676	Cost of equity (%)	10.4 - 24.9	14.5
Institutions			Asset growth rate (%)	(24.0) - 82.1	3.5
			Return on assets (%)	(8.9) - 9.8	1.3
			Perpetual growth rate (%)	2.1 - 15.0	4.8
	Relative valuations	60	Valuation multiples**
	Listed price (adjusted)	578	Discount for lack of marketability (%)	***	35.0
	Recent transactions	343
	Other techniques	159
	Associated options****	18
Total banking and other financial institutions		1,834
Others	Discounted cash flows	1,273	Weighted average cost of capital (%)	6.6 - 22.5	11.3
			Cost of equity (%)	10.9 - 16.7	11.3
	Relative valuations	325	EV/EBITDA	3.4 - 24.4	11.8
			Price to book value	0.6 - 2.0	1.1
			Other valuation multiples**
	Listed price (adjusted)	—	Discount for lack of marketability (%)	***	10.0
	Recent transactions	505
	Other techniques	81
	Associated options****	49
Total others		2,233
Total		$4,067
* Less than $0.5 million.
** Including price/book value ratio, enterprise value/sales ratio, and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided due to the immaterial amounts.
*** No range is provided as all of the projects that use this valuation technique are with the same institution and have the same lock-up discount percentage.
**** Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

June 30, 2018
Sector	Valuation technique	Fair value (US$ millions)	Significant inputs	Range	Weighted average
Banking and other financial	Discounted cash flows	$473	Cost of equity (%)	10.1 – 25.0	14.7
Institutions			Asset growth rate (%)	(23.2) – 125.0	14.1
			Return on assets (%)	(1.3) – 5.2	2.6
			Perpetual growth rate (%)	3.0 – 14.0	5.3
	Relative valuations	—	Discount for lock-up (%)	0.0 – 50.0	7.2
	Listed price (adjusted)	713
	Recent transactions	67
	Other techniques	73
Total banking and other financial institutions		1,326
Funds	Recent transactions	83
Total funds		83
Others	Discounted cash flows	1,098	Weighted average cost of capital (%)	8.0 – 21.9	12.1
			Cost of equity (%)	12.1 – 18.5	15.6
	Relative valuations	272	Valuation multiples*
	Listed price (adjusted)	3	Discount for lock-up (%)	**	4.5
	Recent transactions	141
	Other techniques	174
Total others		1,688
Total		$3,097
* In case of valuation techniques with multiple significant inputs, including price/earnings ratio and enterprise value/earnings before interest, taxes, depreciation, and amortization ratio, the range and weighted average are not provided.
** No range is provided as all of the projects that use this valuation technique are with the same institution and have the same lock-up discount percentage.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments at June 30, 2019 and June 30, 2018 are summarized below (US$ millions):

	June 30, 2019			June 30, 2018
	Carrying amount		Fair value	Carrying amount	Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$49,085		$49,085	$45,303	$45,303
Investments:
Loans at amortized cost, net of reserves against losses	23,106		24,349	22,682	23,975
Loans accounted for at fair value under the Fair Value Option	877		877	927	927
Total loans	23,983		25,226	23,609	24,902
Equity investments at cost less impairment	—		—	2,710	4,251
Equity investments accounted for at fair value as available-for-sale	—		—	3,528	3,528
Equity investments accounted for at fair value	13,130	*	13,113	6,794	6,794
Total equity investments	13,130		13,113	13,032	14,573
Debt securities accounted for at fair value as available-for-sale	4,488		4,488	4,900	4,900
Debt securities accounted for at fair value under the Fair Value Option	1,861		1,861	723	723
Total debt securities	6,349		6,349	5,623	5,623
Total investments	43,462		44,688	42,264	45,098
Derivative assets:
Borrowings-related	896		896	437	437
Liquid asset portfolio-related and other	154		154	693	693
Investment-related	1,417		1,417	1,437	1,437
Client risk management-related	389		389	242	242
Total derivative assets	2,856		2,856	2,809	2,809
Other investment-related financial assets**	—		8	—	83
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$8,454		$8,454	$6,364	$6,364
Market, IBRD, IDA and other borrowings outstanding	54,132		54,138	53,095	53,078
Derivative liabilities:
Borrowings-related	2,857		2,857	3,659	3,659
Liquid asset portfolio-related and other	370		370	232	232
Investment-related	285		285	169	169
Client risk management-related	452		452	229	229
Total derivative liabilities	3,964		3,964	4,289	4,289
* For $17 million of equity investments primarily accounted for under the cost recovery method, no fair value measurement is provided since the recovery of invested capital is uncertain.
** Through June 30, 2018, Other investment-related financial assets comprise standalone options and warrants that did not meet the definition of a derivative. Effective July 1, 2018, these equity-related financial instruments are measured at fair value with unrealized gains and losses recognized in earnings in accordance with ASU 2016-01 and included in Equity investments on the consolidated balance sheets.
The fair value of loan commitments amounted to $39 million at June 30, 2019 ($40 million - June 30, 2018). Fair values of loan commitments are based on present value of loan commitment fees.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

Fair value hierarchy
The following tables provide information as of June 30, 2019 and June 30, 2018, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis. As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	June 30, 2019
	Level 1	Level 2		Level 3	Total
Trading securities:
Asset-backed securities	$—	$5,044		$1	$5,045
Corporate debt securities	—	4,715		—	4,715
Government and agency obligations	10,853	7,762		—	18,615
Money market funds	—	151		—	151
Total trading securities	10,853	17,672	*	1	28,526
Loans	—	1		850	851
Loans measured at net asset value***					26
Total Loans (Outstanding principal balance $968)	—	1		850	877
Equity investments:
Banking and other financial institutions	1,445	148		2,422	4,015
Funds	23	29		61	113
Others	1,062	127		3,605	4,794
Equity investments measured at net asset value***					4,191
Total equity investments	2,530	304		6,088	13,113
Debt securities:
Corporate debt securities	—	1,390		2,994	4,384
Preferred shares	—	—		495	495
Asset-backed securities	—	57		887	944
Debt securities measured at net asset value***					526
Total debt securities	—	1,447		4,376	6,349
Derivative assets:
Interest rate	—	505		—	505
Foreign exchange	—	93		—	93
Interest rate and currency	—	2,082		15	2,097
Equity and other	—	—		161	161
Total derivative assets	—	2,680		176	2,856
Total assets at fair value	$13,383	$22,104		$11,491	$51,721
Borrowings:
Structured bonds	$—	$7,044		$—	$7,044
Unstructured bonds	—	43,982		83	44,065
Total borrowings (outstanding principal balance $54,255**)	—	51,026		83	51,109
Derivative liabilities:
Interest rate	—	699		—	699
Foreign exchange	—	189		—	189
Interest rate and currency	—	3,063		2	3,065
Equity and other	—	—		11	11
Total derivative liabilities	—	3,951		13	3,964
Total liabilities at fair value	$—	$54,977		$96	$55,073
IFC reassessed market data inputs for estimating whether its trading securities, debt securities, and borrowings are traded in an active market as defined by ASC 820. Based on market data as of June 30, 2019, trading securities (except US Treasuries and Agency securities), debt securities, and borrowings were transferred from level 1 to level 2.
* Includes securities priced at par plus accrued interest, which approximates fair value.
** Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5,571 million, with a fair value of $2,233 million as of June 30, 2019.
*** In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.
Note: For the year ended June 30, 2019: Trading securities with a fair value of $5,149 million were transferred from level 1 to level 2 and $12 million from level 2 to level 1 due to decrease/increase in market activities and reassessment of market data inputs. Equity investments with fair value of $119 million were transferred from level 1 to level 2 and $112 million from level 2 to level 1 due to decrease/increase in market activities. Debt securities with a fair value of $417 million and bonds issued by IFC with a fair value of $28,326 million were transferred from level 1 to level 2 due to reassessment of market data inputs. There were no bonds or debt securities transferred from level 2 to level 1.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

	June 30, 2018
	Level 1	Level 2		Level 3	Total
Trading securities:
Asset-backed securities	$—	$7,192		$—	$7,192
Corporate debt securities	1,566	6,672		—	8,238
Government and agency obligations	9,514	3,869		18	13,401
Money market funds	78	—		—	78
Total trading securities	11,158	17,733	*	18	28,909
Loans	—	2		894	896
Loans measured at net asset value***					31
Total Loans (Outstanding principal balance $1,037)	—	2		894	927
Equity investments:
Banking and other financial institutions	1,596	254		1,326	3,176
Funds	30	15		83	128
Others	1,313	57		1,688	3,058
Equity investments measured at net asset value***					3,960
Total equity investments	2,939	326		3,097	10,322
Debt securities:
Corporate debt securities	621	672		2,590	3,883
Preferred shares	—	—		383	383
Asset-backed securities	—	—		840	840
Other debt securities	—	—		2	2
Debt securities measured at net asset value***					515
Total debt securities	621	672		3,815	5,623
Derivative assets:
Interest rate	—	318		—	318
Foreign exchange	—	483		—	483
Interest rate and currency	—	1,765		8	1,773
Equity and other	—	—		235	235
Total derivative assets	—	2,566		243	2,809
Total assets at fair value	$14,718	$21,299		$8,067	$48,590
Borrowings:
Structured bonds	$36	$6,103		$—	$6,139
Unstructured bonds	36,042	7,994		46	44,082
Total borrowings (outstanding principal balance $54,692**)	36,078	14,097		46	50,221
Derivative liabilities:
Interest rate	—	1,153		—	1,153
Foreign exchange	—	88		—	88
Interest rate and currency	—	3,030		7	3,037
Equity and other	—	—		11	11
Total derivative liabilities	—	4,271		18	4,289
Total liabilities at fair value	$36,078	$18,368		$64	$54,510
* Includes securities priced at par plus accrued interest, which approximates fair value.
** Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5,281 million, with a fair value of $1,940 million as of June 30, 2018
***In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in consolidated balance sheet.
Note: For the year ended June 30, 2018: Trading securities with fair value of $2,950 million were transferred from level 1 to level 2 and $0 from level 2 to level 1 due to decrease/increase in market activities. Equity investments with fair value of $158 million were transferred from level 1 to level 2 and $34 million from level 2 to level 1 due to decrease/increase in market activities. Bonds issued by IFC with a fair value $1,072 million were transferred from level 1 to level 2, while bonds with a fair value of $300 million were transferred from level 2 to level 1 due to change in quality of market price information.

INTERNATIONAL FINANCE CORPORATION	Page 110

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the years ended June 30, 2019 and 2018 (US$ millions). IFC’s policy is to recognize transfers in and transfers out at the beginning of the reporting period.

	Year ended June 30, 2019
	Balance as of June 30, 2018	Adoption of new accounting pronouncements	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of June 30, 2019	Net unrealized gains/losses included in net income related to assets / liabilities held at year end
			Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$—	$1	$—	$—	$1	$—
Corporate debt securities	—	—	—	—	—	—	—	—	—
Government and agency obligations	18	—	(1)	—	(17)	—	—	—	—
Total trading securities	18	—	(1)	—	(16)	—	—	1	—
Loans	894	—	9	—	(52)	—	(1)	850	4
Equity investments:
Banking and other financial institutions	1,326	1,985	(124)	—	(194)	74	(645)	2,422	(201)
Funds	83	—	3	—	25	—	(50)	61	—
Others	1,688	2,219	(83)	—	(90)	—	(129)	3,605	(151)
Total equity investments	3,097	4,204	(204)	—	(259)	74	(824)	6,088	(352)
Debt securities:
Corporate debt securities	2,590	—	(24)	(5)	570	1,505	(1,642)	2,994	3
Preferred shares	383	—	53	37	22	—	—	495	44
Asset-backed securities	840	—	(6)	(38)	71	80	(60)	887	11
Other debt securities	2	—	(2)	—	—	—	—	—	(1)
Total debt securities	3,815	—	21	(6)	663	1,585	(1,702)	4,376	57
Derivative assets:
Interest rate and currency	8	—	6	—	5	—	(4)	15	10
Equity and other	235	—	(30)	—	(44)	—	—	161	(17)
Total derivative assets	243	—	(24)	—	(39)	—	(4)	176	(7)
Total assets at fair value	$8,067	$4,204	$(199)	$(6)	$297	$1,659	$(2,531)	$11,491	$(298)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(46)	—	4	—	(83)	—	42	(83)	4
Total borrowings	(46)	—	4	—	(83)	—	42	(83)	4
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—	—
Interest rate and currency	(7)	—	—	—	—	(4)	9	(2)	(2)
Equity and other	(11)	—	—	—	—	—	—	(11)	—
Total derivative liabilities	(18)	—	—	—	—	(4)	9	(13)	(2)
Total liabilities at fair value	$(64)	$—	$4	$—	$(83)	$(4)	$51	$(96)	$2
(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2019.
(**) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2018 beginning balance as of June 30, 2019.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

	Year ended June 30, 2018
	Balance as of July 1, 2017	Net gains and losses (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 (*)	Transfers out of Level 3 (**)	Balance as of June 30, 2018	Net unrealized gains/losses included in net income related to assets / liabilities held at year end
		Net Income	Other comprehensive income
Trading securities:
Asset-backed securities	$—	$—	$—	$2	$—	$(2)	$—	—
Corporate debt securities	—	—	—	—	—	—	—	—
Government and agency obligations	19	(1)	—	—	—	—	18	(1)
Total trading securities	19	(1)	—	2	—	(2)	18	(1)
Loans	928	(58)	—	24	—	—	894	(50)
Equity investments:
Banking and other financial institutions	980	119	247	246	162	(428)	1,326	21
Funds	88	10	—	(15)	—	—	83	19
Others	2,042	(79)	1	1	9	(286)	1,688	(122)
Total equity investments	3,110	50	248	232	171	(714)	3,097	(82)
Debt securities:
Corporate debt securities	2,458	(29)	(58)	684	861	(1,326)	2,590	(1)
Preferred shares	391	16	18	(42)	—	—	383	29
Asset-backed securities	524	1	(94)	409	—	—	840	7
Other debt securities	2	—	—	—	—	—	2	—
Total debt securities	3,375	(12)	(134)	1,051	861	(1,326)	3,815	35
Derivative assets:
Interest rate and currency	7	(3)	—	8	1	(5)	8	8
Equity and other	234	1	—	—	—	—	235	11
Total derivative assets	241	(2)	—	8	1	(5)	243	19
Total assets at fair value	$7,673	$(23)	$114	$1,317	$1,033	$(2,047)	$8,067	$(79)
Borrowings:
Structured bonds	$—	$—	$—	$—	$—	$—	$—	$—
Unstructured bonds	(26)	9	—	(29)	—	—	(46)	9
Total borrowings	(26)	9	—	(29)	—	—	(46)	9
Derivative liabilities:
Interest rate	—	—	—	—	—	—	—	—
Interest rate and currency	(3)	(3)	—	3	(5)	1	(7)	(2)
Equity and other	(13)	2	—	—	—	—	(11)	2
Total derivative liabilities	(16)	(1)	—	3	(5)	1	(18)	—
Total liabilities at fair value	$(42)	$8	$—	$(26)	$(5)	$1	$(64)	$9
(*) Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of June 30, 2018.
(**) Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2017 beginning balance as of June 30, 2018.

INTERNATIONAL FINANCE CORPORATION	Page 112

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the years ended June 30, 2019 and 2018 (US$ millions).

	Year ended June 30, 2019
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$1	$—	$—	$—	$1
Corporate debt securities	—	—	—	—	—
Government and agency obligations	—	(17)	—	—	(17)
Total trading securities	1	(17)	—	—	(16)
Loans	—	—	259	(311)	(52)
Equity investments:
Banking and other financial institutions	129	(309)	—	(14)	(194)
Funds	65	—	—	(40)	25
Others	252	(302)	—	(40)	(90)
Total equity investments	446	(611)	—	(94)	(259)
Debt securities:
Corporate debt securities	832	(35)	—	(227)	570
Preferred shares	50	(12)	—	(16)	22
Asset-backed securities	74	—	—	(3)	71
Total debt securities	956	(47)	—	(246)	663
Derivative assets:
Interest rate and currency	—	—	5	—	5
Equity and other	—	—	—	(44)	(44)
Total derivative assets	—	—	5	(44)	(39)
Total assets at fair value	$1,403	$(675)	$264	$(695)	$297
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(83)	—	(83)
Total Borrowings	—	—	(83)	—	(83)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	—	—	—	—	—
Equity and other	—	—	—	—	—
Total derivative liabilities	—	—	—	—	—
Total liabilities at fair value	$—	$—	$(83)	$—	$(83)

INTERNATIONAL FINANCE CORPORATION	Page 113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – FAIR VALUE MEASUREMENTS (continued)

	Year ended June 30, 2018
	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$2	$—	$—	$—	$2
Corporate debt securities	—	—	—	—	—
Total trading securities	2	—	—	—	2
Loans	—	—	142	(118)	24
Equity investments:
Banking and other financial institutions	75	(171)	—	342	246
Funds	162	(2)	—	(175)	(15)
Others	236	(202)	—	(33)	1
Total equity investments	473	(375)	—	134	232
Debt securities:
Corporate debt securities	1,490	(1)	—	(805)	684
Preferred shares	27	(18)	—	(51)	(42)
Asset-backed securities	328	—	—	81	409
Total debt securities	1,845	(19)	—	(775)	1,051
Derivative assets:
Interest rate and currency	4	—	—	4	8
Equity and other	—	—	—	—	—
Total derivative assets	4	—	—	4	8
Total assets at fair value	$2,324	$(394)	$142	$(755)	$1,317
Borrowings:
Structured Bonds	$—	$—	$—	$—	$—
Unstructured Bonds	—	—	(29)	—	(29)
Total Borrowings	—	—	(29)	—	(29)
Derivative liabilities:
Interest rate	—	—	—	—	—
Interest rate and currency	(1)	—	—	4	3
Equity and other	—	—	—	—	—
Total derivative liabilities	(1)	—	—	4	3
Total liabilities at fair value	$(1)	$—	$(29)	$4	$(26)
Gains and losses (realized and unrealized) from trading securities, loans, equity investments and debt securities included in net income for the period are reported on the consolidated statements of operations in income from liquid asset trading activities, Income from Loans and guarantees, including realized gains and losses on loans and associated derivatives, income from equity investments and associated derivatives, income from debt securities and realized gains and losses on debt securities and associated derivatives and net unrealized gains and losses on non-trading financial instruments accounted for at fair value.

INTERNATIONAL FINANCE CORPORATION	Page 114

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE S - SEGMENT REPORTING

For management purposes, IFC’s business comprises three segments: investment services, treasury services and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. The investment services segment also includes AMC, which is not separately disclosed due to its immaterial impact. Further information about the impact of AMC on IFC’s consolidated balance sheets and statements of operations can be found in Note B. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Advisory services provide consultation services to governments and the private sector. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
The performance of investment services, treasury services and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note U). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and advisory services segments are detailed in Notes C, D, and U, respectively. An analysis of IFC’s major components of income and expense by business segment for the years ended June 30, 2019, June 30, 2018 and June 30, 2017, is provided below (US$ millions):

June 30, 2019	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans associated derivatives	$1,774	$—	$—	$1,774
Provision for losses on loans, guarantees, accrued interest and other receivables	(87)	—	—	(87)
Loss from equity investments and associated derivatives	(253)	—	—	(253)
Income from debt securities, including and realized gains and losses on debt securities and associated derivatives	126	—	—	126
Income from liquid asset trading activities	—	1,291	—	1,291
Charges on borrowings	(738)	(837)	—	(1,575)
Advisory services income	—	—	312	312
Service fees and other income	310	—	—	310
Administrative expenses	(1,175)	(45)	(135)	(1,355)
Advisory services expenses	—	—	(355)	(355)
Expense from pension and other postretirement benefit plans	(4)	—	(2)	(6)
Other expenses	(30)	—	—	(30)
Foreign currency transaction gains and losses on non-trading activities	137	22	—	159
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	60	431	(180)	311
Net unrealized losses on non-trading financial instruments accounted for at fair value	(203)	(15)	—	(218)
Net income (loss)	$(143)	$416	$(180)	$93
* Less than $0.5 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S – SEGMENT REPORTING (continued)

June 30, 2018	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans associated derivatives	$1,377	$—	$—	$1,377
Provision for losses on loans, guarantees, accrued interest and other receivables	(90)	—	—	(90)
Income from equity investments and associated derivatives	853	—	—	853
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	363	—	—	363
Income from liquid asset trading activities	—	771	—	771
Charges on borrowings	(451)	(590)	—	(1,041)
Advisory services income	—	—	305	305
Service fees and other income	273	—	—	273
Administrative expenses	(938)	(27)	(64)	(1,029)
Advisory services expenses	—	—	(354)	(354)
Expense from pension and other postretirement benefit plans	(171)	(11)	(62)	(244)
Other expenses	(35)	—	—	(35)
Foreign currency transaction gains and losses on non-trading activities	90	33	—	123
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	1,271	176	(175)	1,272
Net unrealized gains (losses) on non-trading financial instruments accounted for at fair value	181	(93)	—	88
Income (loss) before grants to IDA	1,452	83	(175)	1,360
Grants to IDA	(80)	—	—	(80)
Net income (loss)	$1,372	$83	$(175)	$1,280

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE S – SEGMENT REPORTING (continued)

June 30, 2017	Investment services	Treasury services	Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans associated derivatives	$1,298	$—	$—	$1,298
Provision for losses on loans, guarantees, accrued interest and other receivables	(86)	—	—	(86)
Income from equity investments and associated derivatives	707	—	—	707
Income from debt securities, including and realized gains and losses on debt securities and associated derivatives	282	—	—	282
Income from liquid asset trading activities	—	917	—	917
Charges on borrowings	(261)	(451)	—	(712)
Advisory services income	—	—	277	277
Service fees and other income	251	—	—	251
Administrative expenses	(874)	(25)	(63)	(962)
Advisory services expenses	—	—	(327)	(327)
Expense from pension and other postretirement benefit plans	(211)	(13)	(69)	(293)
Other expenses	(35)	—	—	(35)
Foreign currency transaction gains and losses on non-trading activities	(155)	(33)	—	(188)
Income (loss) before net unrealized gains and losses on non-trading financial instruments accounted for at fair value and grants to IDA	916	395	(182)	1,129
Net unrealized gains on non-trading financial instruments accounted for at fair value	320	74	—	394
Income (loss) before grants to IDA	1,236	469	(182)	1,523
Grants to IDA	(101)	—	—	(101)
Net income (loss)	1,135	469	(182)	1,422
Net (gains) attributable to non-controlling interests	(4)	—	—	(4)
Net income (loss) attributable to IFC	$1,131	$469	$(182)	$1,418

NOTE T – VARIABLE INTEREST ENTITIES
Significant variable interests
IFC has identified investments in 223 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests at June 30, 2019 (215 investments - June 30, 2018).
The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements. IFC’s interests in these VIEs are recorded on IFC’s consolidated balance sheet primarily in equity investments, loans, debt securities, and other liabilities, as appropriate.
Based on the most recent available data of these VIEs, the balance sheet size, including committed funding, in which IFC is deemed to hold significant variable interests, totaled $36,698 million at June 30, 2019 ($36,579 million - June 30, 2018). IFC’s maximum exposure to loss as a result of its investments in these VIEs, comprising both carrying value of investments and amounts committed but not yet disbursed, was $5,911 million at June 30, 2019 ($5,603 million - June 30, 2018).
IFC transacted with a VIE, of which IFC is the primary beneficiary, to construct an office building at 2100 K Street on land owned by IFC adjacent to its current office premise. IFC commenced occupying the building in March 2019. The building and land, totaling $126 million are included in Receivables and other assets on IFC's consolidated balance sheet.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE T – VARIABLE INTEREST ENTITIES (continued)

The industry sector and geographical regional analysis of IFC’s maximum exposures as a result of its investment in these VIEs at June 30, 2019 and June 30, 2018 is as follows (US$ millions):

	June 30, 2019
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Asia
Manufacturing, agribusiness and services	$161	$30	$23	$—	$—	$214
Financial markets	81	106	2	—	—	189
Infrastructure and natural resources	545	104	16	—	11	676
Telecom, media & technology, and venture investing	6	306	—	—	—	312
Total Asia	793	546	41	—	11	1,391
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	312	59	—	—	—	371
Financial markets	113	—	108	—	—	221
Infrastructure and natural resources	619	242	22	—	71	954
Telecom, media & technology, and venture investing	—	93	—	—	—	93
Total Europe, Middle East and North Africa	1,044	394	130	—	71	1,639
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	111	144	16	—	—	271
Financial markets	152	59	40	—	—	251
Infrastructure and natural resources	965	330	—	—	83	1,378
Telecom, media & technology, and venture investing	—	183	—	—	—	183
Total Sub-Saharan Africa, Latin America and Caribbean	1,228	716	56	—	83	2,083
Other
Manufacturing, agribusiness and services	—	11	—	—	—	11
Financial markets	402	60	76	—	7	545
Infrastructure and natural resources	194	8	—	—	—	202
Telecom, media & technology, and venture investing	—	40	—	—	—	40
Total Other	596	119	76	—	7	798
Maximum exposure to VIEs	$3,661	$1,775	$303	$—	$172	$5,911
of which:
Carrying value	$2,836	$1,331	$294	$—	$128	$4,589
Committed but not disbursed	$825	$444	$9	$—	$44	$1,322

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE T – VARIABLE INTEREST ENTITIES (continued)

	June 30, 2018
	Loans	Equity investments	Debt securities	Guarantees	Risk management	Total
Asia
Manufacturing, agribusiness and services	$183	$14	$65	$—	$—	$262
Financial markets	135	7	2	—	—	144
Infrastructure and natural resources	817	134	29	—	6	986
Telecom, media & technology, and venture investing	6	283	—	—	—	289
Total Asia	1,141	438	96	—	6	1,681
Europe, Middle East and North Africa
Manufacturing, agribusiness and services	214	38	108	—	—	360
Financial markets	4	—	182	—	—	186
Infrastructure and natural resources	627	145	4	—	25	801
Telecom, media & technology, and venture investing	—	111	12	—	—	123
Total Europe, Middle East and North Africa	845	294	306	—	25	1,470
Sub-Saharan Africa, Latin America and Caribbean
Manufacturing, agribusiness and services	128	125	30	5	—	288
Financial markets	17	32	34	—	—	83
Infrastructure and natural resources	904	147	13	—	46	1,110
Telecom, media & technology, and venture investing	37	203	11	—	6	257
Total Sub-Saharan Africa, Latin America and Caribbean	1,086	507	88	5	52	1,738
Other
Manufacturing, agribusiness and services	—	37	—	—	—	37
Financial markets	147	78	226	—	8	459
Infrastructure and natural resources	203	1	—	—	—	204
Telecom, media & technology, and venture investing	—	14	—	—	—	14
Total Other	350	130	226	—	8	714
Maximum exposure to VIEs	$3,422	$1,369	$716	$5	$91	$5,603
of which:
Carrying value	$2,761	$1,025	$648	$—	$54	$4,488
Committed but not disbursed	$661	$344	$68	$5	$37	$1,115

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE U – ADVISORY SERVICES

IFC provides advisory services to government and private sector clients. IFC's advisory services to governments on investment climate and financial sector development are delivered in partnership with IBRD through WBG Global Practices. IFC funds this business line by a combination of cash received from government and other donors and IFC’s operations via retained earnings and operating budget allocations as well as fees received from the recipients of the services.
IFC administers donor funds through trust funds. Donor funds are restricted for purposes specified in agreements with the donors.
Donor funds under administration and IFC’s funding can be commingled in accordance with administration agreements with donors. The commingled funds are held in a separate liquid asset investment portfolio managed by IBRD, which is not commingled with IFC’s other liquid assets and is reported at fair value in other assets. Donor funds are refundable until expended for their designated purpose.
As of June 30, 2019, other assets include undisbursed donor funds of $484 million ($511 million - June 30, 2018) and IFC’s advisory services funding of $311 million ($234 million - June 30, 2018). Included in other liabilities as of June 30, 2019 is $484 million ($511 million - June 30, 2018) of refundable undisbursed donor funds.
NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan and Trust (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.
All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the years ended June 30, 2019, June 30, 2018 and June 30, 2017 (US$ millions). The components of net periodic pension cost, other than the service cost component, are included in “Pension and other postretirement benefit plans” in the consolidated statement of operations. For the year ended June 30, 2019, the service costs of $238 million are included in “Administrative expenses”.

	SRP			RSBP			PEBP
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Benefit cost
Service cost	$167	$162	$166	$37	$37	$41	$34	$31	$30
Other components:
Interest cost	170	145	131	25	24	23	25	20	17
Expected return on plan assets	(211)	(186)	(174)	(36)	(31)	(28)	—	—	—
Amortization of unrecognized prior service cost	1	1	1	3	3	3	2	2	2
Amortization of unrecognized net actuarial losses	5	17	56	—	—	5	22	19	20
Sub total	(35)	(23)	14	(8)	(4)	3	49	41	39
Net periodic pension cost	$132	$139	$180	$29	$33	$44	$83	$72	$69
The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP and PEBP for IFC for the years ended June 30, 2019 and June 30, 2018 (US$ millions). Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the plan. The assets of the PEBP are mostly invested in fixed income, equity instruments and alternative investments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

	SRP		RSBP		PEBP
	2019	2018	2019	2018	2019	2018
Projected benefit obligations
Beginning of year	$4,249	$3,944	$636	$621	$606	$527
Service cost	167	162	37	37	34	31
Interest cost	170	145	26	24	25	20
Net entity transfers	(27)	16	(8)	1	—	—
Participant contributions	54	55	3	3	6	5
Benefits paid	(162)	(151)	(11)	(10)	(12)	(8)
Actuarial loss (gain)	425	78	72	(40)	70	31
End of year	4,876	4,249	755	636	729	606
Fair value of plan assets
Beginning of year	3,719	3,412	635	564	—	—
Net entity transfers	(27)	16	(8)	1	—	—
Participant contributions	54	55	3	3	—	—
Actual return on assets	310	310	61	52	—	—
Employer contributions	71	77	19	25	—	—
Benefits paid	(162)	(151)	(11)	(10)	—	—
End of year	3,965	3,719	699	635	—	—
Funded status*	(911)	(530)	(56)	(1)	(729)	(606)
Accumulated benefit obligations	$4,321	$3,726	$755	$636	598	$477
* Negative funded status is included in Payables and other liabilities under liabilities under retirement benefits plans, in Note L.
During the fiscal year ended June 30, 2019, and June 30, 2018, there were no amendments made to the retirement benefit plans.
The following tables present the amounts included in Accumulated Other Comprehensive Income (Loss) relating to Pension and Other Postretirement Benefits (US$ millions):

Amounts included in Accumulated other comprehensive income (loss) in the year ended June 30, 2019:

	SRP	RSBP	PEBP	Total
Net actuarial loss	$994	$43	$290	$1,327
Prior service cost	6	14	9	29
Net amount recognized in accumulated other comprehensive loss	$1,000	$57	$299	$1,356

Amounts included in Accumulated other comprehensive income (loss) in the year ended June 30, 2018:

	SRP	RSBP	PEBP	Total
Net actuarial loss (gain)	$672	$(4)	$243	$911
Prior service cost	7	17	11	35
Net amount recognized in accumulated other comprehensive loss	$679	$13	$254	$946

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

The estimated amounts that will be amortized from Accumulated Other Comprehensive Income into net periodic benefit cost in the year ending June 30, 2020 are as follows (US$ millions):

	SRP	RSBP	PEBP	Total
Net actuarial loss	$21	$—	$29	$50
Prior service cost	1	3	2	6
Net amount recognized in accumulated other comprehensive loss	$22	$3	$31	$56
Assumptions
The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and Management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.
The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, duration-adjusted change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.
Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.
The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the years ended June 30, 2019, June 30, 2018, and June 30, 2017:
Weighted average assumptions used to determine projected benefit obligation
In percent, except years

	SRP			RSBP			PEBP
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Discount rate	3.40	4.10	3.70	3.50	4.10	3.90	3.50	4.10	3.80
Rate of compensation increase	4.90	5.50	5.20				4.90	5.50	5.20
Health care growth rates - at end of fiscal year				6.20	6.00	5.50
Ultimate health care growth rate				3.90	4.20	4.00
Year in which ultimate rate is reached				2030	2030	2030
Weighted average assumptions used to determine net periodic pension cost
In percent, except years

	SRP			RSBP			PEBP
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Discount rate	4.10	3.70	3.40	4.10	3.90	3.60	4.10	3.80	3.50
Expected return on plan assets	5.70	5.50	5.70	5.70	5.50	5.70
Rate of compensation increase	5.50	5.20	5.30				5.50	5.20	5.30
Health care growth rates - at end of fiscal year				6.00	5.50	5.30
Ultimate health care growth rate				4.20	4.00	4.00
Year in which ultimate rate is reached				2030	2030	2030

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate (US$ millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost	$21	$(15)
Effect on postretirement benefit obligation	$207	$(154)
Investment Strategy
The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the plans are invested. The SAA for the plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.
The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including fixed income, public and private equity and real assets. The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the liquidity needs of the plans and Environmental, Social and Governance factors.
The following table presents the policy asset allocation at June 30, 2019 and the actual asset allocation at June 30, 2019 and June 30, 2018 by asset category for the SRP and RSBP.

	SRP			RSBP
	Policy Allocation 2019 (%)	% of Plan Assets		Policy Allocation 2019 (%)	% of Plan Assets
		2019	2018		2019	2018
Asset class
Public equity	31	30	31	31	28	30
Fixed income & cash	23	20	19	23	22	20
Private equity	20	21	19	20	23	21
Real assets*	13	12	14	13	12	13
Market neutral hedge funds	8	10	11	8	8	10
Credit strategy	5	6	—	5	6	—
Other**	—	1	6	—	1	6
Total	100	100	100	100	100	100
* Includes public and private real estate, infrastructure and timber.
** Includes authorized investments that are outside the policy allocations primarily in long-term private credit funds.
In April 2018, the revised SAAs for SRP and RSBP were approved with an effective date of July 1, 2018. The new SAAs introduce a five percent allocation to ‘credit strategies’ by proportionally reducing the allocation to fixed income and global equities.
Significant concentrations of risk in plan assets
The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2019, the largest exposure to a single counterparty was 7% and 6% of the plan assets in SRP and RSBP, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

Risk management practices
Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification is central to the overall investment strategy and risk management approach for the pension plans. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on an ongoing basis.
Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.
Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, is carried out on a regular basis as part of the risk monitoring process. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.
Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

Fair value measurements and disclosures
All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets as of June 30, 2019 and June 30, 2018 (US$ millions):

	June 30, 2019
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Discount notes and time deposits	$5	$11	$—	$16	$1	$2	$—	$3
Securities purchased under resale agreements	26	—	—	26	4	—	—	4
Government and agency securities	447	97	—	544	86	18	—	104
Corporate and convertible bonds	—	96	—	96	—	17	—	17
Asset-backed securities	—	33	—	33	—	6	—	6
Mortgage-backed securities	—	68	—	68	—	12	—	12
Total debt securities	478	305	—	783	91	55	—	146

Equity securities
US common stocks	94	—	—	94	19	—	—	19
Non-US common stocks	465	—	—	465	68	—	—	68
Mutual funds	3	—	—	3	6	—	—	6
Real estate investment trusts	30	—	—	30	5	—	—	5
Total equity securities	592	—	—	592	98	—	—	98

Other funds at NAV**
Commingled funds	—	—	—	650	—	—	—	106
Private equity funds	—	—	—	1,056	—	—	—	203
Hedge funds	—	—	—	415	—	—	—	62
Real estate funds (including infrastructure and timber)	—	—	—	445	—	—	—	79
Total other funds	—	—	—	2,566	—	—	—	450
Derivative assets/ liabilities	1	—	—	1	—	—	—	—
Other assets/ liabilities***, net	—	—	—	23	—	—	—	5
Total Assets	$1,071	$305	$—	$3,965	$189	$55	$—	$699
* Less than $0.5 million.
** Investments measured at fair value using NAV, have not been classified under the fair value hierarchy.
*** Includes receivables and payables carried at amounts that approximate fair value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

	June 30, 2018
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Discount notes and time deposits	$5	$2	$—	$7	$1	$—	$—	$1
Securities purchased under resale agreements	37	—	—	37	7	—	—	7
Government and agency securities	392	87	—	479	74	18	—	92
Corporate and convertible bonds	—	87	—	87	—	15	—	15
Asset-backed securities	—	37	—	37	—	6	—	6
Mortgage-backed securities	—	54	—	54	—	10	—	10
Total debt securities	434	267	—	701	82	49	—	131
Equity securities
US common stocks	109	—	—	109	19	—	—	19
Non-US common stocks	508	—	—	508	72	—	—	72
Mutual funds	33	—	—	33	12	—	—	12
Real estate investment trusts	63	—	—	63	10	—	—	10
Total equity securities	713	—	—	713	113	—	—	113
Other funds at NAV**
Commingled funds	—	—	—	531	—	—	—	87
Private equity funds	—	—	—	877	—	—	—	163
Hedge funds	—	—	—	455	—	—	—	69
Real estate funds (including infrastructure and timber)	—	—	—	436	—	—	—	71
Total other funds	—	—	—	2,299	—	—	—	390
Derivative assets/ liabilities	1	1	—	2	—	—	—	—
Other assets/ liabilities***, net	—	—	—	4	—	—	—	1
Total Assets	$1,148	$268	$—	$3,719	$195	$49	$—	$635
* Less than $0.5 million.
** Investments measured at fair value using NAV, have not been classified under the fair value hierarchy.
*** Includes receivables and payables carried at amounts that approximate fair value.
Valuation methods and assumptions
The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on Management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.
Debt securities
Debt securities include discount notes and time deposits, U.S. treasuries and agencies, debt obligations of foreign governments, sub-sovereigns and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in ABS such as collateralized mortgage obligations and mortgage backed securities. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

INTERNATIONAL FINANCE CORPORATION	Page 126

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

Equity securities
Equity securities (including Real Estate Investment Trusts) represent investments in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.
Commingled funds
Commingled funds are typically collective investment vehicles, such as trusts that are reported at NAV as provided by the investment manager or sponsor of the fund based on valuation of underlying investments.
Private equity funds
Private equity funds include investments primarily in leveraged buyouts, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. A large number of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Private equity funds also include private credit investments which comprise direct lending and opportunistic credit funds. Direct lending funds provide private financing to performing medium-size companies primarily owned by private equity sponsors. Opportunistic credit strategies (including distressed debt and multi-strategy funds) have flexible mandates to invest across both public and private markets globally. Private credit investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.
Real estate funds (including infrastructure and timber)
Real estate includes several funds which invest in core real estate as well as non-core type of real estate investments such as debt, value add, and opportunistic equity investments. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds
Hedge fund
Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAV provided by external managers or fund administrators (based on the valuations of underlying investments) on a monthly basis, taking into consideration the latest audited financial statements of the funds.
Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long-term and illiquid in nature with a quarter lag in reporting by the fund managers. Reporting of those asset classes with a reporting lag, Management estimates are based on the latest available information taking into account underlying market fundamentals and significant events through the balance sheet date.
Investment in derivatives
Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating market observable inputs.
Estimated future benefits payments
The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2019 (US$ millions):

	SRP	RSBP	PEBP
July 1, 2019 - June 30, 2020	$150	$9	$16
July 1, 2020 - June 30, 2021	157	11	17
July 1, 2021 - June 30, 2022	165	12	18
July 1, 2022 - June 30, 2023	173	13	20
July 1, 2023 - June 30, 2024	182	15	22
July 1, 2024 - June 30, 2029	1,115	100	146
Expected contributions
IFC’s contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during the year beginning July 1, 2019 is $72 million and $19 million, respectively.

INTERNATIONAL FINANCE CORPORATION	Page 127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE W – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL

IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its consolidated balance sheet. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below (US$ millions). The gross and net positions include derivative assets of $490 million and derivative liabilities of $51 million as of June 30, 2019, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

June 30, 2019
Assets	Gross amount of assets presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$3,560	*	$2,120	$291	***	$1,149
Resale agreements	124		—	—		124
Total assets	$3,684		$2,120	$291		$1,273

June 30, 2019
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$4,479	**	$2,100	$1,635	$744
Repurchase and securities lending agreements	8,151		8,151	—	—
Total liabilities	$12,630		$10,251	$1,635	$744

June 30, 2018
Assets	Gross amount of assets presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Collateral received		Net amount
Derivative assets	$3,450	*	$1,948	$432	***	$1,070
Resale agreements	—		—	—		—
Total assets	$3,450		$1,948	$432		$1,070

June 30, 2018
Liabilities	Gross amount of liabilities presented in the consolidated balance sheet		Gross amounts not offset in the consolidated balance sheet
			Financial instruments	Cash Collateral pledged	Net amount
Derivative liabilities	$4,724	**	$1,948	$1,819	$957
Repurchase and securities lending agreements	6,129		6,129	—	—
Total liabilities	$10,853		$8,077	$1,819	$957
* Includes accrued income of $704 million and $641 million as of June 30, 2019 and June 30, 2018 respectively.
** Includes accrued charges of $515 million and $435 million as of June 30, 2019 and June 30, 2018 respectively.
*** Includes cash collateral of $143 million and $210 million as of June 30, 2019 and June 30, 2018 respectively. The remaining amounts of collateral received consist of off-balance-sheet US Treasury securities reported in the above table at fair value.

INTERNATIONAL FINANCE CORPORATION	Page 128

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE W – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (“ISDA” Agreements). ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.
IFC’s ISDA Agreements are appended by a Credit Support Annex (“CSA”) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheet for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheet. As of June 30, 2019, $1,734 million of cash collateral was posted under CSAs ($1,987 million June 30, 2018). IFC recognizes a receivable on its balance sheet for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of June 30, 2019, IFC had $178 million ($236 million at June 30, 2018) of outstanding obligations to return cash collateral under CSAs. The estimated fair value of all securities received and held as collateral under CSAs as of June 30, 2019, all of which may be rehypothecated was $162 million ($231 million - June 30, 2018). As of June 30, 2019, $0 of such collateral was rehypothecated under securities lending agreements ($8 million - June 30, 2018).
Collateral posted by IFC in connection with repurchase agreements approximates the amounts classified as Securities sold under repurchase agreements. At June 30, 2019, trading securities with a carrying amount (fair value) of $197 million ($202 million - June 30, 2018) were pledged in connection with borrowings under a short-term discount note program, the carrying amount of which was $2,207 million ($2,262 million - June 30, 2018).
Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $71 million at June 30, 2019 ($61 million at June 30, 2018). At June 30, 2019, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $0 would be required to be posted against net liability positions with counterparties at June 30, 2019 ($0 at June 30, 2018).
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. The estimated fair value of all securities received and held as collateral under these master netting agreements as of June 30, 2019 was $124 ($0 - June 30, 2018).
The following table presents an analysis of IFC’s repurchase and securities lending transactions by (1) class of collateral pledged and (2) their remaining contractual maturity as of June 30, 2019 and June 30, 2018 (US$ millions):

	Remaining Contractual Maturity of the Agreements - June 30, 2019
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$6,263	$1,913	$—	$8,176
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—
Total Repurchase agreements	—	6,263	1,913	—	8,176
Securities lending transactions
U.S. Treasury securities	$—	$—	$—	$—	$—
Total Securities lending transactions	—	—	—	—	—
Total Repurchase agreements and Securities lending transactions	$—	$6,263	$1,913	$—	$8,176	*
As of June 30, 2019, IFC has no repurchase-to-maturity transactions outstanding.
* Includes accrued interest.

INTERNATIONAL FINANCE CORPORATION	Page 129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE W – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)

	Remaining Contractual Maturity of the Agreements - June 30, 2018
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$6,128	$—	$—	$6,128
Agency securities	—	—	—	—	—
Municipal securities and other	—	—	—	—	—
Total Repurchase agreements	—	6,128	—	—	6,128
Securities lending transactions
U.S. Treasury securities	$8	$—	$—	$—	$8
Total Securities lending transactions	8	—	—	—	8
Total Repurchase agreements and Securities lending transactions	$8	$6,128	$—	$—	$6,136	*
As of June 30, 2018, IFC has no repurchase-to-maturity transactions outstanding.
*Includes accrued interest
NOTE X – RELATED PARTY TRANSACTIONS

IFC transacts with related parties including by providing grants to IDA (see Note O - Retained Earnings Designation and Related Expenditures and Accumulated Other Comprehensive Income), receiving loans (see Note K - Borrowings), participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other postretirement plans.
IFC's receivables from (payables to) its related parties are presented in the following table (US$ millions):

	June 30, 2019			June 30, 2018
	IBRD	IDA	Total	IBRD	IDA	Total
Services and Support Payables	$(67)	$—	$(67)	$(41)	$—	$(41)
PSW Facility	—	—	—	—	1	1
Borrowings	—	(717)	(717)	—	(807)	(807)
Pension and Other Postretirement Benefits	414	—	414	352	—	352
Share of Investments**	114	—	114	80	—	80
	$461	$(717)	$(256)	$391	$(806)	$(415)
* Less than $0.5 million.
** Represents receivable from IBRD for IFC's share of investments associated with Post-Retirement Contribution Reserve Fund (PCRF), which is a fund established to stabilize contributions made to the pension plans.
The receivables from (payables to) these related parties are reported in the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Receivable for pension and other postretirement benefits, and shares of investments	Receivables and other assets
Payable for services and support	Payables and other liabilities

INTERNATIONAL FINANCE CORPORATION	Page 130

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE X – RELATED PARTY TRANSACTIONS (continued)

Services and Support Payments
IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the year ended June 30, 2019, were $128 million ($110 million - year ended June 30, 2018; $109 million - year ended June 30, 2017). Other chargebacks include $24 million for the year ended June 30, 2019 ($22 million - year ended June 30, 2018; $20 million - year ended June 30, 2017).
Pension and Other Postretirement Benefits
The receivable from IBRD represents IFC’s net share of prepaid costs for pension and other postretirement benefit plans and Post-Employment Benefits Plan (PEBP) assets. These will be realized over the lives of the plan participants.
IDA Private Sector Window (IDA-PSW)
As part of the IDA 18 Replenishment, a $2.5 billion IDA-PSW has been created to mobilize private sector investment in IDA-only and IDA-eligible fragile and conflict-affected states. Under the fee arrangement for the IDA-PSW, IDA will receive a fee for transactions executed under this window and will reimburse IFC and MIGA for the related costs incurred in administering transactions below.
IDA-PSW transactions (in US$ millions)

Facility	USD Notional	Net Asset/(Liability) position	Description	Balance Sheet Location
Local currency	25	1	Currency swaps with IDA to support local currency denominated loans	Derivative assets/liabilities

Facility	Commitments	Net Asset/(Liability) position	Description	Balance Sheet Location
Blended Finance	19	(1)	Funding for IFC's IDA-PSW equity investments	Payables and other liabilities
Blended Finance	120	-	Guarantee from IDA that shares the first loss to support IFC's Small Loan Guarantee Program in IDA-PSW eligible countries	Off-balance sheet item
Borrowings
During the quarter ended September 30, 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1,179 million. The Note requires payments totaling $1,318 million, resulting in an effective interest rate of 1.84%. With IFC’s consent, IDA may redeem the Note after September 2, 2019, upon an adverse change in its financial condition or outlook. The amount due to IDA upon such redemption is equal to the present value of the all unpaid amounts discounted at the effective interest rate. IDA may transfer the Note; however, its redemption right is not transferrable. IFC has elected the Fair Value Option for the Note.
IFC has investments where IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence, and equity interests in private equity funds. However, IFC’s transactions with its investment affiliates are limited to IFC’s equity and debt investments and disclosed in other footnotes.

NOTE Y – SUBSEQUENT EVENTS
The fair value of IFC’s listed equity investments is based on market prices of such investments as of June 30, 2019. Changes in market prices subsequent to June 30, 2019 will be reported in the period in which such change occurs.

NOTE Z – CONTINGENCIES
In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC’s Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC’s financial position, results of operations or cash flows.

Independent Auditors’ Report

President and Board of Directors
International Finance Corporation:
We have audited the accompanying consolidated financial statements of the International Finance Corporation and its subsidiaries (“IFC”), which comprise the consolidated balance sheet as of June 30, 2019, and the related consolidated statements of operations, comprehensive income (loss), changes in capital and cash flows, for the year then ended, and the related notes to the consolidated financial statements.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to IFC’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IFC as of June 30, 2019, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.
Predecessor Auditors' Opinion on 2018 Financial Statements
The consolidated financial statements of IFC as of and for each of the years in the two year period ended June 30, 2018 were audited by other auditors whose report, dated August 9, 2018, expressed an unmodified opinion on those statements.
Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidated statement of capital stock and voting power as of June 30, 2019 (supplementary information) listed in the index is presented for purposes of additional analysis and is not a required part of the consolidated financial statements. This supplementary information is the responsibility of IFC’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. Such information has been subjected to the auditing procedures applied in our audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such information is fairly stated in all material respects in relation to the consolidated financial statements as a whole. The 2018 supplementary information was subjected to auditing procedures by other auditors whose report, dated August 9, 2018, referred to above, stated that such information is fairly stated in all material respects in relation to the 2018 financial statements as a whole.

Report on Internal Control over Financial Reporting
We also have audited in accordance with auditing standards generally accepted in the United States of America, IFC's internal control over financial reporting as of June 30, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 8, 2019 expressed an unmodified opinion over IFC’s internal control over financial reporting.

August 8, 2019

INTERNATIONAL FINANCE CORPORATION	Page 133

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2018
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
19_20XXXXX	AUD	150,000,000	111,412,500	3.15	26-Jul-18
19_42XXXXX	AUD	50,000,000	36,360,000	3.15	13-Aug-18
19_56XXXXX	AUD	100,000,000	72,325,000	4.00	31-Aug-18
19_61XXXXX	AUD	300,000,000	213,795,000	4.25	10-Sep-18
19_69XXXXX	AUD	50,000,000	36,027,500	3.15	18-Sep-18
19_74XXXXX	AUD	75,000,000	54,630,000	3.20	21-Sep-18
	Sum Of Notional	725,000,000	524,550,000
19_07XXXXX	BRL	30,000,000	7,736,944	6.20	12-Jul-18
19_19XXXXX	BRL	6,000,000	1,566,662	—	20-Jul-18
19_16XXXXX	BRL	12,000,000	3,172,924	6.00	24-Jul-18
19_26XXXXX	BRL	17,000,000	4,538,659	6.20	27-Jul-18
19_40XXXXX	BRL	25,000,000	6,576,697	6.20	10-Aug-18
19_41XXXXX	BRL	75,000,000	19,730,092	7.50	10-Aug-18
19_49XXXXX	BRL	80,000,000	20,499,680	8.25	16-Aug-18
19_59XXXXX	BRL	17,000,000	4,187,553	6.20	10-Sep-18
19_63XXXXX	BRL	75,000,000	18,474,499	7.50	10-Sep-18
19_70XXXXX	BRL	17,000,000	4,086,391	6.20	19-Sep-18
19_82XXXXX	BRL	75,000,000	18,688,794	7.50	28-Sep-18
	Sum Of Notional	429,000,000	109,258,895
19_14XXXXX	CAD	500,000,000	377,614,984	2.38	19-Jul-18
	Sum Of Notional	500,000,000	377,614,984
19_72XXXXX	CNY	300,000,000	43,794,661	3.70	20-Sep-18
	Sum Of Notional	300,000,000	43,794,661
19_518XXXX	CRC	5,668,000,000	9,987,665	8.44	26-Jul-18
	Sum Of Notional	5,668,000,000	9,987,665
19_37XXXXX	EUR	50,000,000	57,032,500	—	14-Aug-18
19_45XXXXX	EUR	40,000,000	45,626,000	1.94	14-Aug-18
19_46XXXXX	EUR	10,000,000	11,406,500	1.85	14-Aug-18
19_64XXXXX	EUR	40,000,000	46,338,000	1.89	11-Sep-18
19_68XXXXX	EUR	10,000,000	11,662,000	1.83	17-Sep-18
19_77XXXXX	EUR	50,000,000	57,902,500	1.98	28-Sep-18
	Sum Of Notional	200,000,000	229,967,500
19_05XXXXX	GBP	350,000,000	462,087,500	1.25	12-Jul-18
19_54XXXXX	GBP	500,000,000	644,400,000	1.38	29-Aug-18
	Sum Of Notional	850,000,000	1,106,487,500
19_10XXXXX	JPY	5,642,000,000	50,785,364	3.32	23-Jul-18
19_11XXXXX	JPY	545,000,000	4,905,711	1.00	23-Jul-18
19_21XXXXX	JPY	1,333,000,000	12,027,972	0.10	26-Jul-18
19_38XXXXX	JPY	650,000,000	5,845,324	6.10	29-Aug-18
19_55XXXXX	JPY	100,000,000	900,050	2.30	10-Sep-18
19_66XXXXX	JPY	1,000,000,000	8,866,427	1.00	27-Sep-18
19_67XXXXX	JPY	1,000,000,000	8,866,427	1.20	27-Sep-18
19_76XXXXX	JPY	1,115,000,000	9,886,066	7.81	27-Sep-18
	Sum Of Notional	11,385,000,000	102,083,341

INTERNATIONAL FINANCE CORPORATION	Page 134

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2018
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
19_519XXXX	KZT	8,577,000,000	24,575,227	8.30	1-Aug-18
19_547XXXX	KZT	2,005,867,110	5,403,300	8.30	17-Sep-18
	Sum Of Notional	10,582,867,110	29,978,527
18_369XXXX	MXN	100,000,000	4,985,840	7.02	2-Jul-18
19_09XXXXX	MXN	22,000,000	1,161,195	5.60	17-Jul-18
19_53XXXXX	MXN	250,000,000	13,319,836	7.25	28-Aug-18
19_48XXXXX	MXN	233,000,000	12,163,481	7.02	7-Sep-18
19_71XXXXX	MXN	23,000,000	1,226,739	6.00	20-Sep-18
	Sum Of Notional	628,000,000	32,857,091
19_57XXXXX	NZD	600,000,000	394,980,000	2.63	7-Sep-18
	Sum Of Notional	600,000,000	394,980,000
19_18XXXXX	RUB	500,000,000	7,868,997	6.75	20-Jul-18
19_44XXXXX	RUB	1,000,000,000	14,671,846	5.50	13-Aug-18
19_65XXXXX	RUB	500,000,000	7,196,259	6.75	12-Sep-18
19_73XXXXX	RUB	140,000,000	2,131,466	4.50	25-Sep-18
	Sum Of Notional	2,140,000,000	31,868,568
19_06XXXXX	SEK	1,000,000,000	112,063,652	0.52	13-Jul-18
19_79XXXXX	SEK	500,000,000	56,214,199	0.90	28-Sep-18
19_80XXXXX	SEK	500,000,000	56,214,199	0.52	28-Sep-18
	Sum Of Notional	2,000,000,000	224,492,050
19_01XXXXX	TRY	20,000,000	4,196,920	10.00	11-Jul-18
18_374XXXX	TRY	20,000,000	4,149,851	15.00	12-Jul-18
19_02XXXXX	TRY	50,000,000	10,374,628	—	12-Jul-18
19_04XXXXX	TRY	50,000,000	10,374,628	10.40	12-Jul-18
19_08XXXXX	TRY	50,000,000	10,374,628	—	12-Jul-18
19_12XXXXX	TRY	50,000,000	10,324,712	—	16-Jul-18
19_15XXXXX	TRY	50,000,000	10,341,689	—	19-Jul-18
19_22XXXXX	TRY	100,000,000	20,529,665	—	25-Jul-18
18_365XXXX	TRY	31,000,000	6,318,149	—	30-Jul-18
19_24XXXXX	TRY	2,840,000	578,824	17.72	30-Jul-18
19_25XXXXX	TRY	52,630,000	10,726,587	5.00	30-Jul-18
19_32XXXXX	TRY	25,000,000	5,107,252	—	31-Jul-18
19_29XXXXX	TRY	250,000,000	50,797,521	16.00	1-Aug-18
19_36XXXXX	TRY	20,000,000	3,947,888	—	2-Aug-18
19_33XXXXX	TRY	15,000,000	2,953,628	9.00	3-Aug-18
19_35XXXXX	TRY	50,000,000	9,845,427	10.40	3-Aug-18
19_43XXXXX	TRY	20,000,000	3,364,455	—	10-Aug-18
19_39XXXXX	TRY	75,000,000	12,206,038	—	15-Aug-18
19_03XXXXX	TRY	4,000,000	650,195	15.15	17-Aug-18
19_28XXXXX	TRY	107,000,000	16,544,260	—	29-Aug-18
	Sum Of Notional	1,042,470,000	203,706,945
19_17XXXXX	USD	25,000,000	25,000,000	2.69	20-Jul-18
19_23XXXXX	USD	150,000,000	150,000,000	2.52	25-Jul-18
19_30XXXXX	USD	1,119,000	1,119,000	2.75	27-Jul-18

INTERNATIONAL FINANCE CORPORATION	Page 135

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2018
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
19_27XXXXX	USD	46,780,000	46,780,000	0.10	30-Jul-18
19_31XXXXX	USD	2,000,000,000	2,000,000,000	2.88	31-Jul-18
19_13XXXXX	USD	61,000,000	61,000,000	2.26	17-Aug-18
19_50XXXXX	USD	8,032,000	8,032,000	2.75	17-Aug-18
19_51XXXXX	USD	150,000,000	150,000,000	2.52	24-Aug-18
19_52XXXXX	USD	32,150,000	32,150,000	0.10	28-Aug-18
19_60XXXXX	USD	55,000,000	55,000,000	2.75	6-Sep-18
19_47XXXXX	USD	28,600,000	28,600,000	2.27	7-Sep-18
19_62XXXXX	USD	20,000,000	20,000,000	2.16	7-Sep-18
19_75XXXXX	USD	100,000,000	100,000,000	2.51	25-Sep-18
	Sum Of Notional	2,677,681,000	2,677,681,000
18_725XXXX	UZS	80,000,000,000	10,195,953	9.45	6-Jul-18
	Sum Of Notional	80,000,000,000	10,195,953
18_359XXXX	ZAR	22,000,000	1,632,877	7.00	10-Jul-18
18_367XXXX	ZAR	59,000,000	4,476,615	6.28	30-Jul-18
19_34XXXXX	ZAR	65,100,000	4,457,897	6.26	30-Aug-18
19_58XXXXX	ZAR	62,500,000	4,432,656	6.46	27-Sep-18
	Sum Of Notional	208,600,000	15,000,045

TOTAL NEW MARKET BORROWINGS			6,124,504,725

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
09_56XXXXX	AUD	80,000,000	57,984,000	0.50	25-Sep-18
	Sum Of Notional	80,000,000	57,984,000
15_178XXXX	BRL	9,170,000	2,343,471	9.20	5-Jul-18
17_47_B3XX	BRL	25,000,000	6,447,453	—	12-Jul-18
15_12XXXXX	BRL	236,000,000	63,991,323	8.88	26-Jul-18
16_203_B2X	BRL	46,000,000	12,101,124	—	10-Aug-18
17_11_B1XX	BRL	10,000,000	2,630,679	—	10-Aug-18
16_33XXXXX	BRL	3,500,000	855,160	9.00	25-Sep-18
	Sum Of Notional	329,670,000	88,369,210
15_164_B1X	INR	480,000,000	6,973,957	6.45	23-Jul-18
15_164_B2X	INR	531,350,000	7,397,842	6.45	14-Sep-18
	Sum Of Notional	1,011,350,000	14,371,799
18_257_B1X	JPY	690,000,000	6,238,134	1.20	1-Jul-18
18_366_B1X	JPY	16,000,000	143,814	0.10	11-Jul-18
06_18_B1XX	JPY	1,000,000,000	9,002,926	0.70	28-Aug-18
	Sum Of Notional	1,706,000,000	15,384,874
18_582XXXX	KZT	1,335,000,000	3,596,153	7.00	17-Sep-18
	Sum Of Notional	1,335,000,000	3,596,153
14_02XXXXX	MXN	129,600,000	6,931,779	3.88	26-Jul-18
14_06XXXXX	MXN	436,800,000	23,150,307	3.78	22-Aug-18
14_05XXXXX	MXN	38,000,000	2,024,615	3.62	28-Aug-18

INTERNATIONAL FINANCE CORPORATION	Page 136

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2018
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_51XXXXX	MXN	210,000,000	10,812,175	6.16	4-Sep-18
14_15XXXXX	MXN	67,550,000	3,553,916	4.22	26-Sep-18
14_11XXXXX	MXN	40,000,000	2,116,861	4.15	27-Sep-18
	Sum Of Notional	921,950,000	48,589,653
17_59_B1XX	NGN	3,300,000,000	9,108,000	13.70	23-Aug-18
17_54_B1XX	NGN	1,360,000,000	3,780,800	13.70	7-Sep-18
17_65_B1XX	NGN	5,200,000,000	14,456,000	13.70	7-Sep-18
	Sum Of Notional	9,860,000,000	27,344,800
17_40XXXXX	NZD	1,300,000	863,655	1.11	27-Sep-18
	Sum Of Notional	1,300,000	863,655
17_140_B1X	RUB	503,500,000	7,966,722	6.74	5-Jul-18
16_18XXXXX	RUB	300,000,000	4,712,624	8.00	6-Aug-18
17_24_B1XX	RUB	500,000,000	7,196,259	11.00	12-Sep-18
	Sum Of Notional	1,303,500,000	19,875,605
16_198XXXX	TRY	2,700,000	554,005	7.00	27-Jul-18
16_24XXXXX	TRY	2,800,000	436,995	8.90	18-Sep-18
17_41XXXXX	TRY	2,800,000	462,267	6.60	27-Sep-18
	Sum Of Notional	8,300,000	1,453,267
11_88XXXXX	USD	10,000,000	10,000,000	—	16-Jul-18
14_101XXXX	USD	1,000,000,000	1,000,000,000	1.25	16-Jul-18
15_141XXXX	USD	150,000,000	150,000,000	1.25	16-Jul-18
15_147XXXX	USD	150,000,000	150,000,000	1.25	16-Jul-18
15_52XXXXX	USD	100,000,000	100,000,000	1.25	16-Jul-18
16_102XXXX	USD	50,000,000	50,000,000	1.25	16-Jul-18
16_140XXXX	USD	100,000,000	100,000,000	1.25	16-Jul-18
16_60XXXXX	USD	120,000,000	120,000,000	1.25	16-Jul-18
16_63XXXXX	USD	100,000,000	100,000,000	1.25	16-Jul-18
04_18XXXXX	USD	36,000,000	36,000,000	1.00	17-Jul-18
18_295_B1X	USD	556,590	556,590	—	17-Jul-18
16_04XXXXX	USD	6,000,000	6,000,000	0.05	20-Jul-18
17_268XXXX	USD	20,206,340	20,206,340	0.15	27-Jul-18
18_49XXXXX	USD	37,128,000	37,128,000	1.33	1-Aug-18
19_27_B1XX	USD	30,000	30,000	0.10	6-Aug-18
17_34XXXXX	USD	25,000,000	25,000,000	0.88	13-Aug-18
18_357_B1X	USD	924,370	924,370	—	13-Aug-18
14_16XXXXX	USD	3,500,000,000	3,500,000,000	1.75	4-Sep-18
17_69XXXXX	USD	25,000,000	25,000,000	0.93	14-Sep-18
18_32XXXXX	USD	13,021,160	13,021,160	—	28-Sep-18
	Sum Of Notional	5,443,866,460	5,443,866,460
16_14XXXXX	ZAR	100,000,000	7,049,700	6.27	28-Aug-18
18_50XXXXX	ZAR	155,000,000	10,193,680	5.91	4-Sep-18
19_34_B1XX	ZAR	5,460,000	359,800	6.26	10-Sep-18
	Sum Of Notional	260,460,000	17,603,180

TOTAL MATURED MARKET BORROWINGS			5,739,302,656

INTERNATIONAL FINANCE CORPORATION	Page 137

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2018
Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	61,167,978	61,167,978	1.84	17-Sep-18
	Sum Of Notional	61,167,978	61,167,978

TOTAL MATURED IBRD AND IDA BORROWINGS			61,167,978

Net increase in Short-term Borrowings for the quarter ended September 30, 2018			161,138,797

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 138

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2018
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
19_89XXXXX	AUD	75,000,000	53,602,500	3.20	18-Oct-18
	Sum Of Notional	75,000,000	53,602,500
19_78XXXXX	BRL	17,000,000	4,198,516	6.20	1-Oct-18
19_88XXXXX	BRL	10,000,000	2,643,405	6.20	15-Oct-18
19_90XXXXX	BRL	10,000,000	2,679,169	6.20	25-Oct-18
19_97XXXXX	BRL	30,000,000	8,092,033	6.20	5-Nov-18
19_102XXXX	BRL	25,000,000	6,643,900	—	13-Nov-18
19_109XXXX	BRL	30,000,000	7,872,879	6.20	14-Nov-18
19_117XXXX	BRL	15,000,000	3,889,739	6.20	30-Nov-18
19_135XXXX	BRL	5,000,000	1,285,331	6.00	19-Dec-18
19_139XXXX	BRL	25,000,000	6,478,362	6.20	20-Dec-18
	Sum Of Notional	167,000,000	43,783,334
19_98XXXXX	CLP	2,070,000,000	3,068,258	2.30	7-Nov-18
	Sum Of Notional	2,070,000,000	3,068,258
19_86XXXXX	EUR	10,000,000	11,580,000	1.89	12-Oct-18
19_112XXXX	EUR	10,000,000	11,432,000	0.08	20-Nov-18
19_116XXXX	EUR	15,000,000	17,057,250	1.85	30-Nov-18
19_131XXXX	EUR	50,000,000	56,755,000	1.60	17-Dec-18
19_133XXXX	EUR	10,000,000	11,424,500	1.78	21-Dec-18
19_141XXXX	EUR	20,000,000	22,778,000	1.83	27-Dec-18
	Sum Of Notional	115,000,000	131,026,750
19_100XXXX	GBP	150,000,000	197,415,000	1.25	7-Nov-18
	Sum Of Notional	150,000,000	197,415,000
19_118XXXX	HKD	200,000,000	25,575,284	2.40	3-Dec-18
	Sum Of Notional	200,000,000	25,575,284
19_554XXXX	IDR	2,000,000,000,000	131,319,764	8.00	9-Oct-18
	Sum Of Notional	2,000,000,000,000	131,319,764
19_562XXXX	INR	7,347,000,000	100,143,120	7.45	26-Oct-18
	Sum Of Notional	7,347,000,000	100,143,120
19_83XXXXX	JPY	100,000,000	894,975	4.52	15-Oct-18
19_121XXXX	JPY	300,000,000	2,662,761	3.91	10-Dec-18
	Sum Of Notional	400,000,000	3,557,736
19_81XXXXX	MXN	58,000,000	3,128,709	6.00	1-Oct-18
19_94XXXXX	MXN	58,000,000	2,964,553	6.00	26-Oct-18
19_113XXXX	MXN	500,000,000	24,566,765	8.50	23-Nov-18
19_93XXXXX	MXN	555,000,000	27,466,817	7.50	29-Nov-18
19_128XXXX	MXN	2,400,000,000	118,810,411	—	17-Dec-18
	Sum Of Notional	3,571,000,000	176,937,255
19_125XXXX	NOK	1,055,000,000	121,211,425	4.00	19-Dec-18
	Sum Of Notional	1,055,000,000	121,211,425
19_99XXXXX	PLN	25,000,000	6,619,623	1.25	6-Nov-18
	Sum Of Notional	25,000,000	6,619,623
19_110XXXX	RON	100,000,000	24,212,196	3.35	28-Nov-18
	Sum Of Notional	100,000,000	24,212,196

INTERNATIONAL FINANCE CORPORATION	Page 139

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2018
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
19_91XXXXX	RUB	200,000,000	3,045,299	4.50	25-Oct-18
	Sum Of Notional	200,000,000	3,045,299
19_138XXXX	SEK	200,000,000	22,078,711	1.87	19-Dec-18
	Sum Of Notional	200,000,000	22,078,711
19_95XXXXX	TRY	200,000,000	36,208,598	—	30-Oct-18
19_96XXXXX	TRY	50,000,000	9,143,107	—	2-Nov-18
19_103XXXX	TRY	50,000,000	9,102,163	17.00	9-Nov-18
19_111XXXX	TRY	50,000,000	9,254,375	—	15-Nov-18
19_115XXXX	TRY	50,000,000	9,546,175	17.00	27-Nov-18
19_119XXXX	TRY	17,000,000	3,195,279	12.00	4-Dec-18
19_123XXXX	TRY	30,000,000	5,638,727	17.00	4-Dec-18
19_124XXXX	TRY	200,000,000	37,409,749	14.00	18-Dec-18
19_136XXXX	TRY	20,000,000	3,740,975	17.00	18-Dec-18
19_137XXXX	TRY	100,000,000	18,704,874	—	18-Dec-18
19_126XXXX	TRY	80,000,000	15,203,200	—	20-Dec-18
19_140XXXX	TRY	27,000,000	5,106,286	12.00	27-Dec-18
19_142XXXX	TRY	100,000,000	18,912,172	—	27-Dec-18
	Sum Of Notional	974,000,000	181,165,680
19_84XXXXX	USD	100,000,000	100,000,000	3.06	4-Oct-18
19_85XXXXX	USD	15,983,830	15,983,830	—	4-Oct-18
19_87XXXXX	USD	3,357,000	3,357,000	3.00	12-Oct-18
19_561_1XX	USD	6,470,000	6,470,000	8.00	25-Oct-18
19_108XXXX	USD	8,490,000	8,490,000	3.00	8-Nov-18
19_104XXXX	USD	14,392,000	14,392,000	2.98	9-Nov-18
19_105XXXX	USD	14,189,000	14,189,000	2.87	9-Nov-18
19_106XXXX	USD	14,607,000	14,607,000	3.05	9-Nov-18
19_107XXXX	USD	14,005,000	14,005,000	2.63	9-Nov-18
19_101XXXX	USD	100,000,000	100,000,000	3.00	13-Nov-18
19_114XXXX	USD	12,610,000	12,610,000	0.10	26-Nov-18
19_92XXXXX	USD	12,400,000	12,400,000	2.56	29-Nov-18
19_129XXXX	USD	10,408,000	10,408,000	3.00	6-Dec-18
19_120XXXX	USD	2,500,000	2,500,000	3.00	10-Dec-18
19_127XXXX	USD	60,000,000	60,000,000	4.35	10-Dec-18
19_130XXXX	USD	60,000,000	60,000,000	4.35	10-Dec-18
19_134XXXX	USD	5,950,000	5,950,000	0.10	17-Dec-18
19_583_1XX	USD	5,000,000	5,000,000	9.00	20-Dec-18
	Sum Of Notional	460,361,830	460,361,830
19_580XXXX	UZS	123,000,000,000	14,834,791	9.45	11-Dec-18
19_586XXXX	UZS	113,000,000,000	13,576,721	9.70	18-Dec-18
	Sum Of Notional	236,000,000,000	28,411,512

TOTAL NEW MARKET BORROWINGS			1,713,535,276

INTERNATIONAL FINANCE CORPORATION	Page 140

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2018
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
14_23XXXXX	AUD	21,900,000	15,608,130	3.51	16-Oct-18
14_31XXXXX	AUD	86,100,000	62,663,580	3.41	20-Nov-18
09_99XXXXX	AUD	60,000,000	43,161,000	0.50	18-Dec-18
	Sum Of Notional	168,000,000	121,432,710
16_156_B1X	BRL	49,380,000	13,396,636	10.00	23-Oct-18
15_53XXXXX	BRL	260,000,000	69,658,406	8.62	25-Oct-18
16_70XXXXX	BRL	155,590,000	41,394,631	10.47	19-Nov-18
17_109XXXX	BRL	100,000,000	26,428,807	—	21-Nov-18
17_116XXXX	BRL	32,000,000	8,457,218	—	21-Nov-18
17_134YYYY	BRL	100,000,000	26,428,808	—	21-Nov-18
17_47XXXXX	BRL	13,000,000	3,435,745	—	21-Nov-18
	Sum Of Notional	709,970,000	189,200,251
18_113XXXX	CLP	4,400,000,000	6,481,454	2.05	9-Nov-18
	Sum Of Notional	4,400,000,000	6,481,454
18_103XXXX	CNY	47,000,000	6,754,863	3.77	13-Nov-18
	Sum Of Notional	47,000,000	6,754,863
15_511XXXX	CRC	833,333,333	1,352,814	7.86	15-Nov-18
	Sum Of Notional	833,333,333	1,352,814
04_78XXXXX	HKD	185,000,000	23,620,891	5.28	21-Nov-18
	Sum Of Notional	185,000,000	23,620,891
15_164XXXX	INR	14,988,650,000	203,394,511	6.45	30-Oct-18
16_11XXXXX	INR	2,000,000,000	27,139,804	6.45	30-Oct-18
	Sum Of Notional	16,988,650,000	230,534,315
18_252_B1X	JPY	1,582,000,000	13,975,265	2.00	8-Oct-18
18_199_B1X	JPY	3,236,000,000	28,961,382	1.71	13-Oct-18
18_226_B1X	JPY	2,000,000,000	17,899,494	5.48	15-Oct-18
	Sum Of Notional	6,818,000,000	60,836,141
17_279_B1X	MXN	190,000,000	10,073,697	5.41	17-Oct-18
14_35XXXXX	MXN	40,000,000	1,994,396	3.76	18-Dec-18
	Sum Of Notional	230,000,000	12,068,093
18_584XXXX	RSD	101,405,000	972,710	3.75	17-Dec-18
	Sum Of Notional	101,405,000	972,710
17_159_B2X	RUB	537,200,000	8,219,975	6.16	23-Oct-18
17_111_B1X	RUB	531,300,000	7,883,661	6.70	28-Nov-18
17_140_B2X	RUB	690,300,000	10,305,292	6.74	7-Dec-18
16_86XXXXX	RUB	3,000,000,000	45,090,406	8.75	17-Dec-18
17_02XXXXX	RUB	1,500,000,000	22,545,203	8.75	17-Dec-18
17_153XXXX	RUB	1,000,000,000	15,030,135	8.75	17-Dec-18
17_164XXXX	RUB	500,000,000	7,515,068	8.75	17-Dec-18
17_187XXXX	RUB	750,000,000	11,272,602	8.75	17-Dec-18
17_261XXXX	RUB	500,000,000	7,515,068	8.75	17-Dec-18
18_01XXXXX	RUB	750,000,000	11,272,601	8.75	17-Dec-18
18_80XXXXX	RUB	500,000,000	7,515,068	8.75	17-Dec-18
	Sum Of Notional	10,258,800,000	154,165,079

INTERNATIONAL FINANCE CORPORATION	Page 141

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2018
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
17_99XXXXX	SGD	100,000,000	72,684,983	1.03	17-Oct-18
	Sum Of Notional	100,000,000	72,684,983
12_23XXXXX	TRY	63,000,000	11,314,046	0.50	1-Nov-18
14_32XXXXX	TRY	163,700,000	30,619,880	6.74	20-Nov-18
17_100XXXX	TRY	2,800,000	532,623	6.05	28-Nov-18
	Sum Of Notional	229,500,000	42,466,549
15_159_B2X	USD	630,000	630,000	1.00	15-Oct-18
18_54XXXXX	USD	13,651,970	13,651,970	—	26-Oct-18
18_295_B2X	USD	749,300	749,300	—	13-Nov-18
18_357_B2X	USD	1,124,980	1,124,980	—	13-Nov-18
18_309XXXX	USD	8,435,000	8,435,000	2.06	15-Nov-18
18_48XXXXX	USD	15,000,000	15,000,000	5.19	26-Nov-18
16_73XXXXX	USD	500,000,000	500,000,000	1.25	27-Nov-18
19_114_B1X	USD	100,000	100,000	0.10	3-Dec-18
17_142XXXX	USD	20,000,000	20,000,000	10.27	5-Dec-18
17_167XXXX	USD	3,050,000	3,050,000	10.27	5-Dec-18
18_295_B3X	USD	4,219,430	4,219,430	—	11-Dec-18
18_357_B3X	USD	320,330	320,330	—	11-Dec-18
19_85_B1XX	USD	317,980	317,980	—	11-Dec-18
19_134_B1X	USD	180,000	180,000	0.10	27-Dec-18
	Sum Of Notional	567,778,990	567,778,990

TOTAL MATURED MARKET BORROWINGS			1,490,349,843

Net increase in Short-term Borrowings for the quarter ended December 31, 2018			128,046,877

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 142

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2019
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
19_151XXXX	AUD	400,000,000	287,600,000	2.70	18-Jan-19
19_158XXXX	AUD	25,000,000	17,848,750	3.15	23-Jan-19
19_159XXXX	AUD	50,000,000	35,697,500	3.15	23-Jan-19
19_205XXXX	AUD	25,000,000	17,568,750	3.15	06-Mar-19
19_217XXXX	AUD	25,000,000	17,730,000	3.15	20-Mar-19
19_223XXXX	AUD	25,000,000	17,707,500	3.15	29-Mar-19
	Sum Of Notional	550,000,000	394,152,500
19_149XXXX	BRL	12,000,000	3,225,286	5.40	16-Jan-19
19_189XXXX	BRL	200,000,000	53,174,519	7.00	14-Feb-19
19_197XXXX	BRL	100,000,000	26,654,583	8.25	26-Feb-19
19_201XXXX	BRL	200,000,000	53,348,271	6.75	27-Feb-19
19_206XXXX	BRL	15,000,000	3,906,148	—	07-Mar-19
19_210XXXX	BRL	75,000,000	19,538,882	7.50	12-Mar-19
19_222XXXX	BRL	100,000,000	25,793,804	6.50	27-Mar-19
	Sum Of Notional	702,000,000	185,641,493
19_175XXXX	CLP	5,000,000,000	7,671,359	2.75	05-Feb-19
19_221XXXX	CLP	5,000,000,000	7,360,464	2.75	26-Mar-19
	Sum Of Notional	10,000,000,000	15,031,823
19_150XXXX	GBP	500,000,000	646,650,000	0.96	18-Jan-19
	Sum Of Notional	500,000,000	646,650,000
19_145XXXX	JPY	1,000,000,000	9,132,837	1.50	28-Jan-19
19_171XXXX	JPY	553,000,000	5,005,657	2.76	27-Feb-19
19_193XXXX	JPY	8,620,000,000	78,026,703	3.00	27-Feb-19
19_196XXXX	JPY	2,384,000,000	21,579,543	8.22	27-Feb-19
19_199XXXX	JPY	4,669,000,000	42,262,955	2.60	27-Feb-19
19_166XXXX	JPY	500,000,000	4,512,839	3.75	28-Feb-19
19_167XXXX	JPY	610,000,000	5,505,664	1.20	28-Feb-19
19_180XXXX	JPY	1,000,000,000	8,952,151	0.10	07-Mar-19
19_176XXXX	JPY	1,303,000,000	11,720,261	2.00	08-Mar-19
19_216XXXX	JPY	1,000,000,000	9,064,129	1.45	28-Mar-19
	Sum Of Notional	21,639,000,000	195,762,739
19_182XXXX	KZT	22,900,000,000	60,713,718	8.95	06-Feb-19
	Sum Of Notional	22,900,000,000	60,713,718
19_147XXXX	MXN	70,000,000	3,663,579	—	11-Jan-19
19_153XXXX	MXN	1,750,000,000	92,418,269	—	17-Jan-19
19_174XXXX	MXN	1,500,000,000	78,445,524	—	06-Feb-19
19_186XXXX	MXN	100,000,000	5,145,092	—	14-Feb-19
19_187XXXX	MXN	50,000,000	2,572,545	—	14-Feb-19
	Sum Of Notional	3,470,000,000	182,245,009
19_213XXXX	NOK	1,065,550,000	124,869,628	3.40	25-Mar-19
	Sum Of Notional	1,065,550,000	124,869,628
19_177XXXX	NZD	1,500,000	1,011,750	1.50	08-Feb-19
	Sum Of Notional	1,500,000	1,011,750

INTERNATIONAL FINANCE CORPORATION	Page 143

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2019
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
19_154XXXX	RON	55,000,000	13,348,381	3.10	18-Jan-19
	Sum Of Notional	55,000,000	13,348,381
19_146XXXX	RUB	750,000,000	11,191,942	5.25	09-Jan-19
19_152XXXX	RUB	70,000,000	1,054,991	5.00	18-Jan-19
19_165XXXX	RUB	500,000,000	7,655,854	6.25	31-Jan-19
19_169XXXX	RUB	1,000,000,000	15,269,320	5.50	01-Feb-19
19_170XXXX	RUB	2,500,000,000	38,095,238	6.50	04-Feb-19
19_173XXXX	RUB	500,000,000	7,619,048	6.75	04-Feb-19
19_181XXXX	RUB	1,500,000,000	22,714,367	6.38	08-Feb-19
	Sum Of Notional	6,820,000,000	103,600,760
19_155XXXX	SEK	100,000,000	11,124,956	1.87	18-Jan-19
19_192XXXX	SEK	100,000,000	10,633,547	1.87	19-Feb-19
19_195XXXX	SEK	600,000,000	64,450,985	1.13	25-Feb-19
	Sum Of Notional	800,000,000	86,209,488
19_122XXXX	TRY	52,000,000	9,705,114	—	22-Jan-19
19_143XXXX	TRY	100,000,000	18,663,680	14.00	22-Jan-19
19_156XXXX	TRY	200,000,000	37,327,361	20.00	22-Jan-19
19_144XXXX	TRY	130,000,000	24,604,902	—	24-Jan-19
19_162XXXX	TRY	20,000,000	3,765,805	12.00	29-Jan-19
19_164XXXX	TRY	100,000,000	18,829,023	—	29-Jan-19
19_163XXXX	TRY	20,000,000	3,797,589	—	30-Jan-19
19_178XXXX	TRY	100,000,000	19,048,345	12.00	08-Feb-19
19_183XXXX	TRY	50,000,000	9,524,172	11.00	08-Feb-19
19_184XXXX	TRY	16,000,000	3,014,488	9.00	14-Feb-19
19_185XXXX	TRY	16,000,000	3,014,488	12.00	14-Feb-19
19_188XXXX	TRY	30,000,000	5,652,166	—	14-Feb-19
19_191XXXX	TRY	30,000,000	5,650,728	—	19-Feb-19
19_194XXXX	TRY	30,000,000	5,628,412	—	22-Feb-19
19_168XXXX	TRY	200,000,000	37,660,528	—	25-Feb-19
19_172XXXX	TRY	150,000,000	28,245,396	14.00	25-Feb-19
19_200XXXX	TRY	30,000,000	5,670,006	—	27-Feb-19
19_203XXXX	TRY	40,000,000	7,465,333	—	01-Mar-19
19_204XXXX	TRY	50,000,000	9,331,666	—	01-Mar-19
19_207XXXX	TRY	30,000,000	5,514,909	—	07-Mar-19
19_209XXXX	TRY	20,000,000	3,677,924	—	11-Mar-19
19_211XXXX	TRY	16,000,000	2,929,008	9.00	13-Mar-19
19_212XXXX	TRY	16,000,000	2,929,008	12.00	13-Mar-19
19_214XXXX	TRY	75,000,000	13,729,726	11.00	13-Mar-19
19_215XXXX	TRY	30,000,000	5,485,213	—	14-Mar-19
19_179XXXX	TRY	15,500,000	2,739,532	7.56	25-Mar-19
19_218XXXX	TRY	30,000,000	5,302,321	—	25-Mar-19
19_220XXXX	TRY	15,000,000	2,760,346	13.00	27-Mar-19
	Sum Of Notional	1,611,500,000	301,667,189

INTERNATIONAL FINANCE CORPORATION	Page 144

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2019
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
19_157XXXX	USD	3,478,000	3,478,000	2.50	23-Jan-19
19_161XXXX	USD	10,000,000	10,000,000	2.63	25-Jan-19
19_618XXXX	USD	5,000,000	5,000,000	8.82	04-Feb-19
19_190XXXX	USD	2,512,000	2,512,000	2.63	15-Feb-19
19_198XXXX	USD	10,000,000	10,000,000	5.10	27-Feb-19
19_632XXXX	USD	5,000,000	5,000,000	8.77	07-Mar-19
	Sum Of Notional	35,990,000	35,990,000
19_148XXXX	ZAR	300,000,000	21,726,693	6.80	15-Jan-19
19_160XXXX	ZAR	70,000,000	5,116,136	7.20	25-Jan-19
19_202XXXX	ZAR	70,000,000	5,014,219	7.13	28-Feb-19
19_219XXXX	ZAR	100,000,000	6,847,650	7.50	27-Mar-19
	Sum Of Notional	540,000,000	38,704,698

TOTAL NEW MARKET BORROWINGS			2,385,599,176

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
16_105XXXX	BRL	100,000,000	26,733,679	12.00	29-Jan-19
16_203_B3X	BRL	27,500,000	7,528,162	—	31-Jan-19
16_123XXXX	BRL	101,430,000	27,226,607	10.57	21-Feb-19
16_208_B1X	BRL	25,550,000	6,817,606	7.00	25-Feb-19
16_195_B3X	BRL	26,900,000	7,170,083	—	26-Feb-19
16_203_B4X	BRL	46,500,000	12,394,381	—	26-Feb-19
16_59_B5XX	BRL	43,000,000	11,461,471	11.12	26-Feb-19
16_131XXXX	BRL	300,000,000	78,155,529	10.11	12-Mar-19
	Sum Of Notional	670,880,000	177,487,518
18_218XXXX	CNY	9,300,000	1,369,692	3.77	11-Feb-19
	Sum Of Notional	9,300,000	1,369,692
99_24XXXXX	EUR	26,478,000	29,875,127	8.19	12-Feb-19
99_26_XXXX	EUR	33,718,000	38,167,090	8.19	15-Mar-19
99_38ZZZZZ	EUR	1,692,000	1,915,259	8.19	15-Mar-19
	Sum Of Notional	61,888,000	69,957,476
18_283XXXX	HKD	400,000,000	50,960,283	1.54	26-Mar-19
	Sum Of Notional	400,000,000	50,960,283
15_108_B1X	INR	1,283,620,000	18,046,493	7.80	31-Jan-19
14_508_B1X	INR	400,000,000	5,621,333	7.80	20-Feb-19
15_108_B2X	INR	1,200,000,000	16,961,370	7.80	28-Feb-19
15_108_B3X	INR	1,100,000,000	15,547,923	7.80	28-Feb-19
15_108_B4X	INR	2,666,380,000	38,142,363	7.80	11-Mar-19
15_153_B1X	INR	433,620,000	6,202,901	7.80	11-Mar-19
15_153_B2X	INR	1,000,000,000	14,460,270	7.80	28-Mar-19
16_653YXXX	INR	300,000,000	4,330,567	5.36	29-Mar-19
	Sum Of Notional	8,383,620,000	119,313,220

INTERNATIONAL FINANCE CORPORATION	Page 145

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2019
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
18_313_B2X	JPY	2,943,000,000	27,241,172	1.00	10-Jan-19
16_128XXXX	JPY	1,000,000,000	8,988,360	0.85	11-Mar-19
04_55_B1XX	JPY	8,000,000,000	72,480,181	5.40	26-Mar-19
	Sum Of Notional	11,943,000,000	108,709,713
19_547XXXX	KZT	250,733,389	666,171	8.30	18-Mar-19
	Sum Of Notional	250,733,389	666,171
14_04_B1XX	MXN	212,880,000	11,075,329	0.50	22-Jan-19
	Sum Of Notional	212,880,000	11,075,329
19_125XXXX	NOK	1,055,000,000	123,704,329	4.00	19-Mar-19
	Sum Of Notional	1,055,000,000	123,704,329
18_214XXXX	NZD	66,400,000	45,503,920	3.00	15-Feb-19
14_59XXXXX	NZD	4,890,000	3,362,853	4.24	26-Feb-19
	Sum Of Notional	71,290,000	48,866,773
18_718_1XX	PHP	165,641,920	3,155,505	6.34	22-Mar-19
	Sum Of Notional	165,641,920	3,155,505
18_178XXXX	RON	82,500,000	20,058,108	2.36	17-Jan-19
18_190XXXX	RON	100,000,000	23,793,944	2.40	25-Jan-19
18_215XXXX	RON	103,500,000	24,913,645	2.45	05-Feb-19
	Sum Of Notional	286,000,000	68,765,697
17_157_B1X	RUB	1,000,000,000	15,228,222	—	26-Feb-19
16_120XXXX	RUB	300,000,000	4,559,964	7.52	01-Mar-19
	Sum Of Notional	1,300,000,000	19,788,186
12_34XXXXX	TRY	164,000,000	30,157,037	0.50	10-Jan-19
17_158XXXX	TRY	7,300,000	1,385,436	8.15	25-Jan-19
16_122XXXX	TRY	39,900,000	7,513,134	9.57	21-Feb-19
17_181XXXX	TRY	26,000,000	4,654,493	8.75	28-Mar-19
	Sum Of Notional	237,200,000	43,710,100
16_108XXXX	USD	250,000,000	250,000,000	2.47	09-Jan-19
16_129XXXX	USD	250,000,000	250,000,000	2.47	09-Jan-19
16_148XXXX	USD	150,000,000	150,000,000	2.47	09-Jan-19
16_66XXXXX	USD	500,000,000	500,000,000	2.47	09-Jan-19
18_295_B4X	USD	1,824,340	1,824,340	—	14-Jan-19
18_357_B4X	USD	2,310,510	2,310,510	—	14-Jan-19
16_104XXXX	USD	100,000,000	100,000,000	1.25	28-Jan-19
17_170XXXX	USD	5,000,000	5,000,000	7.76	01-Feb-19
18_247XXXX	USD	350,000,000	350,000,000	2.51	01-Mar-19
	Sum Of Notional	1,609,134,850	1,609,134,850
14_68XXXXX	UYU	223,500,000	6,694,623	11.10	25-Mar-19
	Sum Of Notional	223,500,000	6,694,623

TOTAL MATURED MARKET BORROWINGS			2,463,359,465

INTERNATIONAL FINANCE CORPORATION	Page 146

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2019
Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	60,683,711	60,683,711	1.84	15-Mar-19
	Sum Of Notional	60,683,711	60,683,711

TOTAL MATURED IBRD AND IDA BORROWINGS			60,683,711

Net decrease in Short-term Borrowings for the quarter ended March 31, 2019			50,285,462

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 147

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
June 30, 2019
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
19_245XXXX	AUD	100,000,000	70,350,000	3.15	24-Apr-19
19_259XXXX	AUD	25,000,000	17,540,000	3.15	07-May-19
19_262XXXX	AUD	25,000,000	17,193,750	3.15	17-May-19
19_266XXXX	AUD	50,000,000	34,632,500	3.15	30-May-19
19_284XXXX	AUD	150,000,000	104,872,500	3.15	27-Jun-19
	Sum Of Notional	350,000,000	244,588,750
19_261XXXX	BRL	75,000,000	19,095,874	7.50	09-May-19
19_257XXXX	BRL	20,000,000	5,067,525	—	10-May-19
19_275XXXX	BRL	20,000,000	5,153,245	—	06-Jun-19
19_277XXXX	BRL	50,000,000	12,867,032	—	11-Jun-19
19_280XXXX	BRL	40,000,000	10,359,742	—	19-Jun-19
	Sum Of Notional	205,000,000	52,543,418
19_276XXXX	COP	35,000,000,000	10,630,769	5.20	05-Jun-19
	Sum Of Notional	35,000,000,000	10,630,769
19_272XXXX	CRC	4,050,000,000	6,841,216	6.35	07-Jun-19
	Sum Of Notional	4,050,000,000	6,841,216
19_227XXXX	EUR	113,000,000	126,560,000	—	02-Apr-19
19_228XXXX	EUR	18,000,000	20,160,000	1.05	02-Apr-19
19_230XXXX	EUR	10,000,000	11,243,000	0.11	03-Apr-19
	Sum Of Notional	141,000,000	157,963,000
19_270XXXX	GHS	80,000,000	15,023,474	12.50	03-Jun-19
	Sum Of Notional	80,000,000	15,023,474
19_267XXXX	HKD	100,000,000	12,750,792	1.72	31-May-19
19_274XXXX	HKD	100,000,000	12,755,997	1.66	05-Jun-19
	Sum Of Notional	200,000,000	25,506,789
19_248XXXX	JPY	1,011,000,000	9,037,679	0.10	24-Apr-19
19_251XXXX	JPY	1,198,000,000	10,709,337	1.00	24-Apr-19
19_252XXXX	JPY	3,192,000,000	28,534,394	1.00	24-Apr-19
19_238XXXX	JPY	1,338,000,000	11,965,124	11.00	25-Apr-19
19_254XXXX	JPY	469,000,000	4,194,053	1.25	25-Apr-19
19_265XXXX	JPY	968,000,000	8,847,859	6.67	29-May-19
19_269XXXX	JPY	472,000,000	4,314,245	1.25	29-May-19
19_282XXXX	JPY	954,000,000	8,859,173	1.00	26-Jun-19
19_283XXXX	JPY	3,768,000,000	34,990,946	1.00	26-Jun-19
19_279XXXX	JPY	317,000,000	2,939,677	3.00	27-Jun-19
	Sum Of Notional	13,687,000,000	124,392,487
19_250XXXX	MXN	980,000,000	51,222,279	7.04	30-May-19
	Sum Of Notional	980,000,000	51,222,279
19_271XXXX	NGN	5,400,000,000	14,958,000	7.50	03-Jun-19
	Sum Of Notional	5,400,000,000	14,958,000

INTERNATIONAL FINANCE CORPORATION	Page 148

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
June 30, 2019
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
19_239XXXX	NZD	1,500,000	1,010,475	1.50	17-Apr-19
	Sum Of Notional	1,500,000	1,010,475
19_642XXXX	RON	50,000,000	11,854,943	3.48	11-Apr-19
19_247XXXX	RON	100,000,000	23,555,461	3.25	30-Apr-19
19_658XXXX	RON	70,000,000	16,385,768	3.30	30-May-19
	Sum Of Notional	220,000,000	51,796,172
19_231XXXX	RUB	4,000,000,000	61,176,111	6.38	05-Apr-19
19_235XXXX	RUB	500,000,000	7,730,963	5.25	10-Apr-19
19_244XXXX	RUB	500,000,000	7,849,207	5.25	23-Apr-19
19_260XXXX	RUB	500,000,000	7,661,661	6.25	08-May-19
19_264XXXX	RUB	1,000,000,000	15,473,684	6.38	28-May-19
19_253XXXX	RUB	625,000,000	9,621,824	6.17	30-May-19
	Sum Of Notional	7,125,000,000	109,513,450
19_237XXXX	SEK	500,000,000	53,953,729	0.90	12-Apr-19
19_263XXXX	SEK	100,000,000	10,372,099	0.90	17-May-19
19_268XXXX	SEK	275,000,000	28,772,613	1.13	31-May-19
19_273XXXX	SEK	100,000,000	10,600,182	0.90	04-Jun-19
	Sum Of Notional	975,000,000	103,698,623
19_224XXXX	TRY	30,000,000	5,396,169	—	01-Apr-19
19_226XXXX	TRY	75,000,000	13,528,138	10.00	02-Apr-19
19_232XXXX	TRY	75,000,000	13,240,357	11.00	09-Apr-19
19_233XXXX	TRY	20,000,000	3,515,773	—	10-Apr-19
19_234XXXX	TRY	100,000,000	17,448,657	20.00	11-Apr-19
19_236XXXX	TRY	20,000,000	3,438,790	—	12-Apr-19
19_208XXXX	TRY	84,400,000	14,691,291	—	17-Apr-19
19_241XXXX	TRY	50,000,000	8,703,372	—	17-Apr-19
19_240XXXX	TRY	25,000,000	4,297,083	9.00	18-Apr-19
19_242XXXX	TRY	100,000,000	17,188,333	—	18-Apr-19
19_243XXXX	TRY	100,000,000	17,188,333	12.00	18-Apr-19
19_246XXXX	TRY	30,000,000	5,107,817	—	24-Apr-19
19_249XXXX	TRY	500,000,000	85,130,292	—	24-Apr-19
19_255XXXX	TRY	50,000,000	8,084,989	—	08-May-19
19_256XXXX	TRY	20,000,000	3,264,000	—	13-May-19
19_229XXXX	TRY	21,000,000	3,468,265	—	21-May-19
	Sum Of Notional	1,300,400,000	223,691,659
19_258XXXX	UAH	1,350,100,000	51,647,826	15.75	13-May-19
	Sum Of Notional	1,350,100,000	51,647,826
19_647XXXX	USD	12,000,000	12,000,000	7.14	07-May-19
19_652XXXX	USD	5,000,000	5,000,000	9.00	20-May-19
19_278XXXX	USD	7,000,000	7,000,000	8.93	14-Jun-19

INTERNATIONAL FINANCE CORPORATION	Page 149

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
June 30, 2019
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
19_281XXXX	USD	122,800,000	122,800,000	3.04	27-Jun-19
	Sum Of Notional	146,800,000	146,800,000
19_225XXXX	ZAR	500,000,000	35,283,076	8.25	02-Apr-19
	Sum Of Notional	500,000,000	35,283,076

TOTAL NEW MARKET BORROWINGS			1,427,111,463

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
14_73XXXXX	AUD	6,290,000	4,472,819	3.25	23-Apr-19
14_94XXXXX	AUD	150,000,000	103,155,000	2.11	21-May-19
	Sum Of Notional	156,290,000	107,627,819
18_88XXXXX	BRL	16,000,000	4,008,819	—	25-Apr-19
16_156XXXX	BRL	50,620,000	13,150,443	10.00	14-Jun-19
17_234XXXX	BRL	50,000,000	12,989,375	10.00	14-Jun-19
17_265XXXX	BRL	50,000,000	12,989,375	10.00	14-Jun-19
17_274XXXX	BRL	80,000,000	20,782,999	10.00	14-Jun-19
	Sum Of Notional	246,620,000	63,921,011
15_511XXXX	CRC	833,333,333.33	1,403,863	7.86	15-May-19
	Sum Of Notional	833,333,333.33	1,403,863
14_508XXXX	INR	19,600,000,000	283,213,871	7.80	03-Jun-19
15_153XXXX	INR	3,316,380,000	47,920,654	7.80	03-Jun-19
16_10XXXXX	INR	2,000,000,000	28,899,374	7.80	03-Jun-19
16_68YYYYY	INR	1,700,000,000	24,564,468	7.80	03-Jun-19
	Sum Of Notional	26,616,380,000	384,598,367
19_265_B1X	JPY	8,000,000	73,941	6.67	06-Jun-19
13_95_B1XX	JPY	1,000,000,000	9,200,055	—	17-Jun-19
14_100XXXX	JPY	2,975,000,000	27,588,445	1.00	27-Jun-19
	Sum Of Notional	3,983,000,000	36,862,441
15_77_B1XX	MXN	1,500,000,000	76,694,959	4.50	05-Jun-19
	Sum Of Notional	1,500,000,000	76,694,959
19_213XXXX	NOK	1,065,550,000	125,285,126	3.40	25-Jun-19
	Sum Of Notional	1,065,550,000	125,285,126
14_72XXXXX	NZD	3,200,000	2,128,000	4.41	26-Apr-19
	Sum Of Notional	3,200,000	2,128,000
18_690XXXX	RON	70,000,000	16,653,186	2.63	06-Jun-19
	Sum Of Notional	70,000,000	16,653,186
18_584XXXX	RSD	101,405,000	965,256	3.75	17-Jun-19
	Sum Of Notional	101,405,000	965,256
16_212XXXX	RUB	100,000,000	1,529,352	6.40	03-Jun-19

INTERNATIONAL FINANCE CORPORATION	Page 150

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
June 30, 2019
Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
17_112XXXX	RUB	200,000,000	3,058,700	6.40	03-Jun-19
17_122XXXX	RUB	200,000,000	3,058,700	6.40	03-Jun-19
17_147XXXX	RUB	200,000,000	3,058,700	6.40	03-Jun-19
17_156XXXX	RUB	200,000,000	3,058,700	6.40	03-Jun-19
17_37XXXXX	RUB	200,000,000	3,058,700	6.40	03-Jun-19
17_84XXXXX	RUB	200,000,000	3,058,700	6.40	03-Jun-19
	Sum Of Notional	1,300,000,000	19,881,552
14_590XXXX	RWF	15,000,000,000	16,543,035	12.25	16-May-19
	Sum Of Notional	15,000,000,000	16,543,035
18_89XXXXX	TRY	50,000,000	8,498,343	—	25-Apr-19
12_57XXXXX	TRY	16,000,000	2,638,044	0.50	15-May-19
14_84XXXXX	TRY	230,000,000	37,921,881	0.50	15-May-19
17_239XXXX	TRY	5,660,000	931,304	8.70	24-May-19
16_163XXXX	TRY	12,500,000	2,071,303	8.95	28-May-19
16_194XXXX	TRY	80,000,000	13,623,514	—	17-Jun-19
17_275XXXX	TRY	50,000,000	8,514,696	—	17-Jun-19
18_140XXXX	TRY	20,000,000	3,405,879	—	17-Jun-19
18_93XXXXX	TRY	50,000,000	8,514,696	—	17-Jun-19
16_181XXXX	TRY	14,500,000	2,512,258	9.10	27-Jun-19
	Sum Of Notional	528,660,000	88,631,918
17_118_B1X	USD	25,000	25,000	1.50	15-Apr-19
17_81_B1XX	USD	30,000	30,000	1.25	15-Apr-19
19_85_B2XX	USD	755,910	755,910	0.02	15-Apr-19
18_305XXXX	USD	100,000,000	100,000,000	2.50	18-Apr-19
18_311_B1X	USD	52,105,000	52,105,000	4.21	29-Apr-19
18_99_B1XX	USD	40,200,000	40,200,000	2.68	01-May-19
18_295XXXX	USD	14,390,740	14,390,740	—	31-May-19
15_177_B1Y	USD	6,720,000	6,720,000	1.13	15-Jun-19
15_182_B1X	USD	3,098,000	3,098,000	1.00	15-Jun-19
	Sum Of Notional	217,324,650	217,324,650

TOTAL MATURED MARKET BORROWINGS			1,158,521,183

Net decrease in Short-term Borrowings for the quarter ended June 30, 2019			469,781,419.04

* Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.